Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2010 Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars, unless otherwise stated. Please refer to Note 25 to the 2010 Audited Consolidated Financial Statements for a summary of differences between Canadian and United States (“U.S.”) GAAP. This MD&A, which is current as of February 28, 2011, is organized into six sections.

1	CORPORATE OVERVIEW	2	SEGMENT REVIEW AND RECONCILIATION TO NET INCOME	3	CONSOLIDATED LIQUIDITY AND FINANCING

2	Our Business	7	Wireless	29	Liquidity and Capital Resources

2	Our Strategy	13	Cable	32	Interest Rate and Foreign
					Exchange Management
3	Consolidated Financial and	23	Media
	Operating Results			33	Outstanding Common Share Data
		26	Reconciliation of Net Income
6	2011 Financial and		to Operating Profit	34	Dividends on RCI Equity Securities
	Operating Guidance
		28	Additions to PP&E	35	Commitments and Other
					Contractual Obligations

				35	Off-Balance Sheet Arrangements

4	OPERATING ENVIRONMENT	5	ACCOUNTING POLICIES AND NON-GAAP MEASURES	6	ADDITIONAL FINANCIAL INFORMATION

35	Government Regulation and	45	Key Performance Indicators and	55	Related Party Transactions
	Regulatory Developments		Non-GAAP Measures
				56	Five-Year Summary of
37	Wireless Regulation and	46	Critical Accounting Policies		Consolidated Financial Results
	Regulatory Developments
		47	Critical Accounting Estimates	57	Summary of Seasonality and
38	Cable Regulation and				Quarterly Results
	Regulatory Developments	49	New Accounting Standards
				60	Summary of Financial Results of
39	Media Regulation and	49	Recent Canadian Accounting		Long-Term Debt Guarantors
	Regulatory Developments		Pronouncements
				60	Controls and Procedures
39	Competition in our Businesses	51	Changes in Accounting Policies
				61	Supplementary Information:
40	Risks and Uncertainties Affecting	55	U.S. GAAP Differences		Non-GAAP Calculations
	our Businesses

In this MD&A, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which were reported in the following segments for the year ended December 31, 2010:

• “Wireless”, which refers to our wireless communications operations, carried on by Rogers Communications Partnership (“RCP”), formerly Rogers Wireless Partnership (“RWP”), and Fido Solutions Inc. (“Fido”);

• “Cable”, which refers to our cable communications operations, carried on by Rogers Communications Partnership, formerly Rogers Cable Communications Inc. (“RCCI”) and its subsidiary, Rogers Cable Partnership; and

• “Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 55 radio stations, the Citytv television network, the Rogers Sportsnet and Sportsnet ONE television networks, The Shopping Channel, the OMNI television stations, and Canadian specialty channels, including The Biography Channel (Canada), G4 Canada and Outdoor Life Network; Rogers Publishing, which publishes consumer and business magazines and trade journals; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc. excluding our subsidiaries.

On July 1, 2010, our shared services and substantially all of Cable and Wireless operations were consolidated into Rogers Communications Partnership. See the section entitled “Consolidated Liquidity and Financing”.

Substantially all of our operations are in Canada.

Throughout this MD&A, all percentage changes are calculated using numbers rounded to the decimal to which they appear. Please note that the charts, graphs and diagrams that follow have been included for ease of reference and illustrative purposes only and do not form part of management’s discussion and analysis.

1	ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTION REGARDING FORWARD -LOOKING STATEMENTS, RISKS AND ASSUMPTIONS
This MD&A includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this MD&A. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, property, plant and equipment (“PP&E”) expenditures, free cash flow, dividend payments, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services, the currently estimated financial impacts of converting to International Financial Reporting Standards (“IFRS”) accounting standards, and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, industry structure and stability, and current guidance from accounting standard bodies with respect to the conversion to IFRS accounting standards.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to new interpretations from accounting standards bodies, economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, see the sections of this MD&A entitled “Risks and Uncertainties Affecting our Businesses” and “Government Regulation and Regulatory Developments”. Our annual and quarterly reports can be found online at rogers.com, sedar.com and sec.gov or are available directly from Rogers.

ADDITIONAL INFORMATION
Additional information relating to Rogers, including our Annual Information Form, discussions of our 2010 quarterly results, and a glossary of communications and media industry terms, may be found online at sedar.com, sec.gov or rogers.com. Information contained in or connected to these websites are not a part of and not incorporated into this MD&A.

1. CORPORATE OVERVIEW

OUR BUSINESS
We are a diversified Canadian communications and media company with substantially all of our operations and sales in Canada. We are engaged in wireless voice and data communications services through Wireless, Canada’s largest wireless provider. Through Cable, we are one of Canada’s largest providers of cable television services as well as high-speed Internet access, telephony services and retailing of communications and home entertainment products and services. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.a and RCI.b) and on the New York Stock Exchange (NYSE: RCI).

For more detailed descriptions of our Wireless, Cable and Media businesses, see the respective segment discussions that follow.

OUR STRATEGY
Our business objective is to maximize subscribers, revenue, operating profit and return on invested capital by enhancing our position as one of Canada’s leading diversified communications and media companies. Our strategy is to be the leading and preferred provider of innovative communications, entertainment and information services to Canadians. We seek to leverage our advanced networks, infrastructure, sales channels, brands and marketing resources across the Rogers group of companies by implementing cross-selling and joint sales distribution initiatives as well as cost reduction initiatives through infrastructure sharing, to create value for our customers and shareholders.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A	2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We seek to exploit opportunities for Wireless, Cable and Media to create bundled product and service offerings at attractive prices, in addition to implementing cross-marketing and cross-promotion of products and services to increase sales and enhance subscriber loyalty. We also work to identify and implement areas of opportunity for our businesses that will enhance operating efficiencies by sharing infrastructure, corporate services and sales distribution channels. We continue to develop brand awareness and promote the “Rogers” brand as a symbol of quality and innovation.

In September 2009, we announced the further integration of our Cable and Wireless businesses with the creation of a Communications Services organization. This more streamlined organizational structure is intended to facilitate faster time to market, deliver an enhanced and more consistent customer experience, and improve the overall effectiveness and efficiency of the Wireless and Cable businesses. This more integrated operating approach also recognizes the continued convergence of certain aspects of wireless and wireline networks and services. In July 2010, our shared services and substantially all of Cable and Wireless operations were consolidated into Rogers Communications Partnership. Segmented reporting continues to reflect the foregoing Cable and Wireless services as separate product segments (See the section entitled “July 1, 2010 Corporate Reorganization”).

CONSOLIDATED FINANCIAL AND OPERATING RESULTS
See the sections in this MD&A entitled “Critical Accounting Policies”, “Critical Accounting Estimates” and “New Accounting Standards” and also the Notes to the 2010 Audited Consolidated Financial Statements for a discussion of critical and new accounting policies and estimates as they relate to the discussion of our operating and financial results below.

We measure the success of our strategies using a number of key performance indicators as outlined in the section entitled “Key Performance Indicators and Non-GAAP Measures”. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as alternatives to net income or any other measure of performance under Canadian or U.S. GAAP. The non-GAAP measures presented in this MD&A include, among other measures, operating profit, adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic and diluted net income per share and free cash flow. We believe that the non-GAAP financial measures provided, which exclude: (i) stock-based compensation expense (recovery); (ii) integration and restructuring expenses; (iii) contract termination fees; (iv) an adjustment for Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II fees related to prior periods; (v) settlement of pension obligations; (vi) other items (net); and (vii) in respect of net income and net income per share, debt issuance costs, loss on repayment of long-term debt, impairment losses on goodwill, intangible assets and other long-term assets and the related income tax impacts of the above items, provide for a more effective analysis of our operating performance. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations” for further details.

The increased levels of competitive intensity have negatively impacted the results of our Wireless and Cable businesses during 2010. This includes higher subscriber churn and lower average revenue per user (“ARPU”) at Wireless and a slowing in the number of new subscriber additions and increased promotional and retention activity at Cable. During 2010, Media has benefited from a rebound in the advertising market. In response to the competitive intensity and economic conditions, we restructured our organization and employee base to improve our organizational efficiency and cost structure which resulted in cost efficiencies during 2010.

We believe that we are well-positioned from both a leverage and a liquidity perspective with a debt to adjusted operating profit ratio of 2.1. In addition, there were no advances outstanding under our entire $2.4 billion fully committed multi-year bank credit facility at December 31, 2010 and we have no scheduled debt maturities until May 2012.

3	ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Highlights and Significant Developments in 2010
• Generated revenue growth of 5% at Wireless network, 4% at Cable Operations and 7% at Media, with consolidated annual revenue growth of 4%. Adjusted operating profit grew 6% to $4,653 million and adjusted operating profit margins expanded by 80 basis points to 38.2%.

• In February 2010, we renewed our normal course issuer bid (“NCIB”)  to repurchase up to the lesser of $1.5 billion or 43.6 million Class B  Non-Voting shares during the twelve-month period ending February 21, 2011, under which we purchased for cancellation 37.1 million Class  B Non-Voting shares during 2010 for $1.3 billion.

• In February 2010, we increased the annualized dividend from $1.16  to $1.28 per Class A Voting and Class B Non-Voting share, paying out $734 million in dividends to shareholders during the year.

• We closed $1.7 billion aggregate principal amount of investment grade debt offerings during the year, consisting of $800 million of 6.11% Senior Notes due 2040 and $900 million of 4.70% Senior Notes due 2020. Among other things, proceeds of the offerings were used to repay bank debt and redeem our public debt issues maturing in 2011. We redeemed all three of our public debt issues maturing in 2011, including US$490 million of 9.625% Senior Notes, $460 million  of 7.625% Senior Notes and $175 million of 7.25% Senior Notes. In total, we reduced our weighted average cost of borrowing to 6.68%  at December 31, 2010 from 7.27% at December 31, 2009.

• We increased our ownership position in Cogeco Cable Inc. and Cogeco Inc. for investment purposes, with the acquisition of 892,250 subordinate voting shares of Cogeco Cable Inc. and 946,090 subordinate voting shares of Cogeco Inc.

• We increased free cash flow, defined as adjusted operating profit less PP&E expenditures and interest on long-term debt, by 14% from 2009 levels to $2.1 billion. Free cash flow per share increased by 23% reflecting the growth in underlying free cash flow and the accretion from our share buybacks, which have decreased the base of outstanding shares.

• At December 31, 2010, there were no advances outstanding under  our $2.4 billion committed bank credit facility that matures in July 2013. This strong liquidity position is further enhanced by the fact that our earliest scheduled debt maturity is in May 2012, together providing us with substantial liquidity and flexibility.

• Subsequent to the end of 2010, on February 15, 2011, we announced  that our Board of Directors had approved a 11% increase in the annualized dividend to $1.42 per share effective immediately, and that it has approved the renewal of our NCIB share buyback program authorizing the repurchase of up to $1.5 billion of Rogers shares on the open market during the next twelve months.

• Also subsequent to the end of the year, on February 18, 2011, we announced that we have issued notices to redeem on March 21, 2011 all of our US$350 million principal amount of 7.875% Senior Notes due 2012 and all of our US$470 million principal amount of 7.25% Senior Notes due 2012, in each case at the applicable redemption price plus accrued interest to the date of redemption, as prescribed in the applicable indenture.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
For the year ended December 31, 2010, Wireless, Cable and Media represented 57%, 34% and 12% of our consolidated revenue, respectively (2009 - 57%, 34% and 12%), offset by corporate items and eliminations of 3%. On the basis of consolidated adjusted operating profit, Wireless, Cable and Media also represented 68%, 31% and 3%, respectively (2009 - 69%, 30% and 3%), offset by corporate items and eliminations of 2% (2009 - 2%).

For detailed discussions of Wireless, Cable and Media, refer to the respective segment discussions below.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A	4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summarized Consolidated Financial Results

Years ended December 31, (In millions of dollars, except per share amounts)	2010	2009	% Chg
Operating revenue
Wireless	$6,968	$6,654	5
Cable
Cable Operations	3,185	3,074	4
RBS	560	503	11
Rogers Retail	355	399	(11)
Corporate items and eliminations	(48)	(28)	71
	4,052	3,948	3
Media	1,501	1,407	7
Corporate items and eliminations	(335)	(278)	21
Total	12,186	11,731	4
Adjusted operating profit(1)
Wireless	3,167	3,042	4
Cable
Cable Operations	1,424	1,298	10
RBS	40	35	14
Rogers Retail	(27)	(9)	200
	1,437	1,324	9
Media	147	119	24
Corporate items and eliminations	(98)	(97)	1
Adjusted operating profit(1)	4,653	4,388	6
Stock-based compensation (expense) recovery(3)	(47)	33	n/m
Settlement of pension obligations(4)	–	(30)	n/m
Integration and restructuring expenses(5)	(40)	(117)	(66)
Other items, net (6)	(14)	–	n/m
Contract termination fees(7)	–	(19)	n/m
Adjustment for CRTC Part II fees decision(8)	–	61	n/m
Operating profit(1)	4,552	4,316	5
Other income and expense, net(9)	3,024	2,838	7
Net income	$1,528	$1,478	3
Basic and diluted net income per share	$2.65	$2.38	11
As adjusted:(2)
Net income	$1,707	$1,556	10
Basic and diluted net income per share	$2.96	$2.51	18
Additions to property, plant and equipment (“PP&E”)(1)
Wireless	$937	$865	8
Cable
Cable Operations	611	642	(5)
RBS	38	37	3
Rogers Retail	13	14	(7)
	662	693	(4)
Media	46	62	(26)
Corporate	194	235	(17)
Total	$1,839	$1,855	(1)

(1)
As defined. See the sections entitled “Supplementary Information: Non-GAAP Calculations” and “Key Performance Indicators and Non-GAAP Measures”. Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian GAAP. See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian GAAP and the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)
For details on the determination of the ‘as adjusted’ amounts, which are non-GAAP measures, see the sections entitled “Supplementary Information: Non-GAAP Calculations” and “Key Performance Indicators and Non-GAAP Measures”. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) stock-based compensation (recovery) expense; (ii) integration and restructuring expenses; (iii) contract termination fees; (iv) an adjustment for CRTC Part II fees related to prior periods; (v) settlement of pension obligations; (vi) other items (net); and (vii) in respect of net income and net income per share, debt issuance costs, loss on repayment of long-term debt, impairment losses on goodwill, intangible assets and other long-term assets, and the related income tax impact of the above amounts.

(3)	See the section entitled “Stock-based Compensation”.
(4)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(5)
For the year ended December 31, 2010, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base; ii) restructuring expenses related to the outsourcing of certain information technology functions; iii) acquisition transaction costs incurred and the integration of acquired businesses; and iv) the closure of certain Rogers Retail stores. For the year ended December 31, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization  and to improve our cost structure in light of the current economic and competitive conditions; ii) severances and restructuring expenses related to the outsourcing of certain information technology functions; iii) the integration of acquired businesses; and iv) the closure of certain Rogers Retail stores.

(6)	Relates to the resolution of obligations and accruals relating to prior periods.
(7)	Relates to the termination and release of certain Blue Jays players from the remaining term of their contracts.
(8)	Relates to an adjustment for CRTC Part II fees related to prior periods. See the section entitled “Government Regulation and Regulatory Developments”.
(9)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.
n/m: not meaningful.

5	ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Of the $455 million year-over-year increase in our consolidated revenue, Wireless contributed $314 million, Cable contributed $104 million and Media contributed $94 million, offset by an increase in corporate items and eliminations of $57 million.

Of the $265 million year-over-year increase in our consolidated adjusted operating profit, Wireless contributed $125 million, Cable contributed $113 million and Media contributed $28 million, offset by an increase in corporate items and eliminations of $1 million.

Refer to the respective individual segment discussions for details of the revenue, operating expenses, operating profit and additions to PP&E of Wireless, Cable and Media.

2010 Performance Against Targets
The following table sets forth the guidance ranges for selected full-year financial and operating metrics that we provided for 2010 versus the actual results we achieved for the year. We achieved performance consistent with each of the financial objectives that were set forth for 2010.

	2009	2010 Guidance Range %				2010 Guidance Range $			2010
(In millions of dollars)	Actual	(As at February 17, 2010)				(As at February 17, 2010)			Actual
Consolidated
Adjusted operating profit(1)	$4,388	Up	2%	to	7%	$4,476	to	$4,695	$4,653
Additions to PP&E(2)	$1,855	Flat		to	5%	$1,855	to	$1,948	$1,839
Free cash flow(3)	$1,886	Up	3%	to	8%	$1,943	to	$2,037	$2,145

Cash income taxes
Assumptions for the timing and amount of cash income tax payments(4)	$8		~$150				~$150		$152

(1)	Excludes stock-based compensation expense (recovery), integration and restructuring expenses, and other items (net).
(2)	In addition to Wireless, Cable Operations and Media PP&E expenditures, consolidated additions to PP&E includes RBS, Rogers Retail and Corporate.
(3)	Pre-tax free cash flow is defined as adjusted operating profit less PP&E expenditures and interest expense and is not a term defined under Canadian GAAP.
(4)	Management currently expects to be fully cash taxable in the 2012 timeframe.

2011 Financial And Operating Guidance
The following table outlines guidance ranges and assumptions for selected 2011 financial metrics. This information is forward-looking and should be read in conjunction with the section entitled “Caution

Regarding Forward-Looking Statements, Risks and Assumptions” and in related disclosures, for the various economic, competitive, and regulatory assumptions and factors that could cause actual future financial and operating results to differ from those currently expected.

Full Year 2011 Guidance
	GAAP 2010	IFRS 2010	IFRS 2011
(In millions of dollars)	Actual	Actual	Guidance
Consolidated
Adjusted operating profit(1)	$4,653	$4,635	$4,600 to $ 4,765
Additions to PP&E(2)	$1,839	$1,842	$1,950 to $ 2,050
After-tax free cash flow(3)	$1,993	$1,972	$1,850 to $ 1,975

(1)	Excludes stock-based compensation expense, integration and restructuring expenses, and other items (net).
(2)	In addition to Wireless, Cable Operations and Media PP&E expenditures, consolidated additions to PP&E includes RBS, Rogers Retail and Corporate.
(3)
After-tax cash flow is defined as adjusted operating profit less PP&E expenditures, interest expense and cash taxes, and is not a term defined under Canadian GAAP or IFRS. Cash taxes are expected to be approximately $90 million in 2011.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A	6

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2. SEGMENT REVIEW
WIRELESS

WIRELESS BUSINESS
Wireless is the largest Canadian wireless communications service provider, serving approximately 9.0 million retail voice and data subscribers at December 31, 2010, representing approximately 36% of Canadian wireless subscribers. Wireless operates on the global standards Global System for Mobile communications/High-Speed Packet Access (“GSM/HSPA”) wireless network technology platforms. Its underlying GSM/General Packet Radio Service/Enhanced Data for GSM Evolution (“GSM/GPRS/EDGE”) network provides coverage to approximately 95% of Canada’s population. Overlaying the GSM network is a next generation wireless data technology called Universal Mobile Telephone System/ Evolved HSPA (“UMTS/HSPA+”) which covers approximately 88% of the population with wireless data services at speeds of up to 21 Mbps.

Wireless customers are able to access their services in most parts of the world through roaming agreements with various other GSM and HSPA wireless network operators. Rogers has one of the largest roaming footprints and number of available destinations for its customers’ wireless usage in the world. With each roaming agreement, Rogers has established a direct relationship with the operator rather than implementing third party services.

Wireless has generally negotiated wireless roaming with multiple operators within the majority of its roaming destinations in order to eliminate the possibility of its customers travelling in an area without coverage. This coverage depth also helps to ensure that Wireless’ customers roam on the best possible network available in a specific destination.

Wireless Products and Services
Wireless offers wireless voice, data and messaging services including related handset devices and accessories, across Canada. Wireless’ services are generally all available under either postpaid or prepaid payment options. Wireless’ network provides customers with advanced high-speed wireless data services, including mobile access to the Internet, wireless e-mail, digital picture and video transmission, mobile video, music and application downloading, video calling and two-way short messaging service (“SMS” or “text messaging”).

Wireless Distribution
Wireless’ nationwide distribution network includes: an independent dealer network; Rogers Wireless, Fido and chatr stores, which are managed by Rogers Retail; major retail chains; and convenience stores. Wireless markets its products and services under the Rogers Wireless, Fido and chatr brands through an extensive nationwide distribution network across Canada of approximately 2,900 dealer and retail third party locations and approximately 400 Rogers Retail locations (which is a segment of Cable). The distribution network sells its service plans and devices, and there are also thousands of additional locations selling its prepaid services. Wireless also offers many of its products and services through telemarketing and on the rogers.com, fido.ca and chatrwireless.com e-business websites.

Wireless Networks and Spectrum
Wireless is a facilities-based carrier operating its wireless networks over a broad, national coverage area, much of which is interconnected by its own fibre-optic and broadband microwave transmission infrastructure. The seamless, integrated nature of its networks enables subscribers to make and receive calls and to activate network features anywhere in Wireless’ coverage area and in the coverage area of roaming partners as easily as if they were in their home area.

Wireless holds 25 MHz of contiguous spectrum across Canada in the 850 MHz frequency range and 60 MHz in the 1900 MHz frequency range across the country, with the exception of southwestern Ontario, northern Québec, and the Yukon, Northwest and Nunavut territories, where Wireless holds 50 MHz in the 1900 MHz frequency range.

Wireless participated in the Advanced Wireless Services (“AWS”) spectrum auction in Canada which concluded on July 21, 2008. Wireless acquired 20 MHz of AWS spectrum, which operates in the 1700/2100 MHz frequency range, across all 10 provinces and 3 territories with winning bids that totaled approximately $1.0 billion, or approximately $1.67/MHz/pop.

Wireless also holds certain broadband fixed wireless spectrum in the 2300 MHz, 2500 MHz and 3500 MHz frequency ranges, together with Bell Canada, through an equally-owned joint venture called Inukshuk. Both companies have contributed fixed wireless spectrum holdings to the joint venture, along with access to their respective cellular towers and network backhaul facilities. The fixed wireless network acts as a wholesale provider of capacity to each of the joint venture partners, who in turn market, sell, support and bill for their respective fixed wireless service offerings over the network. During 2010, Inukshuk acquired approximately 61 MHz of additional 2500 MHz to 2690 MHz  spectrum in the provinces of British Columbia and Manitoba for $80 million from Craig Wireless and 61 MHz of the same spectrum in the  province of Saskatchewan for $14 million from YourLink Inc. As well, Inukshuk converted its 2500 MHz to 2690 MHz spectrum to Broadband Radio Service (“BRS”) mobile licences and, pursuant to government policy, approximately one-third of this spectrum was returned to Industry Canada. During 2009, Inukshuk also acquired 92 MHz of additional 2500 MHz to 2690 MHz spectrum in the provinces of Ontario and Quebec for $80 million from Look Communications Inc. and converted the spectrum licences to BRS mobile licences. Pursuant to government policy, one-third of this spectrum was returned to Industry Canada.

In the third quarter of 2009, Rogers initiated a network sharing arrangement with Manitoba Telecom Services (“MTS”) for the purpose of building a joint HSPA+ 3.5G wireless network in the province of Manitoba. This joint network was completed in 2010 and is being launched during the first quarter of 2011 covering approximately 96% of the Manitoba population. In addition, Rogers completed a business network sharing arrangement with TBayTel in 2010 that enables our combined base of customers in North Western Ontario to receive HSPA+ 3.5G wireless services under a joint brand (TBayTel with the power of Rogers) and Rogers customers in the rest of Canada to receive such services within the Thunder Bay coverage area in North Western Ontario.

During 2010, we announced the start of technical trials of next generation Long Term Evolution (“LTE”) wireless network technology in various frequency bands in the Ottawa area to better understand and plan for LTE data throughput speeds, performance quality, and the interoperability with our existing HSPA+ network.

7	ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

WIRELESS STRATEGY
Wireless’ objective is to drive profitable growth within the Canadian wireless communications industry, and its strategy is designed to maximize subscriber share, cash flow and return on invested capital. The key elements of its strategy are as follows:

• Continually enhancing its scale and competitive position in the Canadian wireless communications market;

• Focusing on offering innovative voice and wireless data services  into the targeted youth, family, and small and medium-sized business segments, and specifically to drive increased penetration of smartphones and other advanced wireless devices;

• Enhancing the customer experience through ongoing focus principally in the areas of wireless devices, network quality and customer service in order to maximize service revenue and minimize customer deactivations, or churn;

• Increasing revenue from existing customers by cross selling and up selling wireless data and other enhanced and converged services to wireless voice customers;

• Enhancing and expanding owned and third party sales distribution channels to deliver products, services and support to customers;

• Maintaining the most technologically advanced, high-quality and national wireless network possible with global coverage enabled by widely adopted global standard network technologies; and

• Leveraging relationships across the Rogers group of companies to provide bundled product and service offerings at attractive prices to common customers, in addition to implementing cross-selling, distribution and branding initiatives as well as leveraging infrastructure sharing opportunities.

RECENT WIRELESS INDUSTRY TRENDS
Focus on Customer Retention
The wireless communications industry’s current market penetration in Canada is estimated to be 74% of the population, compared to approximately 96% in the U.S. and approximately 121% in the United Kingdom, and Wireless expects the Canadian wireless industry to continue to grow by approximately 4 to 5 percentage points of penetration each year for the next several years. As penetration deepens, it requires an increasing focus on customer satisfaction, the promotion of new data and voice services to existing customers, and customer retention.

Demand for Sophisticated Data Applications
The ongoing development of wireless data transmission technologies has led wireless device developers, such as handsets and portable computing devices, to develop more sophisticated smartphone type devices with increasingly advanced capabilities, including access to e-mail and other corporate information technology platforms, news, sports, financial information and services, shopping services, photos, music, applications, and streaming video clips, mobile television and other functions. Wireless believes that the introduction of such new devices and applications will drive continued growth of wireless data services. Along with the acceleration of smartphone penetration comes the higher costs of equipment subsidies.

Increased Competition from Other Wireless Operators
Wireless faces increased competition from incumbent wireless operators as well as new entrants, which is fully described in the section of this MD&A entitled “Competition in our Businesses”. Some new entrants are introducing new unlimited pricing plans which have resulted in downward price adjustments and lower ARPU.

Migration to Next Generation Wireless Technology
The ongoing development of wireless data transmission technologies and the increased demand for sophisticated wireless services, especially data communications services, have led wireless providers to migrate towards the next generation of digital voice and data broadband wireless networks such as HSPA+ and LTE. These networks are intended to provide wireless communications with wireline quality sound, far higher data transmission speeds with increased efficiency, and enhanced streaming video capabilities. These networks support a variety of increasingly advanced data applications, including broadband Internet access, multimedia services and seamless access to corporate information systems, including desktop, client and server-based applications that can be accessed on a local, national or international basis. Wireless has been progressing towards next generation technology with LTE technical trials being conducted in the Ottawa area. Capital intensity is expected to increase with continuing network investments.

Development of Additional Technologies
In addition to the two main technology paths of the mobile/broadband wireless industry, namely GSM/HSPA and Code Division Multiple Access/ Evolution Data Optimized (“CDMA/EVDO”), three other significant broadband wireless technologies are in the process of development: WiFi, WiMAX and LTE. These technologies may accelerate the widespread adoption of digital voice and broadband wireless data networks.

WiFi (the IEEE 802.11 industry standard) allows suitably equipped devices, such as laptop computers and personal digital assistants, to connect to a local area wireless access point. These access points utilize unlicenced spectrum and the wireless connection is only effective within a local area radius of approximately 50–100 metres of the access point, and provide speeds similar to a wired local area network (“LAN”) environment (most recently the version designated as 802.11n). As the technology is primarily designed for in-building wireless access, many access points must be deployed to cover the selected local geographic area, and must also be interconnected with a broadband network to supply the connectivity to the Internet. Future enhancements to the range of WiFi service and the networking of WiFi access points may provide additional opportunities for wireless operators or municipal WiFi network operators, each providing capacity and coverage under the appropriate circumstances.

LTE, the worldwide GSM community’s new fourth generation (“4G”) broadband wireless technology evolution path, is being deployed in certain parts of the world. LTE is planned to be an all IP-based wireless data technology based on a new modulation scheme (orthogonal frequency-division multiplexing) that is specifically designed to improve

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

efficiency, lower costs, improve and expand the range of voice and data services available via mobile broadband wireless networks, make use of new spectrum allocations, and better integrate with other open technology standards. As a 4G technology, LTE is designed to build on and evolve the capabilities inherent in UMTS/HSPA, which is the world standard for mobile broadband wireless and standard upon which Wireless operates. LTE is fully backwards compatible with UMTS/HSPA and is designed to provide seamless voice and broadband data capabilities and data rates of more than 100 Mbps (dependent upon spectrum availability). Wireless is currently conducting a technical trial of LTE.

WiMAX (the IEEE 802.16 standard) is a relatively new and not broadly  adopted 4G technology that is being developed to enable broadband wireless services over a wide area at a cost point to enable mass market adoption. In contrast with WiFi, WiMAX is a cellular-like technology that operates in defined, licenced frequency bands and is thereby not hampered by interference from other applications and services using the same frequencies. The technology is designed to provide similar coverage and capabilities to traditional cellular networks (depending upon the amount of spectrum allocated and available). There are two main applications of WiMAX today: fixed (point-to-point) applications for backhaul and services to homes and small businesses and point-to-multipoint mobile broadband access. WiMAX is still an early-stage, data-focused technology with capabilities that have yet to fully match existing cellular technologies.

WIRELESS OPERATING AND FINANCIAL RESULTS
For purposes of this discussion, our Wireless segment revenue has been classified according to the following categories:

• Network revenue, which includes revenue derived from:

• postpaid (voice and data), which consists of revenues generated principally from monthly fees, airtime, data usage, and long-distance charges, optional service charges, system access and government cost recovery fees, and roaming charges; and

• prepaid (voice and data), which consists of revenues generated principally from airtime, data usage and other ancillary charges such as long-distance and roaming.

• Equipment sales, which consist of revenue generated from the sale, generally at or below our cost, of hardware and accessories to independent dealers, agents and retailers, and directly to subscribers through direct fulfillment by Wireless’ customer service groups, websites and telesales, net of subsidies.

Wireless’ operating expenses are segregated into the following categories for assessing business performance:

• Cost of equipment sales, representing costs related to equipment revenue;

• Sales and marketing expenses, consisting of costs to acquire and retain current and new subscribers, such as advertising, commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees as well as direct overheads related to these activities; and

• Operating, general and administrative expenses, consisting primarily of network operating expenses, customer care expenses, retention costs, including residual commissions paid to distribution channels, Industry Canada licencing fees associated with spectrum utilization, inter-carrier payments to roaming partners and long-distance carriers, CRTC contribution levy and all other expenses incurred to operate the business on a day-to-day basis.

Summarized Wireless Financial Results

Years ended December 31,
(In millions of dollars, except margin)	2010(1)	2009	% Chg
Operating revenue
Postpaid	$6,272	$5,948	5
Prepaid	297	297	–
Network revenue	6,569	6,245	5
Equipment sales	399	409	(2)
Total operating revenue	6,968	6,654	5
Operating expenses before the undernoted
Cost of equipment sales	1,225	1,059	16
Sales and marketing expenses	628	630	–
Operating, general and administrative expenses	1,948	1,923	1
	3,801	3,612	5
Adjusted operating profit(2)(3)	3,167	3,042	4
Stock-based compensation expense(4)	(11)	–	n/m
Settlement of pension obligations(5)	–	(3)	n/m
Integration and restructuring expenses(6)	(5)	(33)	(85)
Other items(7)	(5)	–	n/m
Operating profit(2)	$3,146	$3,006	5
Adjusted operating profit margin as % of network revenue(2)	48.2%	48.7%
Additions to PP&E(2)	$937	$865	8

(1)	The operating results of Cityfone Telecommunications Inc. (“Cityfone”) are included in Wireless’ results of operations from the date of acquisition on July 9, 2010.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(3)	Adjusted operating profit includes losses of $11 million and $13 million related to the Inukshuk wireless broadband initiative for 2010 and 2009, respectively.
(4)	See the section entitled “Stock-based Compensation”.
(5)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(6)
For the year ended December 31, 2010, costs incurred relate to i) severances expenses resulting from the targeted restructuring of our employee base; ii) restructuring expenses resulting from the outsourcing of certain information technology functions; and iii) the acquisition transaction costs incurred and integration of acquired businesses. For the year ended December 31, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization; and ii) severances and restructuring expenses resulting from the outsourcing of certain information technology functions.

(7)	Relates to the resolution of obligations and accruals relating to prior periods.

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Wireless Operating Highlights For the Year Ended December 31, 2010
• Network revenue increased by 5% from 2009 while adjusted operating profit increased by 4% during the same period, with margins for the year at 48.2%.

• Subscriber growth continued in 2010, with net additions of 466,000, of which approximately 68% were postpaid subscribers.

• Postpaid subscriber monthly churn was 1.18% in 2010, compared to 1.06% in 2009.

• Postpaid monthly ARPU was relatively flat compared to 2009 at $73.12, reflecting the impact of competitive intensity and declines in roaming and out-of-plan usage revenues, which offset the significant growth in wireless data revenue.

• Revenues from wireless data services grew approximately 34% year-over-year to $1,834 million in 2010 from $1,366 million in 2009, and represented approximately 28% of network revenue compared to 22% in 2009.

• Wireless activated approximately 1.9 million smartphone devices during the year, predominantly iPhone, BlackBerry and Android devices. Approximately 33% of these activations were for subscribers new to Wireless and 67% being for existing Wireless subscribers who upgraded to smartphones and generally committed to new term contracts. Subscribers with smartphones now represent approximately 41% of the overall postpaid subscriber base, up from 31% from last year, and generate average ARPU nearly twice that of  voice only subscribers.

• Wireless announced a strategic business relationship with TBayTel to extend HSPA+ service across Northern Ontario giving Rogers and TBayTel customers significantly expanded 3.5G coverage across communities and major highway corridors covering an area of close to 300,000 square kilometres.

• Wireless, through its 50%-owned Inukshuk Wireless Partnership, entered into an agreement to acquire from Craig Wireless approximately 61 MHz of broadband radio service spectrum in the 2500 MHz to 2690 MHz frequency range across the provinces of British Columbia and Manitoba, as well as between 6 MHz to 24 MHz of miscellaneous spectrum in certain Manitoba markets.

• Wireless unveiled the Rogers Handset Protection Guarantee program for wireless customers. The program, a first from a Canadian wireless service provider, provides a simple and cost effective replacement service for customers whose devices have been lost, stolen or broken.

• Wireless launched Rogers’ Extreme Text Messaging service, a North American first, allowing wireless customers to personalize their texting experience with signatures, distribution lists, blocking and forwarding, making the texting experience as easy and feature-rich as e-mail.

• Wireless announced the introduction of a new wireless brand called chatr which offers prepaid unlimited talk and text network services within defined urban chatr zones.

• Wireless launched the next generation Apple iPhone 4 that includes new features such as video calling, higher-resolution display, multitasking and HD video recording, and also began offering wireless service plans for Apple’s iPad for customers who want to take their movies, TV shows, music, games and reading with them.

• Wireless commenced a LTE wireless network technical trial in the Ottawa area. LTE is a 4G wireless technology that enables network speeds of up to 150 Mbps. The trial seeks to validate how LTE technology performs across a variety of spectrum frequencies in urban, suburban and rural environments, as well as actual throughput speeds, performance quality and interoperability with our existing HSPA+ network.

Summarized Wireless Subscriber Results
Years ended December 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2010	2009	Chg
Postpaid
Gross additions	1,330	1,377	(47)
Net additions (1)(2)	319	528	(209)
Total postpaid retail subscribers	7,325	6,979	346
Average monthly revenue per user (“ARPU”)(3)	$73.12	$73.93	$(0.81)
Average monthly minutes of usage	559	585	(26)
Monthly churn	1.18%	1.06%	0.12%

Prepaid
Gross additions	731	582	149
Net additions (2)	147	24	123
Total prepaid retail subscribers	1,652	1,515	137
ARPU(3)	$16.10	$16.73	$(0.63)
Average monthly minutes of usage	115	121	(6)
Monthly churn	3.18%	3.15%	0.03%

Total Postpaid and Prepaid
Gross additions	2,061	1,959	102
Net additions	466	552	(86)
Total postpaid and prepaid retail subscribers	8,977	8,494	483
Monthly churn	1.53%	1.44%	0.09%

Blended ARPU(3)	$63.03	$63.59	$(0.56)
Blended average monthly minutes of usage	478	500	(22)

(1)	On July 9, 2010, we acquired 44,000 postpaid subscribers from Cityfone. These subscribers are not included in net additions for the year ended December 31, 2010.
(2)
During 2010, we migrated 17,000 postpaid subscribers and 10,000 prepaid subscribers to TBayTel. These subscribers are not included in net additions for the year ended December 31, 2010 nor in the determination of postpaid or prepaid monthly churn.

(3)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”. As calculated in the “Supplementary Information: Non-GAAP Calculations” section.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Wireless Subscribers and Network Revenue
The year-over-year decrease in total net subscriber additions for the year primarily reflects an increase in the level of postpaid churn associated with heightened competitive intensity, partially offset by increased gross additions of prepaid subscribers.

Included in postpaid additions are a record number of new smartphone subscriber sales. The increase in prepaid subscriber additions was the result of Wireless’ launch of its urban zone-based unlimited voice and text ‘chatr’ product and also its continued offering from earlier in the summer of prepaid wireless service plans for the Apple iPad. In addition, Wireless introduced prepaid Rocket stick wireless data plans that offer the same speed and reliability as existing postpaid plans but are designed for customers seeking the convenience of prepaid online credit card activation without term contracts.

During 2010, we acquired British Columbia based wireless service reseller Cityfone, a wholesale customer of Wireless. The Cityfone customer base of approximately 44,000 subscribers was added as an adjustment to Wireless’ postpaid subscriber base during the year. In addition, we signed a strategic business relationship with TBayTel to extend HSPA+ service across Northern Ontario, and migrated 17,000 postpaid subscribers and 10,000 prepaid subscribers to TBayTel.

The increase in network revenue in 2010 compared to 2009 was driven predominantly by the continued growth of Wireless’ postpaid subscriber base and the continued adoption of wireless data services. Year-over-year blended ARPU decreased by 0.9%, which reflects declines in roaming, out-of-plan usage and network access fees, offset by higher wireless data and other ancillary revenues. These decreases reflect a combination of factors, including the creation over the past year of voice and data roaming value plans for frequent travelers, and general competitive intensity.

During 2010, wireless data revenue increased by approximately 34% from 2009, to $1,834 million. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphone and wireless laptop devices which are driving increased usage of e-mail, wireless Internet access, text messaging and other wireless data services. In 2010, data revenue represented approximately 28% of total network revenue, compared to 22% in 2009.

During 2010, Wireless activated and upgraded approximately 1.9 million smartphones, compared to approximately 1.5 million smartphones during 2009. These smartphones were predominately iPhone, BlackBerry and Android devices, of which approximately 33% were for subscribers new to Wireless. This resulted in subscribers with smartphones representing 41% of the overall postpaid subscriber base as at December 31, 2010, compared to 31% as at December 31, 2009. These subscribers generally commit to new multi-year-term contracts, and typically generate ARPU nearly twice that of voice only subscribers. This is the largest number of smartphone activations and new smartphone customer additions that Wireless has ever reported.

Wireless Equipment Sales
The year-over-year decrease in revenue from equipment sales, including activation fees and net of equipment subsidies for 2010, reflects the higher smartphone subsidy levels, which offset the increase in the number of smartphone activations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Wireless Operating Expenses

Years ended December 31,
(In millions of dollars)	2010	2009	% Chg
Operating expenses
Cost of equipment sales	$1,225	$1,059	16
Sales and marketing expenses	628	630	–
Operating, general and administrative expenses	1,948	1,923	1
Operating expenses before the undernoted	3,801	3,612	5
Stock-based compensation expense(1)	11	–	n/m
Settlement of pension obligations(2)	–	3	n/m
Integration and restructuring expenses(3)	5	33	(85)
Other items, net(4)	5	–	n/m
Total operating expenses	$3,822	$3,648	5

(1)	See the section entitled “Stock-based Compensation”.
(2)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(3)
For the year ended December 31, 2010, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base; ii) restructuring expenses resulting from the outsourcing of certain information technology functions; and iii) the closure of certain Rogers Retail stores. For the year ended December 31, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization; and ii) severances and restructuring expenses resulting from the outsourcing of certain information technology functions.

(4)	Relates to the resolution of obligations and accruals relating to prior periods.

The $166 million increase in cost of equipment sales for 2010, compared to 2009, was primarily the result of an increase in hardware upgrade units versus the prior period and a continued increase in the mix of smartphones for both new and upgrading subscribers. A large number of existing iPhone and BlackBerry subscribers became eligible for hardware upgrades during the second half of 2010, which led to a 57%  increase in the number of smartphone upgrades versus the year ended December 31, 2009. This was the single largest factor driving the year-over-year increase in expenses, and Wireless views these costs as net present value positive investments in the acquisition and retention of higher ARPU, lower churning customers who are on term contracts.

Sales and marketing expenses were flat for 2010, compared to 2009, as increased spending on advertising and promotion costs for new marketing campaigns, higher data activations, and higher dealer compensation associated with both volumes and mix, were offset by savings resulting from cost reduction initiatives.

The year-over-year increase in operating, general and administrative expenses for 2010, compared to 2009, excluding retention spending discussed below, was driven by the growth in the Wireless subscriber base, offset by savings related to operating and scale efficiencies across various functions. In addition, increases in information technology and customer care as a result of the complexity of supporting more sophisticated devices and services were predominately offset by savings related to operating and scale efficiencies across various functions.

Total retention spending, including subsidies on handset upgrades, was $815 million in 2010, compared to $588 million in 2009. The significant increase is a result of a higher volume of upgrade activity by existing subscribers as discussed above and a higher mix of smartphones compared to 2009.

Wireless Adjusted Operating Profit
The 4% year-over-year increase in adjusted operating profit and the 48.2% adjusted operating profit margin on network revenue (which excludes equipment sales revenue) for 2010 primarily reflect the increase in the total operating expenses discussed above, driven heavily by the record level of smartphone activations and upgrades and related level of subsidy spending, partially offset by the increase in network revenue.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

WIRELESS ACQUISITION
Acquisition of Cityfone Telecommunications Inc.
On July 9, 2010, we acquired the assets of Cityfone for cash consideration of $26 million. Cityfone is a Canadian Mobile Virtual Network Operator and offers postpaid wireless voice and data services to approximately 44,000 subscribers through private label programs with major Canadian brands. The acquisition was accounted for using the acquisition method with the results of operations consolidated with those of ours effective July 9, 2010.

Wireless Additions to Property, Plant and Equipment
Wireless additions to PP&E are classified into the following categories:

Years ended December 31,
(In millions of dollars)	2010	2009	% Chg
Additions to PP&E
Capacity	$446	$498	(10)
Quality	284	199	43
Network – other	61	39	56
Information technology and other	146	129	13
Total additions to PP&E	$937	$865	8

Wireless PP&E additions for 2010 reflect spending on network capacity, such as radio channel additions, network core improvements and network enhancing features, including the continued deployment of our HSPA+ network. Quality-related additions to PP&E are associated with upgrades to the network to enable higher throughput speeds, in addition to improved network access associated activities such as site build programs and network sectorization work. Moreover, Quality includes test and monitoring equipment and operating support system activities. Investments in Network – other are associated with network reliability and renewal initiatives, infrastructure upgrades and new product platforms. Information technology and other wireless specific system initiatives include billing and back-office system upgrades, and other facilities and equipment spending.

The increase in Wireless PP&E additions for 2010 is largely due to Quality-related deployment of additional cell sites into the network, while the increase in Network – other spending reflects deployment of cross-platform feature enablement. The increase in information technology and other was driven primarily by an enterprise data warehouse project and start up of the chatr brand during the year. These increases were partially offset by the decrease in capacity related to completion of the HSPA 21Mbps roll-out program in 2010.

During 2010, we announced the start of technical trials of next generation LTE wireless network technology in various frequency bands in the Ottawa area to better understand and plan for LTE data throughput speeds, performance quality and the interoperability of LTE with our existing HSPA+ network.

CABLE

CABLE'S BUSINESS
Cable is one of Canada’s largest providers of cable television, high-speed Internet access and cable telephony services, and is also a facilities-based telecommunications alternative to the traditional telephone companies. Its business consists of the following three segments:

The Cable Operations segment has 2.3 million television subscribers at December 31, 2010, representing approximately 29% of all television subscribers in Canada. At December 31, 2010, it provided digital cable services to approximately 1.7 million of its television subscribers and high-speed Internet service to approximately 1.7 million residential subscribers. It provides local telephone and long-distance services under the Rogers Home Phone brand to residential customers with both voice-over-cable and circuit-switched technologies with over a million subscriber lines at December 31, 2010.

The Rogers Business Solutions (“RBS”) segment of Cable offers local and long-distance telephone, enhanced voice and data networking services, and IP access to medium and large Canadian businesses and governments, as well as making some of these offerings available on a wholesale basis to other telecommunications providers and within RCI. At December 31, 2010, there were 146,000 local line equivalents and 42,000 broadband data circuits in service. Cable and RBS are increasingly focusing its business segment sales efforts within its traditional cable television footprint, where it is able to provide and serve customers with voice and data telephony services provided over its own infrastructure.

The Rogers Retail segment operates a retail distribution chain with approximately 400 stores at December 31, 2010, many of which provide customers with the ability to purchase all of Rogers’ primary services (cable television, Internet, cable telephony and wireless), pay their Rogers bills, and pick up or return Rogers digital and Internet equipment. The segment also offers digital video disc (“DVD”) and video game sales and rentals.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cable’s Products and Services
Cable has highly-clustered and technologically advanced broadband cable networks in the provinces of Ontario, New Brunswick and Newfoundland and Labrador. Its Ontario cable systems, which encompass approximately 90% of its 2.3 million television subscribers, are concentrated in and around three principal clusters: (i) the Greater Toronto Area, Canada’s largest metropolitan centre; (ii) Ottawa, the capital city of Canada; and (iii) the Guelph to London corridor in southwestern Ontario. The New Brunswick and Newfoundland and Labrador cable systems in Atlantic Canada comprise the balance of its cable systems and subscribers.

Through its technologically advanced broadband networks, Cable offers a diverse range of services, including digital and analog cable television, Internet access and voice-over-cable telephony services.

As at December 31, 2010, approximately 89% of Cable’s overall network and 99% of its network in Ontario had been upgraded to transmit 860 MHz of bandwidth. With approximately 99% of Cable’s network offering digital cable services, it has a richly featured and highly competitive video offering, which includes high-definition television (“HDTV”), on-demand programming including movies, television series and events available on a per-purchase basis or in some cases on a subscription basis, personal video recorders (“PVR”), time-shifted programming, as well as a significant line-up of digital specialty, multicultural and sports programming.

During 2009, Cable introduced Rogers On-Demand Online, Canada’s most comprehensive online destination for primetime and specialty TV programming, movies, sports and web-only extras. The service is offered as strong added value to all Rogers Customers across Canada, with Cable customers getting additional access to specialty content based on their cable package. In the fall of 2010, a transactional section was added to service, allowing users to rent and stream new releases and library titles online. The service is currently accessible through laptops and desktops, with plans to extend access to other devices in the near future.

Cable offers multiple tiers of Internet services, which are differentiated principally by bandwidth capabilities and monthly usage allowances.

Cable’s voice-over-cable telephony services were introduced in July 2005 and have grown both in the number of subscribers and in the size of the geographic area where the service is available. Cable offers a variety of home phone packages coupled with competitive feature sets and long-distance plans.

Cable offers multi-product bundles at discounted rates, which allow customers to choose from among a range of Rogers’ cable television, Internet, voice-over-cable telephony and wireless products and services, subject to, in most cases, minimum purchase and term commitments.

Cable’s RBS segment offers local and long-distance services, enhanced voice and data networking services, and IP application solutions to businesses, government agencies and telecom wholesalers in many markets across Canada on both an on-net and resold basis. Cable has increasingly refocused its marketing and sales to concentrate on offerings that utilize its own facilities within its traditional cable television serving areas.

Cable sells and services Rogers branded Cable and Wireless products and also offers DVD and video game sales and rentals through Rogers Retail.

Cable’s Distribution
In addition to the Rogers Retail stores, Cable markets its services through an extensive network of third party retail locations across its network footprint. Rogers Retail provides customers with a single direct retail channel featuring Rogers’ wireless and cable products and services. In addition to its own and third party retail locations, Cable markets its services and products through a variety of additional channels, including call centres, outbound telemarketing, field agents, direct mail, television advertising, its own direct sales force, exclusive and non-exclusive agents, as well as through business associations. Cable also offers products and services and customer service via our e-business website, rogers.com.

Cable’s Networks
Cable’s networks in the provinces of Ontario, New Brunswick, and Newfoundland and Labrador, with few exceptions, are interconnected to regional head-ends, where analog and digital channel line-ups are assembled for distribution to customers and Internet traffic is aggregated and routed to and from customers, by inter-city fibre-optic rings. The fibre-optic interconnections allow the majority of its cable systems to function as a single cable network. Cable’s two regional head-ends in Toronto, Ontario and Moncton, New Brunswick provide the source for most television signals used across its cable systems.

Cable’s technology architecture is based on a three-tiered structure of primary hubs, optical nodes and co-axial distribution. The primary hubs, located in each service region, are connected by an inter-city fibre-optic network carrying television, Internet, network control and monitoring and administrative traffic. The fibre-optic network is generally configured in rings that allow signals to flow in and out of each primary hub, or head-end, through two paths, providing protection from a fibre cut or other disruption. These high-capacity fibre-optic networks deliver high performance and reliability and generally have capacity for future growth in the form of dark fibres and unused optical wavelengths. Approximately 99% of the homes passed by Cable’s network are fed from primary hubs, or head-ends, which serve on average 90,000 homes each. The remaining 1% of the homes passed by the network are in smaller more rural systems mostly in New Brunswick and Newfoundland and Labrador that are served by smaller non-fibre connected hubs.

Optical fibre joins the primary hub to the optical nodes in the cable distribution plant. Final distribution to subscriber homes from optical nodes uses high-bandwidth co-axial cable with two-way amplifiers to support on-demand television and Internet service. Co-axial cable capacity has been increased repeatedly by introducing more advanced amplifier technologies. Co-axial cable is a cost-effective, high-bandwidth and widely deployed means of carrying two-way digital television, broadband Internet and telephony services to residential subscribers.

Groups of on average 430 homes are served from each optical node in a cable architecture commonly referred to as fibre-to-the-feeder (“FTTF”). The FTTF plant provides bandwidth generally at 860 MHz, which includes 37 MHz of bandwidth used for “upstream” transmission from the subscribers’ premises to the primary hub. As additional downstream and/or upstream capacity is required, the number of homes served by each optical node is reduced in an engineering practice referred to as node-splitting. Fibre cable has been placed to permit a continuous reduction of the average node size by installing additional optical transceiver modules and optical transmitters and return receivers in the head-ends and primary hubs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cable believes that the 860 MHz FTTF architecture provides sufficient bandwidth to provide for television, data, telephony and other future services, high picture quality, advanced two-way capability and network reliability. This architecture also allows for the introduction of bandwidth optimization technologies, such as switched digital video (“SDV”) and MPEG4, and offers the ability to continue to expand service offerings on the existing infrastructure. SDV has been successfully deployed in almost all head-ends. In addition, Cable’s clustered network of cable systems served by regional head-ends facilitates its ability to rapidly introduce new services to large areas of subscribers simultaneously. In new construction projects in major urban areas, Cable is now deploying a cable network architecture commonly referred to as fibre-to-the-curb (“FTTC”). This architecture provides improved reliability and reduced maintenance due to fewer active network devices being deployed.

Cable’s voice-over-cable telephony services are offered over an advanced broadband IP multimedia network layer deployed across its cable service areas. This network platform provides for a scalable primary line quality digital voice-over-cable telephony service utilizing Packet Cable and Data Over Cable Service Interface Specification (“DOCSIS”) standards, including network redundancy as well as multi-hour network and customer premises backup powering.

Cable operates on behalf of Wireless and RBS (including the recently acquired Atria Networks LP), a North American transcontinental fibre-optic network extending over 38,000 route kilometres providing a significant North American geographic footprint connecting Canada’s largest markets while also reaching key U.S. markets for the exchange of data and voice traffic, also known as peering. In Canada, the network extends from Vancouver in the west to St. John’s in the east. The assets include local and regional fibre, transmission electronics and systems, hubs, points of presence (“POPs”), and switching infrastructure. Cable’s network extends into the U.S. from Vancouver south to Seattle in the west, from the Manitoba-Minnesota border, through Minneapolis, Milwaukee and Chicago in the mid-west and from Toronto through Buffalo and Montreal through Albany to New York City in the east. Cable has connected its North American network with Europe through international gateway switches in New York City.

Where Cable does not have its own local facilities directly to a business customer’s premises, the local service is provided under a third party wholesale arrangement.

CABLE’S STRATEGY
Cable seeks to maximize subscriber share, revenue, operating profit and return on invested capital by leveraging its technologically advanced cable networks and innovative products and services to meet the information, entertainment and communications needs of its residential and small business customers. The key elements of the strategy are as follows:

• Maintaining technologically advanced cable networks and systems clustered and interconnected in and around metropolitan areas;

• Offering a wide selection of advanced and innovative information, entertainment and communications products and services over its broadband networks, such as the ongoing expansion of its HDTV, specialty and on-demand video services, increasingly faster broadband Internet speeds, and emerging opportunities for home monitoring and control;

• Ongoing focus on enhanced customer experience through the quality and reliability of its innovative products, services and customer support programs;

• Targeting its product and content development to the changing demographic trends within its service territory, such as products targeted to multicultural communities and small businesses;

• Continuing to lead the development and expansion of the online content and entertainment experience with the continued expansion of its successful broadband video platform, Rogers On-Demand Online;

• Continuing to deepen our presence and core connections in an increasing number of customer homes with anchor products such as broadband Internet, video and telephony; and

• Focusing on driving deeper penetration of its on-net data and voice services into the small and medium-sized business segments within and contiguous to its cable footprint.

RECENT CABLE INDUSTRY TRENDS
Investment in Improved Cable Television Networks and Expanded  Service Offerings
In recent years, North American cable television companies have made substantial investments in the installation of fibre-optic cable, including fibre to the home and premises initiatives, and electronics in their respective networks and in the development of Internet, digital cable and voice-over-cable telephony services. These investments have enabled cable television companies to offer expanded packages of digital cable television services, including VOD and SVOD, pay television packages, PVR, HDTV programming, increasingly fast tiers of Internet services, and telephony services. These investments have enabled cable television companies to offer increased speed and quality of service in their expanded digital television packages, PVR, HDTV programming, higher speed Internet and telephony services.

Increased Competition from Alternative Broadcasting Distribution Undertakings
As fully described in the section entitled “Competition in our Businesses”, Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems.

Growth of Internet Protocol-Based Services
The availability of telephony over the Internet has become a direct competitor to Canadian cable television systems. Voice-over-Internet Protocol (“VoIP”) local services are being provided by non-facilities-based providers, such as Vonage, who market VoIP local services to the subscribers of ILEC, cable and other companies’ high-speed Internet services. In addition and as discussed below, certain television and movie content is increasingly becoming available over the Internet. Traditional TV viewing will be challenged by wide range of options available to consumers such as over-the-top television (such as Apple TV), online video offerings (such as Netflix) and Mobile TV.

In the enterprise market, there is a continuing shift to IP-based services, in particular from asynchronous transfer mode (“ATM”) and frame relay (two common data networking technologies) to IP delivered through virtual private networking (“VPN”) services. This transition results in lower costs for both users and carriers.

15	ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Increasing Availability of Online Access to Cable TV Content
Cable and content providers in the U.S. and Canada continue to create platforms and portals which provide for online access to certain television content via broadband Internet connections instead of traditional cable television access. These platforms, including one launched in late 2009 by Cable called Rogers On-Demand Online, generally provide authentication features, which control and limit access to content that is subscribed to at the user’s residence. The launch and development of these online content platforms are in the early stages and are subject to ongoing discussions between content providers and cable companies with respect to how access to televised and on-demand content is granted, controlled and monetized. It is unclear whether such platforms will be complementary or competitive to Cable’s business over time.

Facilities-Based Telephony Services Competitors
Competition has remained intense for a number of years in the long-distance telephony service markets with the average price per minute continuing to decline year-over-year. Competition in the local telephone market also continues to be intense between Cable, ILECs and various VoIP providers.

CABLE OPERATINGAND FINANCIAL RESULTS
For purposes of this discussion, revenue has been classified according to the following categories:

• Cable, which includes revenue derived from:

• analog cable service, consisting of basic cable service fees plus extended basic (or tier) service fees, and access fees for use of channel capacity by third and related parties; and

• digital cable service revenue, consisting of digital channel service fees, including premium and specialty service subscription fees, PPV service fees, VOD service fees, and revenue earned on the sale and rental of digital cable set-top terminals;

• Internet, which includes monthly and additional use service revenues from residential and small business Internet access service and modem sale and rental fees;

• Rogers Home Phone, which includes revenues from residential and small business local telephony service, calling features such as voice mail and call-waiting, and long-distance;

• RBS, which includes local and long-distance revenues, enhanced voice and data services revenue from enterprise and government customers, as well as the sale of these offerings on a wholesale basis to other telecommunications carriers and within RCI; and

• Rogers Retail, which includes commissions and revenues earned while acting as an agent to sell other Rogers’ services, such as wireless, Internet, digital cable and cable telephony, as well as the sale and rental of DVDs and video games.

Operating expenses are segregated into the following categories for assessing business performance:
• Sales and marketing expenses, which include sales and retention-related advertising and customer communications as well as other customer acquisition costs, such as sales support and commissions as well as costs of operating, advertising and promoting the Rogers Retail chain;

• Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and to service subscriber relationships, including:

• the monthly contracted payments for the acquisition of programming paid directly to the programming suppliers, copyright collectives and the Canadian Programming Production Funds;

• Internet interconnectivity and usage charges and the cost of operating Cable’s Internet service;

• inter-carrier payments for interconnect to the local access and long-distance carriers related to cable and circuit-switched telephony service;

• technical service expenses, which include the costs of operating and maintaining cable networks as well as certain customer service activities, such as installations and repair;

• customer care expenses, which include the costs associated with customer order-taking and billing inquiries;

• community television expenses, which consist of the costs to operate a series of local community-based television stations per regulatory requirements in Cable’s licenced systems;

• expenses related to the corporate management of the Rogers Retail stores; and

• other general and administrative expenses.

• Cost of Rogers Retail sales, which is composed of store merchandise and depreciation related to the acquisition of DVD and game rental assets.

In the cable industry in Canada, the demand for services, particularly Internet, digital television and cable telephony services, continues to grow and the variable costs associated with this growth, such as the cost of content, commissions for subscriber activations, as well as the fixed costs of acquiring new subscribers, are material. As such, fluctuations in the number of activations of new subscribers from period-to-period result in fluctuations in sales, marketing, cost of sales and field services expenses.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summarized Cable Financial Results

Years ended December 31,
(In millions of dollars, except margin)	2010(1)	2009	% Chg
Operating revenue
Cable Operations(2)	$3,185	$3,074	4
RBS	560	503	11
Rogers Retail	355	399	(11)
Intercompany eliminations	(48)	(28)	71
Total operating revenue	4,052	3,948	3
Adjusted operating profit (loss) before the undernoted
Cable Operations(2)	1,424	1,298	10
RBS	40	35	14
Rogers Retail	(27)	(9)	200
Adjusted operating profit(3)	1,437	1,324	9
Stock-based compensation (expense) recovery(4)	(7)	12	n/m
Settlement of pension obligations(5)	–	(11)	n/m
Integration and restructuring expenses(6)	(23)	(46)	(50)
Other items, net (7)	(5)	–	n/m
Adjustment for CRTC Part II fees decision(8)	–	46	n/m
Operating profit(3)	$1,402	$1,325	6
Adjusted operating profit (loss) margin(3)
Cable Operations(2)	44.7%	42.2%
RBS	7.1%	7.0%
Rogers Retail	(7.6%)	(2.3%)
Additions to PP&E(3)
Cable Operations(2)	$611	$642	(5)
RBS	38	37	3
Rogers Retail	13	14	(7)
Total additions to PP&E	$662	$693	(4)

(1)
The operating results of Blink Communications Inc. (“Blink”) are included in RBS’s results of operations from the date of acquisition on January 29, 2010 and the operating results of Kincardine Cable T.V. Ltd. (“Kincardine”) are included in Cable Operations’ results of operations from the date of acquisition on July 30, 2010.

(2)	Cable Operations segment includes Cable Television services, Internet services and Rogers Home Phone services.
(3)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(4)	See the section entitled “Stock-based Compensation”.
(5)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(6)
For the year ended December 31, 2010, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to improve our cost structure; ii) restructuring expenses resulting from the outsourcing of certain information technology functions; iii) acquisition transaction costs and the integration of acquired businesses; and iv) the closure of certain Rogers Retail stores. For the year ended December 31, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization; ii) severances and restructuring expenses resulting from the outsourcing of certain information technology functions; iii) the integration of acquired businesses; and iv) the closure of certain Rogers Retail stores.

(7)	Relates to the resolution of obligations and accruals relating to prior periods.
(8)	Relates to an adjustment for CRTC Part II fees related to prior periods. See the section entitled “Government Regulation and Regulatory Developments”.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATING HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2010
• Cable grew high-speed Internet subscribers by 67,000, cable telephony lines by 66,000, digital cable households by 69,000 and television subscribers by 9,000 during the year.

• Cable’s Internet subscriber base continued to grow during the year and penetration is approximately 45% of the homes passed by our cable networks and 73% of our television subscriber base. In addition, digital penetration now represents approximately 75% of television households.

• HDTV digital cable subscribers increased 19% from December 31, 2009 to December 31, 2010, to approximately 850,000.

• The cable residential telephony subscriber base continued to grow ending the year with just over 1 million residential voice-over-cable telephony lines, which brings the total penetration of cable telephony lines to 44% of television subscribers at December 31, 2010, up from 41% in the prior year.

• Cable completed the deployment of DOCSIS 3.0 high-speed Internet service to 100% of its footprint.

• Cable continues to leverage its position in the small business market with its innovative business-grade communications services designed specifically for the Canadian SME segment providing multi-line small businesses with access to a suite of leading-edge telephony solutions including line hunting and simultaneous ringing.

• Cable grew its Rogers On Demand Online broadband video service offerings to over 10,000 hours of content and a registered user base of approximately 300,000. This included the launch of a transactional rentals section that allows consumers to rent new release movies and library titles, the addition of 2 live streaming channels and a comprehensive 2010 FIFA World cup cross platform offering, which featured live streaming and on demand coverage of over 60 games in 4 languages.

• Cable divested certain assets related to its remaining circuit-switched operations, including co-location sites and related equipment. In addition, the remaining residential circuit-switched lines in Cable Operations are in the process of being transferred to a third party reseller. The portion of RBS’s business customer lines provisioned over these circuit-switched co-location facilities will continue to be serviced by RBS under a separate wholesale arrangement.

See the following segment discussions for a detailed discussion of operating results.

CABLE OPERATIONS
Summarized Financial Results

Years ended December 31,
(In millions of dollars, except margin)	2010(1)	2009	% Chg
Operating revenue
Cable Television	$1,830	$1,780	3
Internet	848	781	9
Rogers Home Phone	507	513	(1)
Total Cable Operations operating revenue	3,185	3,074	4
Operating expenses before the undernoted
Sales and marketing expenses	222	243	(9)
Operating, general and administrative expenses	1,539	1,533	-
	1,761	1,776	(1)
Adjusted operating profit(2)	1,424	1,298	10
Stock-based compensation (expense) recovery(3)	(7)	12	n/m
Settlement of pension obligations(4)	–	(10)	n/m
Integration and restructuring expenses(5)	(3)	(31)	(90)
Other items, net(6)	(7)	-	n/m
Adjustment for CRTC Part II fees decision(7)	–	46	n/m
Operating profit(2)	$1,407	$1,315	7
Adjusted operating profit margin(2)	44.7%	42.2%

(1)	The operating results of Kincardine are included in Cable Operations’ results of operations from the date of acquisition on July 30, 2010.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(3)	See the section entitled “Stock-based Compensation”.
(4)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(5)
For the year ended December 31, 2010, costs incurred relate to restructuring expenses resulting from the outsourcing of certain information technology functions. For the year ended December 31, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization; ii) severances and restructuring expenses resulting from the outsourcing of certain information technology functions; and iii) the integration of acquired businesses.

(6)	Relates to the resolution of obligations and accruals relating to prior periods.
(7)	Relates to an adjustment for CRTC Part II fees related to prior periods. See the section entitled “Government Regulation and Regulatory Developments”.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summarized Subscriber Results

Years ended December 31,
(Subscriber statistics in thousands)	2010	2009	Chg
Cable homes passed	3,708	3,635	73
Television
Net additions (losses)	4	(24)	28
Total television subscribers(1)	2,305	2,296	9
Digital Cable
Households, net additions	67	114	(47)
Total digital cable households(1)	1,733	1,664	69
Cable High-speed Internet
Net additions(2)	64	48	16
Total cable high-speed Internet subscribers(1)(2)	1,686	1,619	67
Cable telephony lines
Net additions and migrations(3)	66	97	(31)
Total cable telephony lines	1,003	937	66
Total cable service units(4)
Net additions	134	121	13
Total cable service units	4,994	4,852	142
Circuit-switched lines
Net losses and migrations(3)	(48)	(91)	43
Total circuit-switched lines(5)	46	124	(78)

(1)
On July 30, 2010, we acquired 6,000 television subscribers, 2,000 digital cable households, and 3,000 cable high-speed Internet subscribers from Kincardine. These subscribers are not included in net additions for 2010.

(2)
Cable high-speed Internet subscriber base excludes ADSL subscribers of 2,000 and 5,000 at December 31, 2010 and 2009, respectively. In addition, net additions exclude ADSL subscriber losses of 3,000 and 6,000 in the years ended December 31, 2010 and 2009, respectively.

(3)	Includes approximately 8,000 and 17,000 migrations from circuit-switched to cable telephony for the years ended December 31, 2010 and 2009, respectively.
(4)	Total cable service units are comprised of television subscribers, cable high-speed Internet subscribers and cable telephony lines.
(5)
Approximately 30,000 circuit-switched lines were migrated during 2010 to a third party reseller under the terms of an agreement to sell the remaining circuit-switched telephone business. These migrations are not included in net losses and migrations for 2010.

Cable Television Revenue
The increase in Cable Television revenue for 2010, compared to 2009, reflects the continuing increase in penetration of our digital cable product offerings and pricing changes. The slowdown in the year-over-year growth rate of Cable Television revenue from 2009 to 2010 partially reflects the timing of annual pricing changes, which took place in March 2009 and July 2010, combined with the cumulative effect of targeted bundling and retention initiatives to transition portions of the subscriber base to term contracts and a lower number of subsidized digital box sales.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cable continues to lead the Canadian cable industry in digital cable penetration. The digital cable subscriber base grew by 4% and represented 75% of television households passed by our cable networks as at December 31, 2010, compared to 72% as at December 31, 2009. Increased demand from subscribers for the larger selection of digital content, video on demand, HDTV and PVR equipment continues to contribute to the growth in the digital subscriber base and cable television revenue.

Cable Internet Revenue
The year-over-year increase in Internet revenue for 2010 primarily reflects the increase in the Internet subscriber base, combined with Internet services price changes made during 2010 and the timing and mix of promotional programs.

With the high-speed Internet base at approximately 1.7 million subscribers, Internet penetration is approximately 45% of the homes passed by our cable networks and 73% of our television subscriber base, as at December 31, 2010.

Rogers Home Phone Revenue
Rogers Home Phone revenue for 2010 reflects the year-over-year growth in the cable telephony customer base with a corresponding cable telephony revenue growth of approximately 8% for 2010, offset by the ongoing decline of the legacy circuit-switched telephony base. This decline of the legacy circuit-switched telephony base included approximately 30,000 subscribers which were migrated to a third party carrier during the second half of 2010, per the sale agreement entered into during the year, as discussed below. The lower net additions of cable telephony lines in 2010 versus 2009 are the result of lower sales activity as campaigns were less aggressive compared to the prior year.

Cable telephony lines in service grew 7% from December 31, 2009 to December  31, 2010. At December 31, 2010, cable telephony lines represented 27% of the homes passed by our cable networks and 44% of television subscribers.

Cable continues to focus principally on growing its on-net cable telephony line base. Therefore, it continues its strategy to de-emphasize the off-net circuit-switched telephony business where services cannot be provisioned fully over Rogers’ own network facilities. During the third quarter of 2010, Cable announced that it was divesting most of the assets related to the remaining circuit-switched telephony operations. Under this arrangement, most of its co-location sites and related equipment were sold. In addition, the sale involved residential circuit-switched lines, with the customers served by these facilities being migrated from Cable Operations to a third party reseller starting towards the end of the third quarter of 2010 and continuing over the first several months of 2011. During 2010, approximately 30,000 of these subscribers were migrated, leaving approximately 46,000 lines which will be migrated during early 2011. For the year ended December 31, 2010 the revenue reported by Cable Operations associated with the residential circuit-switched telephony business being divested totaled approximately $61 million.

Excluding the impact of the declining circuit-switched telephony business that Cable is in the process of divesting, the year-over-year revenue growth for Rogers Home Phone and Cable Operations for
2010 would have been 8% and 5%, respectively.

Cable Operations Operating Expenses
The decrease in Cable Operations’ operating expenses for 2010, compared to 2009, was primarily due to cost reductions and efficiency initiatives across various functions. Cable Operations continues to focus on implementing a program of permanent cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses.

Cable Operations Adjusted Operating Profit
The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth and cost changes described above. As a result, Cable Operations’ adjusted operating profit margins increased to 44.7% for 2010, compared to 42.2% for 2009.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ROGERS BUSINESS SOLUTIONS
Summarized Financial Results

Years ended December 31,
(In millions of dollars, except margin)	2010(1)	2009	% Chg
RBS operating revenue	$560	$503	11
Operating expenses before the undernoted
Sales and marketing expenses	40	26	54
Operating, general and administrative expenses	480	442	9
	520	468	11
Adjusted operating profit(2)	40	35	14
Stock-based compensation expense(3)	–	(1)	n/m
Integration and restructuring expenses(4)	(13)	(3)	n/m
Operating profit(2)	$27	$31	(13)
Adjusted operating profit margin(2)	7.1%	7.0%

(1)	The operating results of Blink are included in RBS’s results of operations from the date of acquisition on January 29, 2010.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(3)	See the section entitled “Stock-based Compensation”.
(4)
For the year ended December 31, 2010, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base; and ii) acquisition transaction costs incurred and the integration of acquired businesses. For the year ended December 31, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization; and ii) the integration of acquired businesses.

Summarized Subscriber Results

Years ended December 31,
(Subscriber statistics in thousands)	2010	2009	Chg
Local line equivalents(1)
Total local line equivalents	146	169	(23)
Broadband data circuits(2)(3)
Total broadband data circuits	42	36	6

(1)	Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
(3)	On January 29, 2010, RBS acquired 2,000 broadband data circuits acquired from its acquisition of Blink, and are reflected in the total amounts shown.

RBS Revenue
The increase in RBS revenues reflects the increase in long-distance revenue, which includes higher volumes by both carrier and internal customers, and the acquisition of Blink, partially offset by the ongoing decline in the legacy portions of the business. RBS is focused on leveraging on-net revenue opportunities utilizing Cable’s existing network facilities to launch on-net services while maintaining its existing medium enterprise customer base. Excluding the acquisition of Blink, revenue for 2010 would have increased by 7% instead of the 11%  as reported, compared to 2009. Further, excluding internal customers within the Rogers group of companies, revenue for 2010 would have declined by 3%, compared to 2009. For 2010, long-distance revenue increased by $50 million and data and Internet revenue increased by $21 million, which was offset by a decline in local revenues of $14 million, compared to the corresponding period of 2009.

RBS Operating Expenses
Sales and marketing expenses increased for 2010, compared to 2009, and reflect increased marketing within the medium and large enterprise and carrier segments associated with RBS’s launch of a new suite of Ethernet services.

Operating, general and administrative expenses increased for 2010, compared to 2009. This reflects the increase in long-distance costs due to higher call volumes and country mix and the inclusion of the Blink operating costs.

RBS Adjusted Operating Profit
The year-over-year growth in adjusted operating profit was due in part to the Blink acquisition and higher revenue. As a result, RBS adjusted operating profit margins increased to 7.1% for 2010, compared to 7.0% in 2009. Excluding the acquisition of Blink, adjusted operating profit for 2010 would have been approximately $30 million, versus $40 million as reported. RBS is focused on growing future revenue streams from on-net IP services and is incurring incremental operating costs to support that growth, and therefore offsetting the cost declines from the legacy services portion of the business. (See the sections entitled “Acquisition of Blink Communications Inc.” and “Acquisition of Atria Networks LP”).

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ROGERS RETAIL
Summarized Financial Results

Years ended December 31,
(In millions of dollars, except margin)	2010	2009	% Chg
Operating revenue
Wireless and Cable sales	$212	$192	10
Video rental and sales	143	207	(31)
Total Rogers Retail operating revenue	355	399	(11)
Operating expenses before the undernoted	382	408	(6)
Adjusted operating loss(1)	(27)	(9)	200
Stock-based compensation recovery(2)	–	1	n/m
Settlement of pension obligations(3)	–	(1)	n/m
Integration and restructuring expenses(4)	(7)	(12)	(42)
Other items, net(5)	2	–	n/m
Operating loss(1)	$(32)	$(21)	52
Adjusted operating loss margin(1)	(7.6%)	(2.3%)

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(4)
For the year ended December 31, 2010, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base; and ii) the closure of certain Rogers Retail stores. For the year ended December 31, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization; and ii) the closure of certain Rogers Retail stores.

(5)	Relates to the resolution of accruals relating to prior periods.

Rogers Retail Revenue
The decrease in Rogers Retail revenue for 2010, compared to 2009, was the result of a continued decline in video rental and sales activity. This was partially offset by the continued growth in sales and services associated with Wireless and Cable customers.

Early in 2010, Rogers began an initiative to more deeply integrate its wireless, cable and video rental distribution channels to better respond to changing customer needs and preferences. As a result of this integration, certain facilities and stores associated principally with the video rental portion of Rogers Retail have been and will continue to be closed.

Rogers Retail Adjusted Operating Loss
The adjusted operating loss at Rogers Retail increased for 2010, compared to 2009, reflecting the changes and trends noted above.

CABLE ACQUISITIONS
Acquisition of Blink Communications Inc.
On January 29, 2010, Cable acquired 100% of the outstanding common shares of Blink, a wholly-owned subsidiary of Oakville Hydro Corporation, for cash consideration of $131 million. Blink is a facilities-based, data network service provider that delivers next generation and leading-edge services, to small and medium-sized businesses, including municipalities, universities, schools and hospitals, in the Oakville, Milton, and Mississauga, Ontario areas. The acquisition was accounted for using the acquisition method with the results of operations consolidated with those of ours effective January 29, 2010.

Acquisition of Kincardine Cable T.V. Ltd.
On July 30, 2010, Cable acquired the assets of Kincardine for cash consideration of $20 million. Kincardine provides cable television and Internet services in Kincardine, Ontario and the surrounding area. The acquisition was accounted for using the acquisition method with the results of operations consolidated with those of ours effective July 30, 2010.

Acquisition of Atria Networks LP
Subsequent to the year-end 2010, on January 4, 2011, Cable acquired Atria Networks LP (“Atria”) for cash consideration of $425 million. Atria, based in Kitchener, Ontario, owns and operates one of the largest fibre-optic networks in Ontario, delivering on-net data networking services to business customers in approximately 3,700 buildings in and adjacent to Cable’s service area.

Cable Additions to PP&E

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cable Additions to Property, Plant and Equipment
Cable additions to PP&E are classified into the following categories:

Years ended December 31,
(In millions of dollars)	2010	2009	% Chg
Additions to PP&E
Customer premise equipment	$234	$185	26
Scalable infrastructure	201	259	(22)
Line extensions	43	40	8
Upgrades and rebuild	20	20	–
Support capital	113	138	(18)
Total Cable Operations	611	642	(5)
RBS	38	37	3
Rogers Retail	13	14	(7)
	$662	$693	(4)

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and that facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

• Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and associated installation costs;

• Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to date of the cable telephony initiative;

• Line extensions, which includes network costs to enter new service areas;

• Upgrades and rebuild, which includes the costs to modify or replace existing co-axial cable, fibre-optic equipment and network electronics; and

• Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Additions to Cable PP&E include continued investments in the cable network to continue to enhance the customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for incremental HD and on-demand services to be added.

The decline in Cable Operations PP&E additions for 2010, compared to 2009, resulted primarily from lower spending on Scalable infrastructure expenditures due to the completion of certain projects associated with our Internet platform and infrastructure investments.

RBS PP&E additions for 2010 reflect the timing of expenditures on customer networks and support capital, while Rogers Retail PP&E additions are attributable to enhancements made to certain retail locations.

MEDIA

MEDIA'S BUSINESS
Media operates our radio and television broadcasting and specialty television businesses, our consumer and trade publishing operations, our national televised home shopping service and Rogers Sports Entertainment. In addition to Media’s more traditional broadcast and print media platforms, it has also invested significantly in infrastructure, people and processes to enhance capabilities in providing digital content, selling advertising on behalf of other digital content providers and conducting e-commerce over the Internet.

Media’s broadcasting group (“Broadcasting”) comprises 55 radio stations across Canada; the multicultural OMNI broadcast television stations; the five-station Citytv broadcast television network; specialty sports television services including Rogers Sportsnet, Sportsnet ONE and Setanta Sports Canada; other specialty services including Outdoor Life Network, The Biography Channel (Canada) and G4 Canada; and The Shopping Channel, Canada’s only nationally televised shopping service. Media also holds a 50% ownership in Dome Productions, a mobile sports and events production and distribution joint venture that is a leader in HDTV production in Canada.

Media’s publishing group (“Publishing”) publishes consumer magazines and trade and professional publications and directories in Canada.

Media’s sports entertainment group (“Sports Entertainment”) owns the Toronto Blue Jays, a Major League Baseball (“MLB”) club, and Rogers Centre sports and entertainment venue.

23	ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MEDIA’S STRATEGY
Media seeks to maximize revenues, operating profit and return on invested capital across its portfolio of businesses. Media’s strategies to achieve this objective include:

• Continuing to leverage its strong media brands and content across its multiple media platforms to offer advertising customers more comprehensive audience solutions and reach;

• Drive revenue share increases by continually improving broadcast  ratings through strategically developing and securing the rights to unique and compelling content;

• Collaboratively working with Wireless and Cable to provide unique video, online and wireless content experiences to customers over advanced network distribution platforms and in association with the “Rogers” brand;

• Focusing on specialized content and audience development through its broadcast and sports properties, as well its growing portfolio of specialty channel and online assets;

• Continuing to invest in technology and content to leverage the  trend of audience migration to the web, wireless and other digital platforms; and

• Enhancing the Sports Entertainment fan experience by continuing to invest in enhancing the Blue Jays and in upgrades to the Rogers Centre.

RECENT MEDIA INDUSTRY TRENDS
Migration to Digital Media
The media landscape continues to evolve driven by the following major forces impacting audience and advertiser behaviour:

• Digitization of content;

• Increased availability of high-speed broadband networks;

• Increasingly fragmented and time-shifted audience time and attention;

• Explosion of user-generated, free and pirated content; and

• Marketers searching for higher-ROI media vehicles.

The impact of the foregoing is that audiences are shifting a portion of their time and attention from traditional broadcast and print to online and other digital media. As a result, advertisers are following this trend by shifting a portion of their spending from traditional to digital media formats.

Consolidation and Ownership of Industry Competitors
Ownership of Canadian radio and TV stations has consolidated through several large acquisitions in the sector by other media and telecommunications companies. This has resulted in the Canadian media sector being composed of fewer owners but larger competitors with more financial resources to compete in the media marketplace.

MEDIA OPERATING AND FINANCIAL RESULTS
Media’s revenues primarily consist of:

• Advertising revenues;

• Circulation revenues;

• Subscription revenues;

• Retail product sales; and

• Sales of tickets, receipts of MLB revenue sharing and concession sales associated with Rogers Sports Entertainment.

Media’s operating expenses consist of:

• Cost of sales, which is primarily comprised of the cost of retail products sold by The Shopping Channel;

• Sales and marketing expenses; and

• Operating, general and administrative expenses, which include programming costs, production expenses, circulation expenses, Blue Jays player salaries and other back-office support functions.

Summarized Media Financial Results

Years ended December 31,
(In millions of dollars, except margin)	2010(1)	2009	% Chg
Operating revenue	$1,501	$1,407	7
Operating expenses before the undernoted	1,354	1,288	5
Adjusted operating profit(2)	147	119	24
Stock-based compensation (expense) recovery(3)	(9)	8	n/m
Settlement of pension obligations(4)	–	(15)	n/m
Integration and restructuring expenses(5)	(12)	(35)	(66)
Other items, net(6)	(4)	–	n/m
Contract termination fee(7)	–	(19)	n/m
Adjustment for CRTC Part II fees decision(8)	–	15	n/m
Operating profit(2)	$122	$73	67
Adjusted operating profit margin(2)	9.8%	8.5%
Additions to PP&E(2)	$46	$62	(26)

(1)	The operating results of BV! Media Inc. (“BV! Media”) are included in Media’s results of operations from the date of acquisition on October 1, 2010.
(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(3)	See the section entitled “Stock-based Compensation”.
(4)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(5)
For the year ended December 31, 2010, cost incurred related to i) severances resulting from the targeted restructuring of our employee base; and ii) the acquisition transaction costs incurred and the integration of acquired businesses. For the year ended December 31, 2009, costs incurred relate to severances resulting from the targeted restructuring of our employee base.

(6)	Relates to the resolution of obligations and accruals relating to prior periods.
(7)	Relates to the termination and release of certain Blue Jays players from the remaining term of their contracts.
(8)	Relates to an adjustment for CRTC Part II fees related to prior periods.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A	24

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Media Revenue
The increase in Media’s revenue in 2010, compared to 2009, reflects continuous increases in Media’s prime time TV ratings, increased subscriber fees and improvements in the advertising market, which together are favourably impacting Television, Sportsnet, Radio, and The Shopping Channel revenues. Publishing revenue was relatively consistent with 2009, while Sports Entertainment reported revenue declines associated with fluctuations in event attendance levels and Major League Baseball revenue sharing. As Sportsnet ONE, Media’s new national sports network, launched in the late part of 2010, limited revenues were realized in 2010 but are expected to increase over the course of 2011.

Media Operating Expenses
Media’s operating expenses increased slightly in 2010, compared to 2009. While a focus on managing costs across all of Media’s divisions over the past year has resulted in reduced operating expenses, these savings were offset by certain planned increases in programming costs at Sportsnet and Television and the costs of new content for Sportsnet ONE, which we expect to break even in the first quarter 2011 time frame. Excluding the impact of Sportsnet ONE, operating expenses for 2010 would have grown at a rate of 2% instead of the 5% as reported, compared to 2009.

Media Adjusted Operating Profit
The increase in Media’s adjusted operating profit for 2010, compared to 2009, primarily reflects the revenue and expense changes discussed above. Excluding the impact of Sportsnet ONE, adjusted operating profit for 2010 would have increased 48% compared to 2009.

Media Developments
Late in 2010, Media launched a new national sports network called Sportsnet ONE, which features extensive live-event programming, including professional hockey, basketball, baseball and soccer. Media also announced a 10-year programming partnership with Alberta’s two NHL teams, the Edmonton Oilers and Calgary Flames.

MEDIA ACQUISITIONS
Acquisition of BV! Media Inc.
On October 1, 2010, we acquired 100% of the outstanding common shares of BV! Media Inc. for cash consideration of $24 million. BV! Media is a Canadian Internet advertising network and publisher of news and information portals. The acquisition was accounted for using the acquisition method with the results of operations consolidated with those of ours effective October 1, 2010.

Acquisition of Radio Stations
On January 31, 2011, we acquired the assets of Edmonton, Alberta FM radio station BOUNCE (CHBN-FM) to strengthen our presence in this market.

On January 31, 2011, we acquired the assets of London, Ontario FM radio station BOB-FM (CHST-FM). This acquisition of BOB-FM, which is a continual ratings leader, represents our entry into the London, Ontario market.

Media Additions to PP&E
Media’s PP&E additions during 2010 decreased from 2009 due primarily to the completion of Television’s new Ontario broadcasting facility in 2009.

25	ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RECONCILIATION OF NET INCOME TO OPERATING PROFIT AND ADJUSTED OPERATING PROFIT FOR THE PERIOD
The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian GAAP to the non-GAAP measures operating profit and adjusted operating profit for the year. See the section entitled “Supplementary Information: Non-GAAP Calculations” for a full reconciliation to adjusted operating profit, adjusted net income and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 3 to the 2010 Audited Consolidated Financial Statements entitled “Segmented Information”.

Years ended December 31,
(In millions of dollars)	2010	2009	% Chg
Net income	$1,528	$1,478	3
Income tax expense	610	502	22
Other expense (income)	1	(6)	n/m
Change in the fair value of derivative instruments	16	65	(75)
Loss on repayment of long-term debt	87	7	n/m
Foreign exchange gain	(20)	(136)	(85)
Debt issuance costs	10	11	(9)
Interest on long-term debt	669	647	3
Operating income	2,901	2,568	13
Impairment losses on goodwill, intangible assets and other long-term assets	6	18	(67)
Depreciation and amortization	1,645	1,730	(5)
Operating profit	4,552	4,316	5
Stock-based compensation expense (recovery)	47	(33)	n/m
Settlement of pension obligations	–	30	n/m
Integration and restructuring expenses	40	117	(66)
Other items, net	14	–	n/m
Contract termination fees	–	19	n/m
Adjustment for CRTC Part II fees decision	–	(61)	n/m
Adjusted operating profit	$4,653	$4,388	6
Net Income
The $50 million increase in net income compared to the prior year is primarily due to the growth in operating income of $333 million, offset mainly by a decrease in foreign exchange gains of $116 million, an increase in loss on repayment of long-term debt of $80 million, and a $108 million increase in income tax expense.

Income Tax Expense
Our effective income tax rate for the years ended December 31, 2010 and 2009 was 28.5% and 25.4%, respectively. The 2010 effective income tax rate was less than the 2010 statutory income tax rate of 30.5% primarily due to an income tax recovery of $69 million resulting from the effect of tax rate changes, which was partially offset by an income tax charge of $35 million to reduce future tax assets previously recognized relating to stock options (see the section entitled “Stock-based Compensation”). For the year ended December 31, 2010, our income taxes paid were $152 million.

The 2009 effective income tax rate was less than the 2009 statutory income tax rate of 32.3% primarily due to an income tax recovery of $58 million resulting from reductions in substantively enacted tax rates and the $64 million release of our valuation allowance. The release of our valuation allowance includes $14 million relating to a decrease of future tax assets in foreign jurisdictions arising from foreign exchange rate fluctuations and $50 million relating to unrealized gains on investments and financial instruments. For the year ended December 31, 2009, our income taxes paid were $8 million.

Income tax expense varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A	26

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years ended December 31,
(In millions of dollars)	2010	2009
Statutory income tax rate	30.5%	32.3%
Income before income taxes	$2,138	$1,980
Computed income tax expense	652	640
Increase (decrease) in income taxes resulting from:
Change in valuation allowance	(5)	(64)
Effect of tax rate changes	(69)	(58)
Stock-based compensation	35	–
Other items	(3)	(16)
Income tax expense	$610	$502
Effective income tax rate	28.5%	25.4%

Other Expense (Income)
Other expense of $1 million in 2010 was primarily associated with investment income and expenses from certain of our investments, compared to income of $6 million in 2009.

Change in Fair Value of Derivative Instruments
In 2010, the change in fair value of the derivative instruments was the result of the $16 million (2009 - $65million) non-cash change in the fair value of the cross-currency interest rate exchange agreements (“Derivatives”) hedging our US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes. This change in fair value of the Derivatives was primarily caused by the Canadian dollar’s strengthening by 5.6 cents in 2010 (2009 - 17.4 cents) versus the U.S. dollar. We have recorded the fair value of our Derivatives at an estimated credit-adjusted mark-to-market valuation. For the impact, refer to the section entitled “Mark-to-Market Value of Derivatives”.

Loss on Repayment of Long-Term Debt
During 2010, we recorded a loss of repayment of long-term debt of $87 million, comprised of aggregate redemption premiums of $79 million related to the redemption of three public debt issues and a net loss on the termination of the related Derivatives of $16 million, partially offset by a gain of $8 million relating to the non-cash write-down of the fair value increment of long-term debt (See the section entitled “Debt Redemptions and Termination of Derivatives”).

Foreign Exchange Gain
During 2010, the Canadian dollar strengthened by 5.6 cents versus the U.S. dollar resulting in a foreign exchange gain of $20 million, primarily related to our US$350 million of Senior Notes due 2038 for which the associated Derivatives have not been designated as hedges for accounting purposes. During 2009, the Canadian dollar strengthened by 17.4 cents versus the U.S. dollar, resulting in a foreign exchange gain of $136 million, primarily related to US$750 million of our U.S. dollar-denominated long-term debt that was not hedged for accounting purposes, comprising the US$400 million of Subordinated Notes due 2012, which were not hedged and which were redeemed in December 2009, and US$350 million of Senior Notes due 2038.

Debt Issuance Costs
During 2010, we recorded debt issuance costs of $10 million due to the transaction costs incurred in connection with the $1.7 billion of debt issuances, including the $800 million of 6.11% Senior Notes due 2040 issued on August 25, 2010 and the $900 million of 4.70% Senior Notes due 2020 issued on September 29, 2010.

During 2009, we recorded debt issuance costs of $11 million due to the transaction costs incurred in connection with the $2.0 billion of debt issuances, including the $1.0 billion of 5.80% Senior Notes due 2016 issued on May 26, 2009 and the $500 million of 5.38% Senior Notes due  2019 and $500 million of 6.68% Senior Notes due 2039 issued on November 4, 2009.

Interest on Long-Term Debt
The $22 million increase in interest expense during 2010, compared to 2009, is primarily due to the increase in our long-term debt through December 31, 2010, compared to December 31, 2009, including the impact of Derivatives, partially offset by the decrease in the weighted-average interest rate on long-term debt at December 31, 2010 compared to December 31, 2009, largely due to refinancing activity. See the section entitled “Liquidity and Capital Resources”.

Operating Income
The increase in our operating income compared to the prior year is due to the growth in revenue of $455 million offset by the increase of operating expenses of $122 million. See the detailed discussion on respective segment results included in this section entitled “Segment Review” above.

Impairment Losses on Goodwill, Intangible Assets and Other Long-Term Assets
In the fourth quarter of 2010, we determined that the fair value of a radio station licence was lower than its carrying value. This primarily resulted from the weakening of advertising revenues in a local market.
As a result, we recorded a non-cash impairment charge of $6 million related to the radio licence. In the fourth quarter of 2009, we recorded a non-cash impairment charge of $4 million related to a similar situation.

Also in the fourth quarter of 2009, we recorded an impairment charge of $14 million related to our OMNI television network with the following components: $1 million related to the broadcast licences and $13 million related to other long-lived assets.

Depreciation and Amortization Expense
The decrease in depreciation and amortization expense for the year ended December 31, 2010, over 2009, primarily reflects a decrease in amortization of intangible assets resulting from certain intangible assets that have now been fully amortized, partially offset by the $1.8 billion of additions to PP&E during 2010.

27	ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Stock-based Compensation
Our employee stock option plans attach cash-settled share appreciation rights (“SARs”) to all new and previously granted options. The SAR feature allows the option holder to elect to receive in cash an amount equal to the intrinsic value, being the excess market price of the Class B Non-Voting share over the exercise price of the option, instead of exercising the option and acquiring Class B Non-Voting shares. All outstanding stock options are classified as liabilities and are carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current stock price and the option exercise price. The intrinsic value of the liability is marked-to-market each period and is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period, or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.

The liability for stock-based compensation expense is recorded based on the intrinsic value of the options, as described above, and the expense is impacted by the change in the price of RCI’s Class B Non-Voting shares during the life of the option. At December 31, 2010, we had a liability of $162 million (2009 - $178 million) related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the year ended December 31, 2010, $58 million (2009 - $63 million) was paid to holders of stock options, restricted share units and deferred share units upon exercise using the SAR feature.

In March 2010, the federal budget introduced proposed changes that impact the tax deductibility of cash-settled stock options. The proposed legislative changes were enacted in December 2010. As a result, the Company recorded an income tax charge of $35 million to reduce future tax assets previously recognized with respect to its stock option related liabilities.

A summary of stock-based compensation expense is as follows:

	Stock-based Compensation Expense
	(Recovery) Included in Operating,
	General and Administrative Expenses
Years ended December 31,
(In millions of dollars)	2010	2009
Wireless	$11	$–
Cable	7	(12)
Media	9	(8)
Corporate	20	(13)
	$47	$(33)

Integration and Restructuring Expenses
During the year ended December 31, 2010, we incurred $40 million of integration and restructuring expenses to improve our cost structure related to i) severances resulting from the targeted restructuring of our employee base ($21 million); ii) restructuring expenses related to the outsourcing of certain information technology functions ($9 million); iii) acquisition transaction costs incurred and the integration of acquired businesses and related restructuring ($5 million); and iv) the closure of certain retail stores ($5 million).

During the year ended December 31, 2009, we incurred $117 million of integration and restructuring expenses related to: i) severances resulting from the targeted restructuring of our employee base to combine our Cable and Wireless businesses into a communications organization and to improve our cost structure in light of the then current economic and competitive conditions ($87 million); ii) severances and restructuring expenses related to the outsourcing of certain information technology functions ($23 million); iii) the integration of acquired businesses and related restructuring ($3 million); and iv) the closure of certain retail stores ($4 million).

Other Items
During the year ended December 31, 2010, we recorded $14 million of net adjustments related to the resolution of obligations and accruals relating to prior periods.

Adjusted Operating Profit
As discussed above, Wireless, Cable and Media contributed to the increase in adjusted operating profit for the year ended December 31, 2010 compared to 2009.

Consolidated adjusted operating profit increased to $4,653 million in 2010, compared to $4,388 million in 2009. Adjusted operating profit for 2010 and 2009, respectively, excludes: (i) stock-based compensation expense (recovery) of $47 million and $(33) million; (ii) integration and restructuring expenses of $40 million and $117 million; (iii) other items of $14 million and $nil; (iv) an adjustment for CRTC Part II fees related to prior periods of $nil and $(61) million; (v) contract termination fees of $nil and $19 million; and (vi) settlement of pension obligations of $nil and $30 million.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled “Supplementary Information: Non-GAAP Calculations” and “Key Performance Indicators and Non-GAAP Measures”.

Employees
Employee remuneration represents a material portion of our expenses. At December 31, 2010, we had approximately 25,100 (2009 – 25,900) full-time equivalent employees (“FTEs”) across all of our operating groups, including our shared services organization and corporate office, which was a slight decrease from the level at December 31, 2009. Reductions associated with operational efficiencies and the integration of our Cable and Wireless organizations and reductions in Media associated with improvements to its cost structure, were partially offset by increases in our shared services staffing and customer facing functions. Total remuneration costs incurred for employees (both full and part-time) in 2010 was approximately $1,715 million, which is unchanged from 2009. The amount of remuneration costs incurred for employees decreased due to the number of FTEs compared to 2009, but was offset by the increase in stock-based compensation expense to $47 million compared to a $33 million recovery in 2009, as a result of fluctuations in the Company’s stock price.

ADDITIONS TO PP&E
For details on the additions of PP&E for the Wireless, Cable and Media segments, refer to the section entitled “Segment Review”.

Corporate Additions to PP&E
The corporate additions to PP&E included $133 million for the year ended December 31, 2010 and $151 million for the year ended December 31, 2009, both of which related to spending on an enterprise-wide billing and business support system initiative.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A	28

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

3. CONSOLIDATED LIQUIDITY AND FINANCING

LIQUIDITY AND CAPITAL RESOURCES
Operations
For 2010, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all noncash items from net income, increased to $3,800 million from $3,526 million in 2009. The $274 million increase includes the impact of a $265 million increase in adjusted operating profit.

Taking into account the changes in non-cash working capital items for 2010, cash generated from operations was $3,620 million, a decrease of $170 million, compared to $3,790 million in 2009. The cash generated from operations of $3,620 million, together with the following items, resulted in total net funds of approximately $5,323 million in 2010:

•    the receipt of an aggregate $1,700 million gross proceeds from two new public debt issues: the August 2010 issuance of $800 million 6.11% Senior Notes due 2040 and the September 2010 issuance of $900 million 4.70% Senior Notes due 2020;

•    the receipt of $3 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options.

Net funds used during 2010 totalled approximately $5,746 million, the details of which include the following:

•    additions to PP&E of $1,713 million, net of $126 million of related changes in non-cash working capital;

•    the payment of an aggregate $1,499 million for the August 2010 redemption of three public debt issues maturing in 2011, comprising $1,151 million aggregate principal amount, $79 million aggregate redemption premiums and $269 million net settlement paid on termination of the associated Derivatives;

•    the purchase for cancellation of 37,080,906 Class B Non-Voting shares for an aggregate purchase price of $1,312 million;

•    the payment of quarterly dividends aggregating $734 million on our Class A Voting and Class B Non-Voting shares;

•    the purchase of 892,250 subordinate voting shares of Cogeco Cable Inc. and 946,090 subordinate voting shares of Cogeco Inc. for an aggregate purchase price of $75 million;

Taking into account the opening cash and cash equivalents balance of $383 million at the beginning of the year and the cash sources and uses described above, the cash deficiency at December 31, 2010, represented by bank advances, was $40 million.

Financing
Our long-term debt instruments are described in Note 14 and Note 15 to the 2010 Audited Consolidated Financial Statements. During 2010, the following financing activities took place.

Debt Issuances
On August 25, 2010, RCI issued in Canada $800 million aggregate principal amount of 6.11% Senior Notes due 2040 (the “2040 Notes”). The 2040 Notes were issued at a discount of 99.904% for an effective yield of 6.117% per annum if held to maturity. RCI received net proceeds of $794 million from the issuance of the 2040 Notes after deducting the original issue discount, agents’ fees and other related expenses. The net proceeds from the 2040 Notes were used together with cash on hand and advances under our bank credit facility to fund the August 2010 redemptions of three public debt issues maturing in 2011 together with the termination of the associated Derivatives, each as described below under the section entitled “Debt Redemptions and Termination of Derivatives”.

On September 29, 2010, RCI issued in Canada $900 million aggregate principal amount of 4.70% Senior Notes due 2020 (the “2020 Notes”). The 2020 Notes were issued at a discount of 99.945% for an effective yield of 4.707% per annum if held to maturity. RCI received net proceeds of $895 million from the issuance of the 2020 Notes after deducting the original issue discount, agents’ fees and other related expenses. The net proceeds from the 2020 Notes were used to repay outstanding advances under our bank credit facility, which had been borrowed to partially fund the redemptions and termination of the associated Derivatives, and for general corporate purposes.

RCI received an aggregate net proceeds of $1,689 million from the issuance of the 2040 Notes and the 2020 Notes after deducting the original issue discount, agents’ fees and other related expenses. We recorded debt issuance costs of $10 million in 2010 due to the transaction costs incurred in connection with the issuance of the 2040 Notes and the 2020 Notes. Each of the 2040 Notes and the 2020 Notes are guaranteed by RCP and rank pari passu with all of RCI’s other senior unsecured notes and debentures and bank credit facility. See the section entitled “July 1, 2010 Corporate Reorganization”.

•    acquisitions and other net investments aggregating $242 million, including $131 million to acquire Blink Communications Inc., $47 million for the acquisition of spectrum licences through Inukshuk, $26 million to acquire Cityfone Telecommunications Inc., $20 million to acquire Kincardine Cable T.V. Ltd. and $24 million to acquire BV! Media Inc.;

•    additions to program rights aggregating $170 million; and

•    the repayment of $1 million of capital leases.

29	ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Debt Redemptions and Termination of Derivatives
On August 27, 2010 RCI redeemed all of the US$490 million principal amount of its 9.625% Senior Notes due 2011 (the “9.625% Notes”) and on August 31, 2010 RCI redeemed all of the $460 million principal amount of its 7.625% Senior Notes due 2011 (the “7.625% Notes”) and $175 million principal amount of 7.25% Senior Notes due 2011 (the “7.25% Notes” and, together with the 9.625% Notes and 7.625% Notes, the “2011 Notes”). RCI paid an aggregate of approximately $1,230 million for the redemption of the 2011 Notes (the “Redemptions”), including approximately $1,151 million aggregate principal amount for the 2011 Notes and $79 million for the premiums payable in connection with the Redemptions. Concurrently with RCI’s redemption of the 9.625% Notes, RCI made

As a result of this reorganization, effective July 1, 2010, RCP holds substantially all of the Company’s shared services and Cable and Wireless operations. Reporting will continue to reflect the Cable and Wireless services as separate operating segments.

In addition, RCCI ceased to be a separate legal entity on July 1, 2010 as a result of the amalgamation and effective July 1, 2010 RCCI is no longer a guarantor or obligor, as applicable, for the Company’s bank credit facility, public debt and derivative instruments. RCI continues to be the obligor in respect of each of these, while RCP remains either a co-obligor or guarantor, as applicable, for the public debt and a guarantor for the bank credit facility and Derivatives. The Company’s respective obligations under the bank credit facility, the public debt and the derivative instruments continue to rank pari passu on an unsecured basis.

There has been no impact on Media as a result of this reorganization.

Normal Course Issuer Bid
On February 17, 2010, we announced that the Toronto Stock Exchange had accepted a notice filed by RCI of our intention to renew our NCIB for a further one-year period commencing February 22, 2010 and ending February 21, 2011, and during such one-year period we may purchase on the TSX up to the lesser of 43.6 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion. The actual number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases will be determined by RCI considering market conditions, stock prices, its cash position, and other factors.

In 2010, we purchased an aggregate 37,080,906 Class B Non-Voting shares for an aggregate purchase price of $1,312 million. Of these shares, 14,480,000 were purchased pursuant to private agreements between RCI and arm’s length third party sellers for an aggregate purchase price of $482 million. These purchases were made under an issuer bid exemption order issued by the Ontario Securities Commission and are included in calculating the number of Class B Non-Voting shares that RCI may purchase pursuant to the NCIB.

In 2009, we purchased an aggregate 43,776,200 Class B Non-Voting shares for an aggregate purchase price of $1,347 million. Of these shares, 1,051,000 comprising $34 million of the aggregate purchase price were purchased and recorded in December 2009 but were settled in early January 2010. In addition, 10,280,000 of the shares were purchased by RCI pursuant to private agreements between RCI and certain arm’s-length third party sellers for an aggregate purchase price of $285 million. These purchases were made under an issuer bid exemption order issued by the Ontario Securities Commission and are included in calculating the number of Class B Non-Voting shares that RCI may purchase pursuant to the NCIB.

In February 2011, we announced that the Toronto Stock Exchange has accepted a notice filed by RCI of our intention to renew our NCIB for our Class B Non-Voting shares for a further one-year period commencing February 22, 2011 and ending February 21, 2012, and that during such one-year period we may purchase on the TSX up to the lesser of 39.8 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion. The actual number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases will be determined by management considering market conditions, stock prices, our cash position and other factors.

On February 22, 2011, we repurchased for cancellation, pursuant to a private agreement between the Company and an arm’s-length third party, 1.4 million shares for an aggregate purchase price of $45 million. The transaction was made under an issuer bid exemption order issued by the Ontario Securities Commission and is included in calculating the number of Class B Non-Voting shares that we may purchase pursuant to the NCIB.

a net payment of approximately $269 million to terminate the associated Derivatives (the “Derivatives Termination”). As a result, the total cash expenditure associated with the Redemptions and the Derivatives Termination was $1,499 million and RCI recorded a loss on repayment of long-term debt of $87 million, comprised of the aggregate redemption premiums of $79 million and a net loss on the termination of the related Derivatives of $16 million, partially offset by a gain of $8 million related to the non-cash write-down of the fair value increment of long-term debt.

At December 31, 2010, the undrawn portion of our bank credit facility was approximately $2.4 billion, excluding letters of credit of $94 million. This liquidity position is further enhanced by the fact that our earliest scheduled debt maturity is in May 2012.

On February 18, 2011, RCI announced that it had issued notices to redeem on March 21, 2011 all of the US$350 million principal amount of 7.875% Senior Notes due 2012 and all of the US$470 million principal amount of 7.25% Senior Notes due 2012, in each case at the applicable redemption price plus accrued interest to the date of redemption. In each case, the respective redemption price will include a make whole premium based on the present value of the remaining scheduled payments as prescribed in the applicable indenture.

Shelf Prospectuses
In November 2009, we filed two shelf prospectuses with securities regulators to qualify debt securities of RCI, one for the sale of up to Cdn$4 billion of debt securities in Canada and the other for the sale of up to US$4 billion in the United States and Ontario. Each of these shelf prospectuses expire in December 2011. To date, we have issued an aggregate $1.7 billion of debt securities in Canada pursuant to the Cdn$4 billion shelf prospectus. The notice set forth in this paragraph does not constitute an offer of any securities for sale.

July 1, 2010 Corporate Reorganization
On June 30, 2010, Rogers Wireless Partnership changed its name to Rogers Communications Partnership. On July 1, 2010, the Company completed a reorganization which included the amalgamation of RCI and Rogers Cable Communications Inc. (“RCCI”) and another of RCI’s wholly-owned subsidiaries forming one amalgamated company under the name Rogers Communications Inc. Following this amalgamation, certain of the operating assets and operating liabilities of the amalgamated company together with all of its employees were transferred to RCP, subject to certain exceptions. The amalgamated company did not transfer its interests or obligations in or under: equity interests in any subsidiaries; long-term debt; derivative instruments; real estate assets; and intercompany notes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Investment in Cogeco Cable Inc. and Cogeco Inc.
In November 2010, we acquired additional 892,250 subordinate voting shares of Cogeco Cable Inc. and 946,090 subordinate voting shares of Cogeco Inc. for an aggregate purchase price of $75 million. These purchases were made for investment purposes.

Covenant Compliance
We are currently in compliance with all of the covenants under our debt instruments, and we expect to remain in compliance with all of these covenants during 2011. At December 31, 2010, there were no financial leverage covenants in effect other than those pursuant to our bank credit facility (see Note 14(a) to the 2010 Audited Consolidated Financial Statements). Based on our most restrictive leverage covenants, we would have had the capacity to issue up to approximately $18.1 billion of additional long-term debt at December 31, 2010.

2011 Cash Requirements
On a consolidated basis, we anticipate that we will generate a net cash surplus in 2011 from cash generated from operations. We expect that we will have sufficient capital resources to satisfy our cash funding requirements in 2011, including the funding of dividends on our common shares, taking into account cash from operations and the amount available under our $2.4 billion bank credit facility. At December 31, 2010, there were no restrictions on the flow of funds between subsidiary companies or between RCI and any of its subsidiaries.

In the event that we require additional funding, we believe that any such funding requirements may be satisfied by issuing additional debt financing, which may include the restructuring of our existing bank credit facility or issuing public or private debt or issuing equity, all depending on market conditions. In addition, we may refinance a portion of existing debt subject to market conditions and other factors. There is no assurance that this will or can be done.

Required Principal Repayments
At December 31, 2010, the required repayments on all long-term debt in the next five years totalled $3,084 million, comprised of $816 million principal repayments due in 2012, $348 million due in 2013, $1,094 million due in 2014 and $826 million due in 2015. The required principal repayments due in 2012 consist of $468 million (US$470 million) 7.25% Senior Notes and $348 million (US$350 million) 7.875% Senior Notes. The required principal repayment due in 2013 is the $348 million (US$350 million) 6.25% Senior Notes, as well as the maturity of the bank credit facility, which at December 31, 2010 is undrawn. The required principal repayments due in 2014 consist of $348 million (US$350 million) 5.50% Senior Notes and $746 million (US$750 million) 6.375% Senior Notes. The required principal repayments due in 2015 consist of $279 million (US$280 million) 6.75% Senior Notes and $547 million (US$550 million) 7.50% Senior Notes.

Coincident with the maturity of our U.S. dollar-denominated long-term debt, certain of our Derivatives also mature, the impact of which is not included in the principal repayments noted above (See the section entitled “Material Obligations Under Firm Contractual Agreements”).

Credit Ratings
In August and September 2010, Moody’s Investors Service affirmed the rating for RCI’s senior unsecured debt to be Baa2, with a Stable outlook and assigned its Baa2 rating to each of the 2040 Notes and the 2020 Notes.

In August and September 2010, Standard & Poor’s Ratings Services affirmed the corporate credit rating for RCI to be BBB and the rating for RCI’s senior unsecured debt to be BBB, each with a Stable outlook and assigned its BBB rating to each of the 2040 Notes and the 2020 Notes.

In August and September 2010, Fitch Ratings affirmed the issuer default rating for RCI to be BBB and the rating for RCI’s senior unsecured debt to be BBB, each with a Stable outlook and assigned its BBB rating to each of the 2040 Notes and the 2020 Notes.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Ratings for debt instruments range along a scale from AAA, in the case of Standard & Poor’s and Fitch, or Aaa in the case of Moody’s, which represent the highest quality of securities rated, to D, in the case of Standard & Poor’s, C, in the case of Moody’s and Substantial Risk in the case of Fitch, which represent the lowest quality of securities rated. The credit ratings accorded by the rating agencies are not recommendations to purchase, hold or sell the rated securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time, or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant. The ratings on RCI’s senior debt of BBB from Standard & Poor’s and Fitch and of Baa2 from Moody’s represent investment grade ratings.

Deficiency of Pension Plan Assets Over Accrued Obligations
As disclosed in Note 17 to our 2010 Audited Consolidated Financial Statements, our pension plans had a deficiency of plan assets over accrued obligations of $152 million and $8 million at our September 30 measurement date for the years ended December 31, 2010 and December 31, 2009, respectively, related to funded plans, and a deficiency of $37 million and $31 million at our September 30 measurement date for the years ended December 31, 2010 and December 31, 2009, respectively, related to unfunded plans. Our pension plans had a deficiency on a solvency basis at December 31, 2009, and are expected to have a deficiency on a solvency basis at December 31, 2010. Consequently, in addition to our regular contributions, we are making certain minimum monthly special payments to eliminate the solvency deficiency. In 2010, the special payments, including contributions associated with benefits paid from the plans, totalled approximately $33 million. Our total estimated annual funding requirements, which include both our regular contributions and these special payments, are expected to increase from $61 million in 2010 to approximately $70 million in 2011, subject to annual adjustments thereafter, due to various market factors and the assumption that our staffing levels will remain relatively stable year-over-year. We are contributing to the plans on this basis. As further discussed in the section entitled “Critical Accounting Estimates”, changes in factors such as the discount rate, the rate of compensation increase and the expected return on plan assets can impact the accrued benefit obligation, pension expense and the deficiency of plan assets over accrued obligations in the future.

In 2009, we made a lump-sum contribution of $61 million to our pension plans, following which the pension plans purchased $172 million of annuities from insurance companies for employees in the pension plans who had retired as of January 1, 2009. The purchase of the annuities

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relieves us of primary responsibility for, and eliminates significant risk associated with, the accrued benefit obligation for the retired employees. The non-cash settlement loss arising from this settlement of pension obligations was $30 million and was recorded in 2009. The Company did not make any additional lump-sum contributions to its pension plans in the year ended December 31, 2010.

INTEREST RATE AND FOREIGN EXCHANGE MANAGEMENT
Economic Hedge Analysis
For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Derivatives, whether or not they qualify as hedges for accounting purposes, since all such Derivatives are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our Derivatives regardless of qualifications for accounting purposes as a hedge.

As discussed above in the section entitled “Debt Redemptions and Termination of Derivatives”, in August 2010, RCI redeemed all of its US$490 million 9.625% Senior Notes due 2011 and terminated the related US$500 million notional principal amount of Derivatives. As a result, on December 31, 2010, 100% of our U.S. dollar-denominated debt was hedged on an economic basis while 93% of our U.S. dollar-denominated debt was hedged on an accounting basis. The Derivatives hedging our US$350 million 7.50% Senior Notes due 2038 do not qualify as hedges for accounting purposes.

Consolidated Hedged Position

(In millions of dollars, except percentages)	December 31, 2010		December 31, 2009
U.S. dollar-denominated long-term debt	US	$5,050	US	$5,540
Hedged with Derivatives	US	$5,050	US	$5,540
Hedged exchange rate		1.1697		1.2043
Percent hedged(1)		100.0%		100.0%
Amount of long-term debt(2) at fixed rates:
Total long-term debt	Cdn	$9,607	Cdn	$9,307
Total long-term debt at fixed rates	Cdn	$9,607	Cdn	$9,307
Percent of long-term debt fixed		100.0%		100.0%
Weighted average interest rate on long-term debt		6.68%		7.27%

(1)
Pursuant to the requirements for hedge accounting under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3865, Hedges, on December 31, 2010, RCI accounted for 93.1% of its Derivatives as hedges against designated U.S. dollar denominated-debt. As a result, 93.1% of our U.S. dollar-denominated debt is hedged for accounting purposes versus 100% on an economic basis.

(2)	Long-term debt includes the effect of the Derivatives.

Mark-to-Market Value of Derivatives
In accordance with Canadian GAAP, we have recorded our Derivatives using an estimated credit-adjusted mark-to-market valuation which is determined by increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated bond spread (“Bond Spread”) for the relevant term and counterparty for each Derivative. In the case of Derivatives accounted for as assets (i.e. those Derivatives for which the counterparties owe Rogers), the Bond Spread for the bank counterparty was added to the risk-free discount rate to determine the estimated credit-adjusted value whereas, in the case of Derivatives accounted for as liabilities (i.e. those instruments for which we owe the counterparties), Rogers’ Bond Spread was added to the risk-free discount rate. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties.

The effect of estimating the credit-adjusted fair value of Derivatives at December 31, 2010 versus the unadjusted risk-free mark-to-market value of Derivatives is illustrated in the table below. As at December 31, 2010, the credit-adjusted estimated net liability value of Rogers’ Derivatives portfolio was $900 million, which is $17 million less than the unadjusted risk-free mark-to-market net liability value.

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	Derivatives in an	Derivatives in a	Net liability
(In millions of dollars)	asset position (A)	liability position (B)	position (A+B)
Mark-to-market value – risk-free analysis	$7	$(924)	$(917)
Mark-to-market value – credit adjusted estimate ( carrying value)	$7	$(907)	(900)
Difference	$–	$17	$17

Long-term Debt Plus Net Derivative Liabilities
The aggregate of our long-term debt plus net derivative liabilities at the mark-to-market values using risk-free analysis (“the risk-free analytical value”) is used by us and many analysts to most closely represent our net debt-related obligations for valuation purposes, and is calculated as follows:

(In millions of dollars)	December 31, 2010	December 31, 2009
Long-term debt(1)	$8,718	$8,464
Net derivative liabilities at the risk-free analytical value(1)	$917	$1,027
Total	$9,635	$9,491

(1)	Includes current and long-term portions.

We believe that the non-GAAP financial measure of long-term debt plus net derivative liabilities (assets) at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. It is also useful to investors and analysts in enabling them to analyze the enterprise and equity value of the Company and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations or financial position reported under Canadian and U.S. GAAP.

OUTSTANDING COMMON SHARE DATA
Set out below is RCI’s outstanding common share data as at December 31, 2010 and at December 31, 2009. In the year ended December 31, 2010 we repurchased an aggregate 37,080,906 Class B Non-Voting shares for cancellation pursuant to our NCIB for total purchase price of approximately $1,312 million. For additional information, refer to Note 18 to our 2010 Audited Consolidated Financial Statements.

	December 31, 2010	December 31, 2009
Common Shares(1)
Class A Voting	112,462,014	112,462,014
Class B Non-Voting	443,072,044	479,948,041
Total Common Shares	555,534,058	592,410,055
Options to purchase Class B Non-Voting shares
Outstanding options	11,841,680	13,467,096
Outstanding options exercisable	6,415,933	8,149,361

(1)
Holders of RCI’s Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI’s constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

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DIVIDENDS ON RCI EQUITY SECURITIES
Our dividend policy is reviewed periodically by the RCI Board of Directors (“the Board”). The declaration and payment of dividends are at the sole discretion of the Board and depend on, among other things, our financial condition, general business conditions, legal restrictions regarding the payment of dividends by us, some of which are referred to below, and other factors that the Board may at any point consider to be relevant. As a holding company with no direct operations, we rely on cash dividends and other payments from our subsidiaries and our own cash balances and debt to pay dividends to our shareholders. The ability of our subsidiaries to pay such amounts to us is subject to the various risks as outlined in this MD&A.

We declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares, as follows:

			Dividend	Dividends paid
Declaration date	Record date	Payment date	per share	(In millions)
February 21, 2008	March 6, 2008	April 1, 2008	$0.25	$160
April 29, 2008	May 13, 2008	July 2, 2008	$0.25	$160
August 19, 2008	September 3, 2008	October 1, 2008	$0.25	$159
October 28, 2008	November 25, 2008	January 2, 2009	$0.25	$159
February 17, 2009	March 6, 2009	April 1, 2009	$0.29	$184
April 29, 2009	May 15, 2009	July 2, 2009	$0.29	$184
August 20, 2009	September 9, 2009	October 1, 2009	$0.29	$177
October 27, 2009	November 20, 2009	January 2, 2010	$0.29	$175
February 16, 2010	March 5, 2010	April 1, 2010	$0.32	$188
April 29, 2010	May 14, 2010	July 2, 2010	$0.32	$187
August 18, 2010	September 9, 2010	October 1, 2010	$0.32	$184
October 26, 2010	November 18, 2010	January 4, 2011	$0.32	$179

In February 2011, the Board adopted a dividend policy that increased the annualized dividend rate from $1.28 to $1.42 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.355 per share. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto.

In addition, on February 15, 2011, the Board declared a quarterly dividend totalling $0.355 per share on each of its outstanding Class A Voting and Class B Non-Voting shares, such dividend to be paid on April 1, 2011, to shareholders of record on March 18, 2011, and is the first quarterly dividend to reflect the newly increased $1.42 per share annual dividend level.

Dividend Reinvestment Plan (“DRIP”)
On October 26, 2010, the Rogers’ Board of Directors approved the DRIP effective November 1, 2010. The DRIP enables eligible shareholders to have all or a portion of their regular quarterly cash dividends automatically reinvested in additional Class B Non-Voting shares of Rogers’ common stock. No commissions, service charges or brokerage fees will be payable by Plan participants in connection with shares purchased under the DRIP.

Shareholders who elect to participate see all or a portion of their quarterly dividends reinvested in additional Class B Non-Voting shares of Rogers at the average market price, as described in the DRIP Plan Document, with respect to the applicable dividend payment date.

In February 2010, the Board adopted a dividend policy that increased the annualized dividend rate from $1.16 to $1.28 per Class A Voting and Class B Non-Voting share effective with the next quarterly dividend.

In February 2009, the Board adopted a dividend policy that increased the annualized dividend rate from $1.00 to $1.16 per Class A Voting and Class B Non-Voting share effective with the next quarterly dividend.

In January 2008, the Board approved an increase in the annualized dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting share effective with the next quarterly dividend.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Computershare Trust Company of Canada is the Plan Agent and acts on behalf of participants to invest eligible dividends. Registered shareholders of Rogers wishing to participate in the DRIP can find the full text of the DRIP Plan Document and enrolment forms at computershare.com/rogers. Non-registered beneficial shareholders are advised to contact their broker, investment dealer or other financial intermediary for details on how to participate in the DRIP.

While Rogers, at its discretion, may fund the quarterly DRIP share requirements with either Class B Non-Voting shares acquired on the Canadian open market or issued by Rogers, our current intention is that such shares will, for the foreseeable future, be acquired on the Canadian open market by the DRIP Agent.

Quarterly dividends are only payable as and when declared by Rogers’ Board of Directors and there is no entitlement to any dividend prior thereto. Before enrolling, shareholders are advised to read the complete text of the DRIP and to consult their financial advisors regarding their unique investment profile and tax situation. Only Canadian and U.S. residents can participate in the DRIP.

COMMITMENTS AND OTHER CONTRACTUAL OBLIGATIONS
Contractual Obligations
Our material obligations under firm contractual arrangements are summarized below at December 31, 2010. See also Notes 14, 15 and 23 to the 2010 Audited Consolidated Financial Statements.

Material Obligations Under Firm Contractual Arrangements

(In millions of dollars)	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years	Total
Long-term debt(1)	$–	$1,164	$1,920	$5,639	$8,723
Derivative instruments(2)	–	406	418	60	884
Operating leases	130	158	73	43	404
Player contracts	53	34	19	9	115
Purchase obligations(3)	572	532	338	240	1,682
Pension obligation(4)	70	–	–	–	70
Other long-term liabilities	–	65	20	39	124
Total	$825	$2,359	$2,788	$6,030	$12,002

(1)	Amounts reflect principal obligations due at maturity.
(2)	Amounts reflect net disbursements due at maturity.
(3)
Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependent.

(4)
Represents expected contributions to our pension plans in 2011. Contributions for the year ended December 31, 2012 and beyond cannot be reasonably estimated as they will depend on future economic conditions and may be impacted by future government legislation.

OFF-BALANCE SHEET ARRANGEMENTS
Guarantees
As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. Refer to Note 15(e)(ii) to the 2010 Audited Consolidated Financial Statements.

Derivative Instruments
As previously discussed, we use derivative instruments to manage our exposure to interest rate and foreign currency risks. We do not use derivative instruments for speculative purposes.

Operating Leases
We have entered into operating leases for the rental of premises, distribution facilities, equipment and microwave towers and other contracts. The effect of terminating any one lease agreement would not have an adverse effect on us as a whole. Refer to the section entitled “Contractual Obligations” above and Note 23 to the 2010 Audited Consolidated Financial Statements.

4.  OPERATING ENVIRONMENT

Additional discussion of regulatory matters and recent developments specific to the Wireless, Cable and Media segments follows.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS
Substantially all of our business activities, except for Cable’s Rogers Retail segment and the non-broadcasting operations of Media, are subject to regulation by one or more of: the Canadian Federal Department of Industry, on behalf of the Minister of Industry (Canada) (collectively, “Industry Canada”), the CRTC under the Telecommunications Act (Canada) (the “Telecommunications Act”) and the CRTC under the Broadcasting Act (Canada) (the “Broadcasting Act”), and, accordingly, our results of operations are affected by changes in regulations and by the decisions of these regulators.

Canadian Radio-television and Telecommunications Commission
Canadian broadcasting operations, including our cable television systems, radio and television stations, and specialty services are licenced (or operated pursuant to an exemption order) and regulated by the CRTC pursuant to the Broadcasting Act. Under the Broadcasting Act, the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing certain broadcasting policy objectives enunciated in that Act.

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The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, which includes the regulation of Wireless’ mobile voice and data operations and Cable’s Internet and telephone services. Under the Telecommunications Act, the CRTC has the power to forbear from regulating certain services or classes of services provided by individual carriers. If the CRTC finds that a service or class of services provided by a carrier is subject to a degree of competition that is sufficient to protect the interests of users, the CRTC is required to forbear from regulating those services unless such an order would be likely to unduly impair the establishment or continuance of a competitive market for those services. All of our Cable and telecommunications retail services have been deregulated and are not subject to price regulation. However, regulations can and do affect the terms and conditions under which we offer these services. Accordingly, any change in policy, regulations or interpretations could have a material adverse effect on Cable’s operations and financial condition and operating results.

Copyright Board of Canada
The Copyright Board of Canada (“Copyright Board”) is a regulatory body established pursuant to the Copyright Act (Canada) (the “Copyright Act”) to oversee the collective administration of copyright royalties in Canada and to establish the royalties payable for the use of certain copyrighted works. The Copyright Board is responsible for the review, consideration and approval of copyright tariff royalties payable to copyright collectives by Canadian broadcasting undertakings, including cable, radio, television and specialty services.

Industry Canada
The technical aspects of the operation of radio and television stations, the frequency-related operations of the cable television networks and the awarding and regulatory supervision of spectrum for cellular, messaging and other radio-telecommunications systems in Canada are subject to the licencing requirements and oversight of Industry Canada. Industry Canada may set technical standards for telecommunications under the Radiocommunication Act (Canada) (the “Radiocommunication Act”) and the Telecommunications Act.

Restrictions on Non-Canadian Ownership and Control
Non-Canadians are permitted to own and control directly or indirectly up to 33.3% of the voting shares and 33.3% of the votes of a holding company that has a subsidiary operating company licenced under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the operating licencee company may be owned and controlled directly or indirectly by non-Canadians. The chief executive officer and 80% of the members of the Board of Directors of the operating licencee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding-company or licencee-company level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. Subject to appeal to the federal Cabinet, the CRTC has the jurisdiction to determine as a question of fact whether a given licencee is controlled by non-Canadians.

Pursuant to the Telecommunications Act and associated regulations, the same rules apply to Canadian carriers such as Wireless, except that there is no requirement that the chief executive officer be a resident Canadian. The same restrictions are contained in the Radiocommunication Act and associated regulations.

In its March 2010 Budget, the federal government announced its intention to remove the existing restrictions on foreign ownership of Canadian satellites (subsequently passed into law in the fall of 2010). The government also announced that it would review the foreign ownership restrictions currently applied to telecommunications companies. In June 2010, Industry Canada released its consultation paper on this matter asking for comments by July 2010 on three options:

1.  Increasing the limit for direct foreign investment in broadcasting and telecommunications common carriers to 49 percent;

2.  Lifting restrictions on telecommunications common carriers with a 10 percent market share or less, by revenue; or

3.  Removing telecommunications restrictions completely.

Rogers filed its comments in July 2010 submitting that of the three options only option 1 was acceptable because options 2 and 3 fail to recognize the converged market for communications services in Canada. The attempt made in Options 2 and 3 to limit the reforms to “pure telecommunications” networks is out of step with the reality of broadband markets and inconsistent with the government’s attempt to implement a digital economy strategy for Canada.

In November 2010, Industry Canada announced that the government’s deliberations on potential foreign ownership changes would be coordinated with the spring 2011 consultation on the appropriate structure of the 700 MHz spectrum auction.

Policy Direction to the CRTC on Telecommunications
In December 2006, the Minister of Industry issued a Policy Direction on Telecommunications to the CRTC under the Telecommunications Act. The Direction instructs the CRTC to rely on market forces to the maximum extent feasible under the Telecommunications Act and regulate, if needed, in a manner that interferes with market forces to the minimum extent necessary.

2010 Legislation
Bill C-28, An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Anti-Spam Act), passed into law on December 15, 2010.

The Bill addresses unsolicited commercial electronic mail (spam) by prohibiting the sending of commercial electronic messages without consent. It prohibits detrimental practices to electronic commerce, protects the integrity of transmission data and prohibits the installation of computer programs without consent in the course of commercial activity. In addition, it prohibits false or misleading commercial representations online and prohibits the collection of personal information via unlawful access to computer systems and the unauthorized compiling or supplying of lists of electronic addresses. It also provides for a private right of action for businesses and consumers with extended liability. It allows the CRTC and the Competition Tribunal of Canada to impose administrative monetary penalties on those who violate the respective Acts and allows for the international sharing of information and evidence to pursue spammers outside of Canada with our global partners.

Amendments to the Quebec Consumer Protection Act were passed in December 2009 to introduce new provisions applicable to sequential performance contracts provided at a distance, including wireless, wireline and Internet service contracts. These amendments include new rules on the content of such contracts, the determination of the early cancellation fees that can be charged to customers, the use of security deposits and the cancellation and renewal rights of the consumers. The amendments also introduce new provisions on the sale of prepaid cards and the disclosure of the costs of the services and products they advertise. The Amendments came into force on June 30, 2010.

Proposed Legislation
Bill C-22, An Act respecting the mandatory reporting of Internet child pornography by persons who provide an Internet service, was introduced in the House of Commons in May 2010. Bill C-22 is intended to fight Internet child pornography by requiring Internet service providers

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(“ISPs”) and other persons providing Internet services (e.g., Facebook, Google and Hotmail) to report any incident of child pornography. This requirement includes the following: if a person providing Internet services is advised of an Internet address where child pornography may be available, the person must report that address to the organization designated by the regulations. If a person has reasonable grounds to believe that the Internet services operated by that person are being used to transmit child pornography, the person must notify the police and preserve the computer data. Bill C-22 has been passed by the House of Commons but has not been enacted.

Bill C-32, An Act to amend the Copyright Act (Copyright Modernization Act), was introduced in the House of Commons in June 2010, and is currently being considered by the Legislative Committee on Bill C-32. Bill C-32 is intended to update the rights and protections of copyright owners to better address the challenges and opportunities of the Internet. It would clarify Internet service providers’ liability and would require ISPs to use a “notice and notice” regime whereby notices alleging copyright infringement sent to ISPs would be forwarded in turn to the customers. The bill provides for cost recovery for notice and notice. It would make Internet sites designed to enable illegal file sharing a violation of copyright. The bill would also legalize forms of copying for time shifting television programs currently used by Cable’s customers such as PVRs, and would permit cable operators to offer customers network PVR technology services. The bill would eliminate the current obligation of broadcasters to pay for copies made for the purpose of broadcasting.

Bill C-51, An Act to amend the Criminal Code, the Competition Act and the Mutual Legal Assistance in Criminal Matters Act (Investigative Powers for the 21st Century Act), was introduced in the House of Commons in November 2010. This Bill amends the Criminal Code to add new investigative powers in relation to computer crime and the use of new technologies in the commission of crimes. It provides, among other things, the power to make preservation demands/orders to compel the preservation of electronic evidence and new production orders to compel the production of data relating to the transmission of communications and the location of transactions, individuals or things.

Bill C-52, An Act regulating telecommunications facilities to support investigations was also introduced in November 2010. This Bill requires telecommunications service providers to put in place and maintain certain capabilities that facilitate the lawful interception of information transmitted by telecommunications and to provide basic information about their subscribers to the Royal Canadian Mounted Police, the Canadian Security Intelligence Service, the Commissioner of Competition and any police service constituted under the laws of a province.

WIRELESS REGULATION AND REGULATORY DEVELOPMENTS
Consultation on the Renewal of Cellular and Personal Communications Services (“PCS”) Spectrum Licences
In March 2009, Industry Canada initiated a public consultation to discuss the renewal of cellular and PCS licences that were granted through any competitive process. Most of Rogers’ cellular licences expire on March 31, 2011 with the PCS auction licences expiring June 2011. The decisions made as a result of this consultation will apply to cellular and PCS licences granted by any competitive process, including auctions. Industry Canada received extensive comments on its proposal to renew licences and the licence conditions that would apply to new and renewed cellular and PCS licences, including issues such as licence terms, renewals, extent of deployment and research and development. No policy has been released to date.

Industry Canada also announced in March 2009 that it would undertake a formal study to assess the current market value of the above noted spectrum licences with a separate consultation seeking comments on a proposed fee. The study has not been released and the consultation has not occurred. This review excludes the spectrum acquired through the

AWS auction in 2008. However, in November 2010, the Minister of Industry announced that Industry Canada would freeze the spectrum fees at current levels, for cellular and PCS spectrum due for renewal in March 2011. The duration of the freeze is not known. It also remains unknown at this point whether Industry Canada will apply any spectrum fees related to the 2001 PCS auction spectrum licences that expire in June 2011 or maintain the status quo. See also the section entitled “Spectrum Fees May Increase With the Renewal of Cellular and PCS Spectrum Licences”.

In November 2010, through the release of its consultation paper, Industry Canada initiated a consultation on a policy and technical framework to auction spectrum in the 700 MHz band. Comments are sought on general policy considerations related to commercial mobile broadband spectrum use, competition issues and on the use of the 700 MHz band for commercial mobile services. In addition, Industry Canada is seeking comments on spectrum use for public safety broadband applications. Industry Canada has stated that the 700 MHz auction is anticipated to occur in late 2012.

Noting that the Department will consult on licensing measures for the band 2500–2690 MHz in a separate consultation, this consultation paper also seeks views on whether or not government measures are required to promote competition, in the context of spectrum being made available in both bands.

Consultation on Transition to Broadband Radio Service (“BRS”) in the Band 2500–2690 MHz
In June 2010, Industry Canada released its Decisions on the transition to BRS in the 2500 –2690 MHz band and initiated a consultation on changes related to the band plan. The decision established a firm date of March 31, 2011 for transitioning to BRS licences. The decision also set out the eligibility criteria that would be used for issuing BRS licence and the geographic service areas used for BRS licences. Certain conditions of licence were also established. The consultation examined issues such as the band plan to be adopted for BRS, the mapping of incumbent licencees into the new band plan and the timing of the migration of incumbents to the new band plan. The future consultation will also consider the policy and licencing frameworks for the auction of available spectrum in this band.

AWS Auction, Roaming and Tower/Site Policy
In November 2007, Industry Canada released its policy framework for the AWS auction in a document entitled Policy Framework for the Auction for Spectrum Licences for Advanced Wireless Services and other Spectrum in the 2 GHz Range. Of the 90 MHz of available AWS spectrum, 40 MHz were set aside for new entrants.

The policy further prescribed that all carriers are allowed to roam on the networks of other carriers outside of their licenced territories at commercial rates. New entrants are able to roam at commercial rates on the networks of incumbent carriers for five years within their licenced territories and for 10 years nationally. National new entrant licencees will be entitled to five years of roaming and a further five years if they comply with specified rollout requirements. Roaming privileges enable new entrants to potentially enter the market on a broader geographic scale more quickly.

New entrants are defined as carriers with less than 10% of Canada’s wireless revenue. Roaming is to be provided at commercial rates. In the event that the parties cannot agree, the rates and other terms will be settled by an arbitrator. Industry Canada expects that roaming will be offered at commercial rates that are reasonably comparable to rates that are currently charged to others for similar services. Rogers has entered into roaming agreements with a number of new entrants at commercially negotiated rates. Industry Canada also mandated antenna tower and site sharing for all holders of spectrum licences, radio licences and broadcasting certificates. All of these entities must share towers and antenna sites, where technically feasible at

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commercial rates. Where parties cannot agree on terms, the terms will be set by arbitration. It is expected that site-sharing arrangements would be offered at commercial rates that are reasonably comparable to rates currently charged to others for similar access. Rogers has reached commercial agreements for antenna tower and site sharing with several new entrants.

In February 2008, Industry Canada issued Responses to Questions for Clarification on the AWS Policy and Licencing Frameworks, which answered questions about the AWS spectrum auction and about tower sharing and roaming obligations of licencees. This was followed in February 2008 by revised conditions of licence which imposed those obligations on wireless carriers. The documents clarified that roaming must provide connectivity for digital voice and data services regardless of the spectrum band or underlying technology used. The policy does not require a host network carrier to provide a roamer with a service which that carrier does not provide to its own subscribers, nor to provide a roamer with a service, or level of service, which the roamer’s network carrier does not provide. The policy also does not require seamless communications hand-off between home and host networks.

Globalive Communications Corp. (“Globalive”) filed a complaint with the CRTC in October 2010 against Rogers and the chatr brand, claiming that Rogers was providing an undue preference to itself in providing our chatr brand with seamless handoff for roaming. This type of roaming was not mandated in the Industry Canada conditions of licence. The record of the proceeding closed late in November 2010, and the CRTC indicated that they would provide an interim or final decision on this matter within four months.

Basic Telecommunications Services and Other Matters Proceeding
In January 2010 in Telecom Notice of Consultation CRTC 2010-43, the Commission initiated a proceeding to re-examine the appropriateness of the existing forbearance framework for mobile wireless data services along with wireline issues described below in the section entitled “Basic Telecommunications Services and Other Matters Proceeding” under “Cable Regulation and Regulatory Developments”. The wireless issue was severed from the wireline issues and in a June 2010 Decision the Commission determined it will now apply existing Sections 24, 27(2), 27(3) and 27(4) of the Telecommunications Act to mobile data services. These services will also be subject to the Internet Traffic Management Practices (“ITMP”) framework established last year by the CRTC.

Federal Court Decision Overturning Governor in Council Decision That Ruled Globalive Eligible to Operate in Canada
On February 4, 2011, the Federal Court overturned the Governor in Council Decisive P.C 2009-2008 in which the Governor in Council had varied the CRTC Decision that ruled Globalive was in fact controlled by a non-Canadian and therefore ineligible to operate as a telecommunications common carrier by determining the opposite, that is, that Globalive was not controlled in fact buy a non-Canadian and this was eligible to operate as a telecommunications common carrier.  The Federal Court found that the Governor in Council Decision was based on errors of law and should be quashed.  The Court stayed its judgement for a period of 45 days to permit Globalive to pursue any appeals and remedies as may be available.  On February 15, 2011, Industry Canada Minister Clement announced the federal government’s intention to appeal this Court Decision.  On February 17, 2011, Globalive filed a Notice of Appeal with the Federal Court of Appeal and filed an application for an extension of the 45 day stay issued by the Federal Court.

CABLE REGULATION AND REGULATORY DEVELOPMENTS
Part II Fees
The CRTC collects two different types of fees from broadcast licencees, including Cable and Media, which are known as Part I and Part II fees. In October 2009, the Minister of Canadian Heritage and Official Languages announced that a settlement had been reached between the Government of Canada and members of the broadcasting industry. Under the terms of the settlement, the government agreed to forgive the amounts otherwise owing to it from the industry under the Part II fee regime in November 2007, 2008 and 2009. On a going forward basis, the Government of Canada agreed to recommend to the CRTC that it amend the Part II fee regulation in order to cap the annual fee at $100 million per year (with indexed CPI increases annually) commencing in November 2010. Each broadcasting licencee will pay its share of the capped fee based on its percentage of revenue share across all broadcasting licencees. The new rate is equal to approximately two-thirds the old rate. In Broadcasting Regulatory Policy CRTC 2010-476, released in July 2010, the CRTC announced that, with Treasury Board’s approval, it has amended the Broadcasting Licence Fee Regulations, 1997 relating to Part II licence fees in the manner proposed by the government recommendation described above. The new regulations applied to 2010 Part II fees.

As a result, during the fourth quarter of 2009, Cable and Media recorded recoveries in operating, general and administrative expenses of approximately $60 million and $19 million, respectively, for CRTC

Part II fees covering periods from September 1, 2006 to August 31, 2009. For the year ended December 31, 2009, Cable and Media recorded recoveries in operating, general and administrative expenses of approximately $46 million and $15 million, respectively, for the reversal of Part II fees for the period from September 1, 2006 to December 31, 2008. The remaining $18 million was related to the period from January 1, 2009 to August 31, 2009, and was recorded as a credit within adjusted operating profit.

New Media Proceeding Follow-up
In June 2009, the CRTC released its decision on its new media proceeding. In that Decision, the CRTC rejected the notion of a tax on ISP revenues to fund Canadian ‘webisodes’. Based on conflicting legal opinions filed in the proceeding, the decision determined that the CRTC would refer to the Federal Court of Appeal the question of whether an ISP, when it distributes broadcasting, is subject to the Broadcasting Act. The Court released its Decision in July 2010 ruling that ISPs do not act as broadcasters by offering connectivity to television and movie websites. Therefore the Court concluded they cannot be regulated under the Broadcasting Act.

Review of Broadcasting Regulations including Fee-for-Carriage and Distant Signal Fees
In March 2010, in Broadcasting Decision 2010-167, the CRTC made the determination to implement a “value for signal” (“VFS”) regime that is similar to the U.S. “retransmission consent regime”. Since the CRTC received conflicting legal opinions as to whether it has the authority to implement such a regime, it has asked the Federal Court of Appeal for a ruling on an expedited basis. The Federal Court heard parties’ arguments in mid-September and a decision is pending. Implementation of the regime is on hold pending the ruling.

Under this VFS regime, the proposed market-based negotiations will apply only to licencees of private local TV stations, thus excluding the CBC. Broadcasters will choose on a station-by-station basis whether to: (1) negotiate with broadcasting distribution undertakings (“BDU”s) for the value of their signals; or (2) continue under the existing regulatory framework. This choice will be valid for a fixed term of three years. Those who choose negotiation would forego: (i) mandatory distribution; (ii) priority channel placement; and (iii) simultaneous substitution. However, if unsuccessful after the CRTC-imposed timeline for negotiations, broadcasters can require a distributor to blackout their signal and the programs they have purchased the rights to that are airing on U.S. (i.e. NBC, CBS, FOX and ABC) or other Canadian services. Negotiated compensation could be cash or a combination of cash and other consideration (e.g. channel placement, promotion, marketing). The CRTC will only arbitrate should both parties request it.

In March 2010, the CRTC also released its report requested in the fall of 2009 by the Government of Canada Order-in-Council through the Minister of Canadian Heritage and Official Languages on the implications of implementing a compensation regime for the value of local television signals, more commonly known as fee-for-carriage. The report simply referred to the conclusions and policy laid out in Decision 2010-167 in regard to the impact of any VFS regime on the various sectors of the communications industry.

The Report did recommend that the Government amend the Canadian Radio-television and Telecommunications Commission Act to clarify that the Commission has the power to award interim or final costs and incidentals to participants representing the views of consumers in broadcasting proceedings before it. The report also recommended that the Government issue an Order in Council enjoining the CRTC to seek establishment by BDUs of an independent self-regulatory body to address complaints regarding broadcasting distribution services, and that this self-regulatory body work with the Commissioner for Complaints for Telecommunications Services to provide consumers with a single point of contact for consumer complaints. Finally, the report made a number of recommendations regarding government funding of

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consumer subsidies for set-top boxes and of an education campaign regarding the digital transition. There is no certainty of implementation of these recommendations.

Third Party ISP Access to Cable Plant
In August 2010, the CRTC released Decision 2010-632 addressing Internet wholesale services for both ILECs and cable companies, thereby concluding the proceeding initiated by Telecom Notice of Consultation 2009-261. The Commission denied the request from ISPs that the cable industry should be mandated to extend its current regulated Third Party Internet Access service to provide dedicated channels to third parties. The Decision generally maintained the regulated access rules and arrangements in place since 2000.

CRTC Review of Wholesale Internet Service Pricing and Usage-based Billing
In February 2011, the CRTC initiated a proceeding to review its previous decisions on the pricing of wholesale Internet services whereby reselling ISPs would be subject to additional charges when their end-users exceeded specific bandwidth caps. Final comments are due by April 29, 2011, after which a decision will be made as to whether an online consultation and/or oral public hearing is required as part of further processes on this matter.

Basic Telecommunications Services and Other Matters Proceeding
In January 2010, in Telecom Notice of Consultation CRTC 2010-43, the Commission initiated a proceeding to review issues associated with access to basic telecommunications services, including the obligation to serve, the basic service objective, and local service subsidy. This proceeding also re-examined the local competition and wireless number portability frameworks in the territories of the small incumbent local exchange carriers. The proceeding included a public consultation, which took place during the fall. A decision is expected in the first half of 2011.

MEDIA REGULATION AND REGULATORY DEVELOPMENTS
Commercial Radio Copyright Tariffs
The Copyright Board released its consolidated radio copyright tariff decision in July 2010. The Board certified a single tariff for commercial radio valued at a total of 8.95% of revenue. This represents an increase of 1.65 basis points from the previous marginal rate of 7.3% of revenue.

Licence Renewals
In December 2010, the CRTC announced its proceeding to consider the group-based (conventional and discretionary specialty) licence renewal applications of major media companies including Rogers Media. This represents the first time the CRTC will impose licence commitments relating to Canadian program expenditures and exhibition on a group basis. The Rogers group will include the OMNI and Citytv conventional television stations and specialty services G4 Canada, Outdoor Life Network and The Biography Channel (Canada). The hearing will be held in April 2011.

COMPETITION IN OUR BUSINESSES
We currently face significant competition in each of our primary Wireless, Cable and Media businesses from entities providing substantially similar services. Each of our segments also faces competition from entities utilizing alternative communications and transmission technologies and may face competition from other technologies being developed or to be developed in the future. Below is a discussion of the specific competition facing each of our Wireless, Cable and Media businesses.

Wireless Competition
At December 31, 2010, the highly competitive Canadian wireless industry had approximately 25 million subscribers. Competition for wireless subscribers is based on price, quality of service, scope of services, service coverage, sophistication of wireless technology, breadth of distribution, selection of devices, brand and marketing. Wireless also competes with its rivals for dealers and retail distribution outlets.

In the wireless voice and data market, Wireless competes primarily with two other national wireless service providers, the new entrants described further below, and two large regional players, resellers such as Primus, and other emerging providers using alternative wireless technologies, such as WiFi “hotspots”. Wireless messaging (or one-way paging) also competes with a number of local and national paging providers, and potential users of wireless voice and data systems may find their communications needs satisfied by other current or development technologies, such as WiFi “hotspots” or trunk radio systems, which have the technical capability to handle mobile telephone calls.

Through the 2008 auction, six new entrants acquired substantial regional holdings of AWS spectrum, and several much smaller companies acquired small amounts of spectrum in generally rural locations. Globalive Wireless Management Corp. under the brand name WIND, launched service in December 2009 in Toronto and Calgary with expansion to Vancouver, Ottawa, Edmonton and Hamilton in 2010. Quebecor Media Inc. launched service in Quebec in August 2010. Public Mobile Canada Inc. launched service in the Toronto-Montreal corridor in early 2010 in Ontario and Quebec. DAVE Wireless Inc., under the brand name Mobilicity, launched in Toronto in the spring of 2010 with subsequent expansion in Vancouver, Ottawa and Edmonton later in 2010. In January 2011, Shaw Communications Inc. announced plans to launch wireless service in Western Canada early in 2012. Bragg Communications Inc. has made no announcements. New entrants could also partner with one another or other competitors providing greater competition to Wireless in more than one region or on a national scale.

In November 2009, Bell Canada and TELUS each launched service over their joint HSPA networks, overlaid on their CDMA/EVDO based wireless networks. Until this time, Rogers Wireless was the only carrier in Canada operating on the world standard GSM/GPRS/EDGE/HSPA technology. The Bell Canada and TELUS HSPA launches enabled these companies to provide a wider selection of wireless devices, and to compete for HSPA roaming revenues which are expected to grow over time as HSPA becomes more widely deployed around the world, both of which will increase competition at Wireless.

Cable Competition
Canadian cable television systems generally face competition from several alternative Canadian multi-channel broadcasting distribution undertakings (including Bell TV (previously Bell ExpressVu) and Star Choice satellite services and telephone company IP TV services), and satellite master antenna television, as well as from the direct reception by antenna of over-the-air local and regional broadcast television signals. They also face competition from illegal reception of U.S. direct broadcast satellite services. In addition and importantly, the availability of television shows and movies streaming over the Internet has become a direct competitor to Canadian cable television systems.

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Cable’s Internet access services compete generally with a number of other ISPs offering competing residential and commercial dial-up and high-speed Internet access services. Rogers Hi-Speed Internet services, where available, compete directly with Bell’s DSL Internet service in the Internet market in Ontario, with the DSL Internet services of Bell Aliant in New Brunswick and Newfoundland and Labrador and various DSL resellers in local markets.

Cable’s Home Phone services compete with Bell’s wireline phone service in Ontario and with Bell Aliant’s wireline phone service in New Brunswick and Newfoundland and Labrador. In addition, Rogers Home Phone service competes with ILEC local loop resellers (such as Primus) as well as VoIP service providers (such as Vonage and Primus) riding over the services of ISPs.

Rogers Retail competes with other wireless dealers and DVD and video game sales and rental store chains, as well as individually owned and operated outlets and, more recently, on-line-based subscription rental services and illegally downloaded content as well as distributors of copied DVDs. Competition is principally based on location, price and availability of titles.

One of the biggest forces of change in the telecommunications industry is substitution of the traditional wireline video, voice and data services by new technologies. Internet delivery is increasingly becoming a direct threat to voice and video service delivery. Younger generations increasingly use the Internet as a substitute for traditional wireline telephone and television services. The use of mobile phones among younger generations has resulted in some abandonment of wireline telephone service. Wireless-only households are increasing although the vast majority of homes today continue to use standard home telephone service. In addition, wireless Internet service is increasing in popularity.

Media Competition
Rogers’ radio stations compete with the other stations in their respective markets as well as with other media, such as newspapers, magazines, television, outdoor advertising and the Internet. Competition within the radio broadcasting industry occurs primarily in individual market areas, amongst individual stations. On a national level, Media’s radio division competes generally with other larger radio operators, which own and operate radio station clusters in markets across Canada. New technologies, such as on-line web information services, music downloading, MP3 players and on-line music streaming services, provide competition for radio stations’ audience share.

The Shopping Channel competes with various retail stores, catalogue retailers, Internet retailers and direct mail retailers for sales of its products. On a broadcasting level, The Shopping Channel competes with other television channels for channel placement, viewer attention and loyalty, and particularly with infomercials selling products on television.

The Canadian magazine industry is highly competitive, competing for both readers and advertisers. This competition comes from other Canadian magazines and from foreign, mostly U.S. titles that sell in significant quantities in Canada. On-line information and entertainment websites compete with the Canadian magazine publications for readership and revenue.

Rogers’ conventional television and specialty services compete principally for viewers and advertisers with other Canadian television stations that broadcast in their local markets, specialty channels and increasingly with other distant Canadian signals and U.S. border stations given the time-shifting capacity available to digital subscribers. Internet information and entertainment and video downloading also represent competition for share of viewership.

Sports Entertainment competes principally for audiences with other Major League Baseball teams and other professional sports, while Rogers Centre competes with other local sporting and special event venues.

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESSES
Our business is subject to risks and uncertainties that could result in a material adverse effect on our business and financial results. The strategies to mitigate risks are the responsibility of many levels of the organization to ensure that an appropriate balance is maintained between seizing new opportunities and managing risk. Our culture and policies support the requirement for risk management.

Our Board is responsible, in its governance role, for overseeing management in its responsibility for identifying the principal risks of our businesses and the implementation of appropriate risk assessment processes to manage these risks. The Audit Committee supports the Board through its responsibility to discuss policies with respect to risk assessment and risk management. In addition, it is responsible for assisting the Board in the oversight of compliance with legal and regulatory requirements. The Audit Committee also reviews with senior management the adequacy of the internal controls that we have adopted to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies.

Our Enterprise Risk Management Group supports the Audit Committee and the Board’s responsibility for risk by facilitating Strategic Risk Assessments. In addition, our Internal Audit Group conducts a fraud risk assessment to identify those areas in which significant financial statement fraud could occur and ensure that any identified fraud risks of this nature are mitigated by documented and verified controls. While having an Enterprise Risk Management methodology enables a consistent and measurable approach to risk management, at Rogers we also rely on the expertise of our management and employees to identify risks and opportunities as well as implementing risk mitigation strategies as required.

A discussion of the risks and uncertainties to us and our subsidiaries, as well as a discussion of the specific risks and uncertainties associated with each of our businesses, is presented below.

RISKS AND UNCERTAINTIES APPLICABLE TO RCI AND OUR SUBSIDIARIES
We Face Substantial Competition.
The competition facing our businesses is described in the section entitled “Competition in our Businesses”. There can be no assurance that our current or future competitors will not provide services superior to those we provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter the market in which we operate, or introduce competing services. Any of these factors could reduce our market share or decrease our revenue or increase churn. Wireless anticipates some ongoing re-pricing of the existing subscriber base as lower pricing offered to attract new customers is extended to or requested by existing customers. As wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenues than those generated from existing customers, which could slow revenue growth.

In addition, the CRTC Broadcasting Distribution Regulations do not allow Cable or its competitors to obtain exclusive contracts in buildings where it is technically feasible to install two or more systems.

We Are Controlled by One Shareholder.
Prior to his death in December 2008, Edward S. “Ted” Rogers controlled RCI through his ownership of voting shares of a private holding company. Under his estate arrangements, the voting shares of that company, and consequently voting control of RCI and its subsidiaries, passed to the Rogers Control Trust, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late Mr. Rogers are beneficiaries. As of December 31, 2010,

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private Rogers family holding companies controlled by the Rogers Control Trust together owned approximately 90.9% of the outstanding RCI Class A Voting Shares, which class is the only class of issued shares carrying the right to vote in all circumstances, and approximately 9.0% of the RCI Class B Non-Voting Shares. Accordingly, the Rogers Control Trust is able to elect all of our Board of Directors and to control the vote on matters submitted to a vote of our shareholders. See the section entitled “Outstanding Shares and Main Shareholder” in RCI’s Information Circular.

The Rogers Control Trust holds voting control of the Rogers group of companies for the benefit of successive generations of the Rogers family and deals with RCI on the company’s long-term strategy and direction.

The Rogers Control Trust satisfies the Canadian ownership and control requirements that apply to RCI and its regulated subsidiaries, and RCI made all necessary filings relating to the Trust with the relevant Canadian regulatory authorities in March 2010.

Our Holding Company Structure May Limit Our Ability to Meet Our Financial Obligations.
As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, rental payments, cash dividends and other payments from our subsidiaries together with proceeds raised by us through the issuance of equity and debt and from the sale of assets.

Substantially all of our business activities are operated by our subsidiaries. All of our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to us whether by dividends, interest payments, flexibility loans, advances or other payments, subject to payment arrangements on intercompany advances. In addition, the payment of dividends and the making of loans, advances and other payments to us by these subsidiaries are subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various businesses and other considerations.

Changes in Government Regulations Could Adversely Affect Our Results of Operations in Wireless, Cable and Media.
As described in the section of this MD&A entitled “Government Regulation and Regulatory Developments”, substantially all of our business activities are regulated by Industry Canada and/or the CRTC, and accordingly our results of operations on a consolidated basis could be adversely affected by changes in regulations and by the decisions of these regulators. This regulation relates to, among other things, licencing, competition, the cable television programming services that we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our network by third parties, resale of our networks and roaming on to our networks, our operation and ownership of communications systems and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cyber-crime and lawful access. Our cable, wireless and broadcasting licences may not generally be transferred without regulatory approval.

Generally, our licences are granted for a specified term and are subject to conditions on the maintenance of these licences. These licencing conditions may be modified at any time by the regulators. The regulators may decide not to renew a licence when it expires and any failure by us to comply with the conditions on the maintenance of a licence could result in a revocation or forfeiture of any of our licences or the imposition of fines.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. However, if these requirements are violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of a licence.

We May Engage in Unsuccessful Acquisitions or Divestitures.
Acquisitions of complementary businesses and technologies, development of strategic alliances and divestitures of portions of our business are a part of our overall business strategy. Services, technologies, key personnel or businesses of acquired companies may not be effectively assimilated into our business or service offerings and our alliances may not be successful. We may not be able to successfully complete any divestitures on satisfactory terms, if at all. Divestitures may result in a reduction in our total revenues and net income.

We Have Substantial Debt and Interest Payment Requirements that May Restrict our Future Operations and Impair our Ability to Meet our Financial Obligations.
Our substantial debt may have important consequences. For instance, it could:

•    Make it more difficult for us to satisfy our financial obligations;

•    Require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which would reduce funds available for other business purposes;

•    Increase our vulnerability to general adverse economic and industry conditions;

•    Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•    Place us at a competitive disadvantage compared to some of our competitors that have less financial leverage; and

•    Limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our obligations depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

We Are Subject to Various Risks from Competing Technologies.
There are several technologies that may impact the way in which our services are delivered. These technologies include broadband, IP-based voice, data and video delivery services, the mass market deployment of optical fibre technologies to the residential and business markets, the deployment of broadband wireless access, and wireless services using radio frequency spectrum to which we may have limited access. These technologies may result in significantly different cost structures for the users of the technologies, and may consequently affect the long-term viability of certain of our currently deployed technologies. Some of these new technologies may allow competitors to enter our markets with similar products or services that may have lower cost structures. Some of these competitors may be larger with more access to financial resources than we have.

We May Fail to Achieve Expected Revenue Growth from New and Advanced Services.
We expect that a substantial portion of our future revenue growth will be achieved from new and advanced services. Accordingly, we have invested and continue to invest significant capital resources in the development of our networks in order to offer these services.

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However, there may not be sufficient consumer demand for these new and advanced services. Alternatively, we may fail to anticipate or satisfy demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. The failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for products and services, would slow revenue growth, increase churn and could have a materially adverse effect on our business, results of operations and financial condition.

We Are Highly Dependent Upon our Information Technology Systems and the Inability to Enhance our Systems or Prevent a Security Breach (Data or System) or Disaster Could Have an Adverse Impact on our Financial Results and Operations.
The day-to-day operations of our businesses are highly dependent on their information technology systems. An inability to enhance information technology systems to accommodate additional customer growth and support new products and services could have an adverse impact on our ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber invoices, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position.

In addition, we use industry standard network and information technology security, survivability and disaster recovery practices. Our ongoing success is in part dependent on the protection of our corporate business sensitive data including our customers’ as well as employees’ personal information. This information is considered company intellectual property and it needs to be protected from unauthorized access and compromise for which we rely on policies and procedures as well as IT systems. Failure to secure our data and the privacy of our customer information may result in non-compliance with regulatory standards, may lead to negative publicity, litigation and reputation damage, any of which may result in customer losses, financial losses and an erosion of public confidence.

A portion of our employees and critical elements of the network infrastructure and information technology systems are located at our corporate offices in Toronto, Ontario, and Brampton, Ontario, as well as an operations facility in Markham, Ontario. In the event that we cannot access these facilities, as a result of a natural or manmade disaster or otherwise, operations may be significantly affected and may result in a condition that is beyond the scope of our ability to recover without significant service interruption and commensurate revenue and customer loss.

We Are Reliant on Third Party Service Providers Through Outsourcing Arrangements.
Through outsourcing arrangements, third parties provide certain essential components of our business operations to our employees and customers, including payroll, call centre support, installation and service technicians, certain information technology functions, and invoice printing. Interruptions in these services can adversely affect our ability to provide services to our customers.

We Are Heavily Involved in Operational Convergence.
In an effort to more efficiently serve our customer base, there is an ongoing emphasis on convergence of our wireless and cable operations, including organization structure and network platforms. We have also commenced an enterprise-wide billing and business support system initiative. In the event that implementation of our convergence plans lead to operational problems or unforeseen delays are incurred, operational efficiencies may not be achieved and service impairment may result in loss of revenue and customers.

Our Businesses Are Complex.
Our businesses, technologies, processes and systems are operationally complex. A failure to execute properly may lead to negative customer experiences, resulting in increased churn and loss of revenue.

We Are Subject to General Economic Conditions.
Our businesses are affected by general economic conditions, consumer confidence and spending. Recessions or declines in economic activity or economic uncertainty generally cause an erosion of consumer and business confidence and may materially reduce discretionary consumer spending. Any reduction in discretionary spending by consumers and businesses or weak economic conditions may materially negatively affect us through decreased demand for our products and services including decreased advertising, decreased revenue and profitability, higher churn and higher bad debt expense.

Poor economic conditions may also have an impact on our pension plans as there is no assurance that the plans will be able to earn the assumed rate of return. As well, market-driven changes may result in changes in the discount rates and other variables which would result in Rogers being required to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

Network Failures Could Reduce Revenue and Impact Customer Service.
The failure of our networks or key network components could, in some circumstances, result in an indefinite loss of service for our customers and could adversely impact our financial results and position. In addition, we rely on business partners to carry certain of our customers’ traffic. The failure of one of these carriers might also cause an interruption in service for our customers that would last until we could reroute the traffic to an alternative carrier.

We Are and Will Continue to Be Involved in Litigation.
In August 2008, a proceeding was commenced in Ontario pursuant to that province’s Class Proceedings Act, 1992 against Cable and other providers of communications services in Canada. The proceedings involve allegations of, among other things, false, misleading and deceptive advertising relating to charges for long-distance telephone usage. The plaintiffs are seeking $20 million in general damages and punitive damages of $5 million. The plaintiffs intend to seek an order certifying the proceedings as a class action. Any potential liability is not yet determinable.

In June 2008, a proceeding was commenced in Saskatchewan under that province’s Class Actions Act against providers of wireless communications services in Canada. The proceeding involves allegations of, among other things, breach of contract, misrepresentation and false advertising in relation to the 911 fee charged by us and the other wireless communication providers in Canada. The plaintiffs are seeking unquantified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. Any potential liability is not yet determinable.

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. In September 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action. The “opt-in” nature of the class was later confirmed by the Saskatchewan Court of Appeal. As a national, “opt-in” class action, affected customers outside Saskatchewan have to take specific steps to participate in the proceeding. In February 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted and the Saskatchewan Court directed that its order in respect of the certification of the action would exclude from the class of plaintiffs those customers who are bound by an arbitration clause.

In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. This second proceeding was ordered conditionally stayed in December 2009 on the basis that it was an abuse of process.

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Our appeal of the 2007 certification decision was heard in December 2010 and we await the decision. We have not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated. If the ultimate resolution of this action differs from our assessment and assumptions, a material adjustment to our financial position and results of operations could result.

We believe that we have adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and future income tax assets and liabilities, and could, in certain circumstances, result in assessment of interest and penalties.

There exist certain other claims and potential claims against us, none of which is expected to have a materially adverse effect on our consolidated financial position.

Tariff Increases Could Adversely Affect Results of Operations.
Copyright tariff pressures continue to affect our services. If fees were to increase, such increases could adversely affect our results of operations.

RISKS AND UNCERTAINTIES SPECIFIC TO WIRELESS
Spectrum Fees May Increase With the Renewal of Cellular and  PCS Spectrum Licences.
In November 2010, the Minister of Industry announced that Industry Canada would freeze the spectrum fees at current levels for cellular and PCS spectrum due for renewal in March 2011. The duration of the freeze is not known. It also remains unknown at this point whether Industry Canada will apply any spectrum fees related to the 2001 PCS Auction spectrum licences that expire in June 2011 or maintain the status quo. Changes to spectrum fees could significantly increase Rogers’ payments and as a result, could materially reduce our operating profit. The timing of fee increases (if any) are unknown but increases may impact our current accounting policies under which the spectrum licences are treated as an indefinite life intangible asset and are not amortized.

There Is No Guarantee that Wireless’ Service Revenue Will Exceed Increased Handset Subsidies.
Wireless’ business model, as is generally the case for other North American wireless carriers, is substantially based on subsidizing the cost of the handset to the customer to reduce the barrier to entry, while in return requiring a term commitment from the customer. For certain handsets and smartphone devices, Wireless will commit with the supplier to a minimum subsidy. Wireless’ business could be materially adversely affected if by virtue of law or regulation or negative customer behaviour, Wireless was unable, or was significantly restricted in its ability, to require term commitments or early cancellation fees from its customers or did not receive the service revenues that it anticipated from the customer commitment.

The National Wireless Tower Policy Could Increase Wireless’ Costs or Delay the Expansion of Wireless’ Networks.
In June 2007, Industry Canada released a new Tower Policy (CPC-2-0-03) outlining a new antenna siting policy that took effect on January 1, 2008. The new policy affects all parties that plan to install or modify an antenna system, including PCS, cellular and broadcasting service providers. Among other things, the policy requires that antenna proponents must consider the use of existing antenna structures before proposing new structures and owners of existing systems must respond to sharing requests. Antenna proponents must also undertake public notification using defined processes and must address local requirements and concerns. Certain types of antenna installations are excluded from the requirement to consult with local authorities and the public.

Foreign Ownership Changes Could Increase Competition.
Wireless could face increased competition if there is a removal of the limits on foreign ownership and control of wireless licences or a relaxation of the limits, such as seen with the approval of Globalive to operate with its current ownership structure. Legislative action to remove or relax these limits can result in foreign telecommunication companies entering the Canadian wireless communications market, through the acquisition of either wireless licences or of a holder of wireless licences. The entry into the market of such companies with significantly greater capital resources than Wireless could reduce Wireless’ market share and cause Wireless’ revenues to decrease significantly. See the section entitled “Restrictions on Non-Canadian Ownership and Control” under “Government Regulation and Regulatory Developments”.

Wireless is Dependent on Certain Key Infrastructure and Handset Vendors, Which Could Impact the Quality of Wireless’ Services or Impede Network Development and Expansion.
Wireless has relationships with a small number of essential network infrastructure and handset vendors, over which it has no operational or financial control and only limited influence in how the vendors conduct their businesses with Wireless. The failure of one of our network infrastructure suppliers could delay programs to provide additional network capacity or new capabilities and services across the business. Handsets and network infrastructure suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis or fail to develop and deliver handsets that satisfy Wireless’ customers’ demands, this could have a material adverse effect on Wireless’ business, financial condition and results of operations. Similarly, interruptions in the supply of equipment for our networks could impact the quality of Wireless’ service or impede network development and expansion.

Long-Distance Equal Access Could Increase Competition.
The CRTC’s three-year Work Plan continues to indicate their intent to review the issue of Long-Distance Equal Access for Wireless Carriers. If required, this may introduce additional competition in the provision of wireless long-distance thus impacting Wireless’ long-distance revenues.

Restrictions on the Use of Wireless Handsets While Driving May Reduce Subscriber Usage.
Most provincial government bodies have introduced and/or enacted legislation to restrict or prohibit wireless handset usage while driving while permitting hands-free usage. During 2010, Yukon, New Brunswick and Alberta passed legislation. The effective date for the latter two provinces has not been set, but is expected to be in mid-2011. The only Canadian jurisdictions currently not having this type of legislation are Nunavut and the Northwest Territories.

Some studies have indicated that certain aspects of using wireless handsets while driving may impair the attention of drivers in various circumstances, making accidents more likely. Laws prohibiting or restricting the use of wireless handsets while driving could have the effect of reducing subscriber usage, which could cause an adverse effect on Wireless’ business. Additionally, concerns over the use of wireless handsets while driving could lead to litigation relating to accidents, deaths or bodily injuries, which could also have an adverse effect on Wireless’ business.

Concerns About Radio Frequency Emissions May Adversely Affect  Our Business.
Occasionally, media and other reports have highlighted alleged links between radio frequency emissions from wireless handsets and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. While there are no definitive reports or studies stating that such health issues are

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directly attributable to radio frequency emissions, concerns over radio frequency emissions may discourage the use of wireless handsets or expose us to potential litigation. It is also possible that future regulatory actions may result in the imposition of more restrictive standards on radio frequency emissions from low powered devices, such as wireless handsets. Wireless is unable to predict the nature or extent of any such potential restrictions.

RISKS AND UNCERTAINTIES SPECIFIC TO CABLE
Changes in Technology Could Increase Competition.
Improvements in the quality of streaming video over the Internet coupled with increasing availability of television shows and movies on the Internet increases competition to Canadian cable television systems. If changes in technology are made to any alternative Canadian multi-channel broadcasting distribution system, competition with our cable services may increase. In addition, as improvements in technology are made with respect to wireless Internet, it increasingly becomes a substitute for the traditional high-speed Internet service.

Failure to Obtain Access to Support Structures and Municipal Rights of Way Could Increase Cable’s Costs and Adversely Affect Our Business.
Cable requires access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, Cable may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, the Supreme Court of Canada ruled in 2003 that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, Cable’s access to hydroelectric company poles is obtained pursuant to orders from the Ontario Energy Board and the New Brunswick Public Utilities Board.

If Cable is Unable to Develop or Acquire Advanced Encryption Technology to Prevent Unauthorized Access to Its Programming, Cable Could Experience a Decline in Revenues.
Cable utilizes encryption technology to protect its cable signals from unauthorized access and to control programming access based on subscription packages. There can be no assurance that Cable will be able to effectively prevent unauthorized decoding of signals in the future. If Cable is unable to control cable access with our encryption technology, Cable’s subscription levels for digital programming including, premium VOD and SVOD, as well as Rogers Retail rentals, may decline, which could result in a decline in Cable’s revenues.

Increasing Programming Costs Could Adversely Affect Cable’s  Results of Operations.
Cable’s single most significant purchasing commitment is the cost of acquiring programming. Programming costs have increased significantly in recent years, particularly in connection with the recent growth in subscriptions to digital specialty channels. Increasing programming costs within the industry could adversely affect Cable’s operating results if Cable is unable to pass such programming costs on to its subscribers.

Cable’s Business Telephony Operations are Highly Dependent on Facilities and Services of the ILECs.
Cable’s out-of-territory business telephony operations are highly dependent on the availability of facilities/services acquired from incumbent telecom operators, pursuant to CRTC rules. Changes to these rules could severely affect the cost of operating these businesses.

Over-the-Air Television Station Licence Renewals Could Adversely Affect Cable’s Results of Operations.
An imposition of a VFS regime would increase Rogers’ costs. See the section entitled “Review of Broadcasting Regulations including Fee-for-Carriage and Distant Signal Fees” under “Government Regulation and Regulatory Developments”.

RISKS AND UNCERTAINTIES SPECIFIC TO MEDIA
Pressures Regarding Channel Placement Could Negatively Impact the Tier Status of Certain of Media’s Channels.
Unfavourable channel placement could negatively affect the results of The Shopping Channel, Sportsnet, Sportsnet ONE, G4 Canada, The Biography Channel (Canada) and Outdoor Life Network.

A Loss in Media’s Leadership Position in Radio, Television or Magazine Readership Could Adversely Impact Media’s Sales Volumes and Advertising Rates.
It is well established that advertising dollars migrate to media properties that are leaders in their respective markets and categories when advertising budgets are tightened. Although most of Media’s radio, television and magazine properties are currently leaders in their respective markets, such leadership may not continue in the future. Advertisers base a substantial part of their purchasing decisions on statistics such as ratings and readership generated by industry associations and agencies. If Media’s radio and television ratings or magazine readership levels were to decrease substantially, Media’s advertising sales volumes and the rates which it charges advertisers could be adversely affected.

Changes in Technology Could Increase Competition.
The increasing utilization of PVRs could influence Media’s capability to generate television advertising revenues as viewers are provided with the opportunity to skip advertising aired on the television networks. The emergence of subscriber-based satellite and digital radio products could change radio audience listening habits and negatively impact the results of Media’s radio stations. Certain audiences are also migrating to the Internet as more video becomes available. In addition, as mandated by the CRTC, Canadian television signals are migrating to a strictly digital platform by August 31, 2011, which could impact Media’s ability to reach certain audiences.

An Increase in Paper Prices, Printing Costs or Postage Could Adversely Affect Media’s Results of Operations.
A significant portion of Publishing’s operating expenses consists of paper, printing and postage expenses. Paper is Publishing’s single largest raw material expense, representing approximately 8% of Publishing’s operating expenses in 2010. Publishing depends upon outside suppliers for all of its paper supplies, holds limited quantities of paper in stock itself, and is unable to control paper prices, which can fluctuate considerably. Moreover, Publishing is generally unable to pass paper cost increases on to customers. Printing costs represented approximately 13% of Publishing’s operating expenses in 2010. Publishing relies on third parties for all of its printing services. In addition, Publishing relies on the Canadian Postal Service to distribute a large percentage of its publications. Any disruption in printing or postage services could have a material impact on Media’s results of operations or financial condition. A material increase in paper prices, printing costs or postage expenses to Publishing could have a materially adverse effect on Media’s business, results of operations or financial condition.

Blue Jays Player Contract Activity Could Adversely Affect Media’s Results of Operations.
The addition of new players or the termination and release of Blue Jays player contracts before the end of the contract term could have an adverse effect on Media’s results.

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5. ACCOUNTING POLICIES AND NON-GAAP MEASURES

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES
We measure the success of our strategies using a number of key performance indicators, which are outlined below. The following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Subscriber Counts
We determine the number of subscribers to our services based on active subscribers. A wireless subscriber is represented by each identifiable telephone number. A cable subscriber is represented by a dwelling unit. In the case of multiple units in one dwelling, such as an apartment building, each tenant with cable service, whether invoiced individually or having services included in his or her rent, is counted as one subscriber. Commercial or institutional units, such as hospitals or hotels, are each considered to be one subscriber. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered to be deactivations in the period the services are discontinued. Wireless prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.

We report wireless subscribers in two categories: postpaid and prepaid. Postpaid includes voice-only subscribers, data-only subscribers, as well as subscribers with service plans integrating both voice and data, while prepaid includes voice-only subscribers.

Internet, Rogers Home Phone and RBS subscribers include only those subscribers with service installed, operating and on billing and excludes those subscribers who have subscribed to the service but for whom installation of the service was still pending.

Subscriber Churn
Subscriber churn is calculated on a monthly basis. For any particular month, subscriber churn for Wireless represents the number of subscribers deactivating in the month divided by the aggregate number of subscribers at the beginning of the month. When used or reported for a period greater than one month, subscriber churn represents the monthly average of the subscriber churn for the period.

Average Revenue Per User
ARPU is calculated on a monthly basis. For any particular month, ARPU represents monthly revenue divided by the average number of subscribers during the month. In the case of Wireless, ARPU represents monthly network revenue divided by the average number of subscribers during the month. ARPU, when used in connection with a particular type of subscriber, represents monthly revenue generated from those subscribers divided by the average number of those subscribers during the month. When used or reported for a period greater than one month, ARPU represents the monthly average of the ARPU calculations for the period. We believe ARPU helps to identify trends and to indicate whether we have been successful in attracting and retaining higher value subscribers.

Operating Expenses
Operating expenses are segregated into three categories for assessing business performance:

•    Cost of sales, which is comprised of wireless equipment costs, Rogers Retail merchandise and depreciation of Rogers Retail rental assets, as well as cost of goods sold by The Shopping Channel;

•    Sales and marketing expenses, which represent the costs to acquire new subscribers (other than those related to equipment), such as advertising, commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees, as well as direct overheads related to these activities and the costs of operating the Rogers Retail store locations; and

•    Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and service existing subscriber relationships, including retention costs, inter-carrier payments to roaming partners and long-distance carriers, network maintenance costs, programming related costs, the CRTC contribution levy, Internet and e-mail services and printing and production costs.

In the wireless and cable industries in Canada, the demand for services continues to grow and the variable costs, such as commissions paid for subscriber activations, as well as the fixed costs of acquiring new subscribers, are significant. Fluctuations in the number of activations of new subscribers from period-to-period and the seasonal nature of both wireless and cable subscriber additions result in fluctuations in sales and marketing expenses and accordingly, in the overall level of operating expenses. In our Media business, sales and marketing expenses may be significant to promote publishing, radio and television properties, which in turn attract advertisers, viewers, listeners and readers.

Operating Profit and Operating Profit Margin
We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include impairment losses on goodwill, intangible assets and other long-term assets, foreign exchange gains (losses), loss on repayment of long-term debt, debt issuance costs, change in fair value of derivative instruments, and other income. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by our peers and competitors as EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allows us to compare us to our peers and competitors who may have different capital or organizational structures. This measure is not a defined term under Canadian GAAP or U.S. GAAP.

We calculate operating profit margin by dividing operating profit by total revenue, except in the case of Wireless. For Wireless, operating profit margin is calculated by dividing operating profit by network revenue. Network revenue is used in the calculation, instead of total revenue, because network revenue better reflects Wireless’ core business activity of providing wireless services. Refer to the section entitled “Supplementary Information: Non-GAAP Calculations” for further details on this Wireless, Cable and Media calculation.

Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Income, and Adjusted Basic and Diluted Net Income Per Share
We have included certain non-GAAP financial measures that we believe provide useful information to management and readers of this MD&A in measuring our financial performance. These measures, which include adjusted operating profit, adjusted operating profit margin, adjusted net income and adjusted basic and diluted net income per share, do not have a standardized meaning under GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with GAAP. We define adjusted operating profit as operating profit less: (i) the impact of the one-time non-cash charge resulting from the introduction of a

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cash-settlement feature related to employee stock options; (ii) stock-based compensation expense (recovery); (iii) integration and restructuring expenses; (iv) the impact of a one-time charge resulting from the renegotiation of an Internet-related services agreement; (v) an adjustment for CRTC Part II fees related to prior periods; (vi) contract termination fees; (vii) settlement of pension obligations; and (viii) other items (net). In addition, adjusted net income and adjusted net income per share excludes debt issuance costs, loss on repayment of long-term debt, impairment losses on goodwill, intangible assets and other long-term assets, and the related income tax impacts of the above items.

We believe that these non-GAAP financial measures may provide for a more effective analysis of our operating performance. In addition, the items mentioned above could potentially distort the analysis of trends due to the fact that they are either volatile or unusual or non-recurring, can vary widely from company-to-company and can impair comparability. The exclusion of these items does not mean that they are unusual, infrequent or non-recurring.

We use these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate our performance from period-to-period and compare to forecasts on a consistent basis. We believe that these measures present trends that are useful in managing the business, and to investors and analysts in enabling them to assess the underlying changes in our business over time.

Adjusted operating profit and adjusted operating profit margins, which are reviewed regularly by management and our Board of Directors, are also useful in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows.

These non-GAAP measures should be viewed as a supplement to, and not a substitute for, our results of operations reported under Canadian and U.S. GAAP. A reconciliation of these non-GAAP financial measures to operating profit, net income and net income per share is included in the section entitled “Supplementary Information: Non-GAAP Calculations”.

Additions to PP&E
Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the communications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these expenditures. We focus more on managing additions to PP&E than we do on managing depreciation and amortization expense because additions to PP&E have a direct impact on our cash flow, whereas depreciation and amortization are non-cash accounting measures required under Canadian and U.S. GAAP.

The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provide a more accurate determination for period-to-period comparisons.

CRITICAL ACCOUNTING POLICIES
This MD&A has been prepared with reference to our 2010 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The Audit Committee of the Board reviews our accounting policies, reviews all quarterly and annual filings, and recommends approval of our annual financial statements to the Board. For a detailed discussion of our accounting policies, see Note 2 to the 2010 Audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us and critical accounting estimates are discussed in the sections “New Accounting Standards” and “Critical Accounting Estimates”, respectively.

Revenue Recognition
Revenue is categorized into the following types, the majority of which are recurring in nature on a monthly basis from ongoing relationships, contractual or otherwise, with our subscribers:

•    Monthly subscriber fees in connection with wireless and wireline services, cable, telephony, Internet services, rental of equipment, network services and media subscriptions are recorded as revenue on a pro rata basis as the service is provided;

•    Revenue from airtime, data services, roaming, long-distance and optional services, pay-per-use services, video rentals and other sales of products are recorded as revenue as the services or products are delivered;

•    Revenue from the sale of wireless and cable equipment is recorded when the equipment is delivered and accepted by the independent dealer or subscriber in the case of direct sales. Equipment subsidies related to new and existing subscribers are recorded as a reduction of equipment revenues;

•    Installation fees and activation fees charged to subscribers do not meet the criteria as a separate unit of accounting. As a result, in Wireless, these fees are recorded as part of equipment revenue and, in the case of Cable, are deferred and amortized over the related service period. The related service period for Cable ranges from 26 to 48 months, based on subscriber disconnects, transfers of service and moves. Incremental direct installation costs related to re-connects are deferred to the extent of deferred installation fees and amortized over the same period as these related installation fees. New connect installation costs are capitalized to PP&E and amortized over the useful life of the related assets;

•    Advertising revenue is recorded in the period the advertising airs on our radio or television stations, is featured in our publications, or is displayed on our digital properties;

•    Monthly subscription revenues received by television stations for subscriptions from cable and satellite providers are recorded in the month in which they are earned;

•    Blue Jays’ revenue from home game admission and concessions is recognized as the related games are played during the baseball regular season. Revenue from radio and television agreements is recorded at the time the related games are aired. The Blue Jays also receive revenue from the Major League Baseball Revenue Sharing Agreement, which distributes funds to and from member clubs, based on each club’s revenues. This revenue is recognized in the season in which it is earned, when the amount is estimable and collectibility is reasonably assured; and

•    Discounts provided to customers related to combined purchases of Wireless, Cable and Media products and services are charged directly to the revenue for the products and services to which they relate.

We offer certain products and services as part of multiple deliverable arrangements. We divide multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units is measured and allocated amongst the accounting units based upon their fair values and our relevant revenue recognition policies are applied to them. We recognize revenue once

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persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectibility is reasonably assured.

Unearned revenue includes subscriber deposits, installation fees and amounts received from subscribers related to services and subscriptions to be provided in future periods.

Subscriber Acquisition and Retention Costs
We operate within a highly competitive industry and generally incur significant costs to attract new subscribers and retain existing subscribers. All sales and marketing expenditures related to subscriber acquisitions, retention and contract renewals, such as commissions and the cost associated with the sale of customer premises equipment, are expensed as incurred.

A large percentage of the subscriber acquisition and retention costs, such as equipment subsidies and commissions, are variable in nature and directly related to the acquisition or renewal of a subscriber. In addition, subscriber acquisition and retention costs on a per-subscriber-acquired basis fluctuate based on the success of promotional activity and the seasonality of the business. Accordingly, if we experience significant growth in subscriber activations or renewals during a period, expenses for that period will increase.

Capitalization of Direct Labour and Overhead
During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expenses as incurred.

CRITICAL ACCOUNTING ESTIMATES
This MD&A has been prepared with reference to our 2010 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of assets, liabilities, revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates. We believe that the accounting estimates discussed below are critical to our business operations and an understanding of our results of operations or may involve additional management judgment due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts.

Determining the Fair Values of Assets Acquired and Liabilities Assumed
The determination of the fair values of the tangible and intangible assets acquired and the liabilities assumed in an acquisition involves considerable judgment. Among other things, the determination of these fair values involves the use of discounted cash flow analyses, estimated future margins, estimated future subscribers, estimated future royalty rates and the use of information available in the financial markets. Refer to Note 4 of the 2010 Audited Consolidated Financial Statements for acquisitions made during 2010. Should actual rates, cash flows, costs and other items differ from our estimates, this may necessitate revisions to the carrying value of the related assets and liabilities acquired, including revisions that may impact net income in future periods.

Useful Lives of PP&E
We depreciate the cost of PP&E over their respective estimated useful lives. These estimates of useful lives involve considerable judgment. In determining the estimates of these useful lives, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets. On an annual basis, we re-assess our existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than anticipated, we might have to reduce the estimated life of PP&E, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value of PP&E.

Capitalization of Direct Labour and Overhead
Certain direct labour and indirect costs associated with the acquisition, construction, development or betterment of our networks are capitalized to PP&E. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a rate per hour. Although interest costs are permitted to be capitalized during construction under Canadian GAAP, it is our policy not to capitalize interest.

Accrued Liabilities
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of accrued liabilities at the date of the financial statements and the reported amounts expensed during the year. Actual results could differ from those estimates.

Amortization of Intangible Assets
We amortize the cost of finite-lived intangible assets over their estimated useful lives. These estimates of useful lives involve considerable judgment. During 2004 and 2005, the acquisitions of Fido, Call-Net, the minority interests in Wireless and Sportsnet, together with the consolidation of the Blue Jays, as well as the acquisitions of Futureway and Citytv in 2007, Aurora Cable and channel m in 2008, K-Rock and Outdoor Life Network in 2009, and Blink, Cityfone, Kincardine and BV! Media in 2010, resulted in significant increases to our intangible asset balances. Judgment is also involved in determining that spectrum and broadcast licences have indefinite lives, and are therefore not amortized.

The determination of the estimated useful lives of brand names involves historical experience, marketing considerations and the nature of the industries in which we operate. The useful lives of subscriber bases are based on the historical churn rates of the underlying subscribers and judgments as to the applicability of these rates going forward. The useful lives of roaming agreements are based on estimates of the useful lives of the related network equipment. The useful lives of wholesale agreements and dealer networks are based on the underlying contractual lives. The useful life of the marketing agreement is based on historical customer lives. The determination of the estimated useful lives of intangible assets impacts amortization expense in the current period as well as future periods. The impact on net income on a full-year basis of changing the useful lives of the finite-lived intangible assets by one year is shown in the chart below.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Impact of Changes in Estimated Useful Lives

	Amortization	Increase in Net Income	Decrease in Net Income
(In millions of dollars)	Period	if Life Increased by 1 year	if Life Decreased by 1 year
Brand names	5–20 years	$1	$(1)
Customer relationships	2–5 years	$5	$(10)
Roaming agreements	12 years	$3	$(4)
Marketing agreement	5 years	$2	$(3)

Impairment of Goodwill, Indefinite-Lived Intangible Assets and Long-Lived Assets
Indefinite-lived intangible assets, including goodwill and spectrum/broadcast licences, as well as long-lived assets, including PP&E and other intangible assets, are assessed for impairment on at least an annual basis or more often if events or circumstances warrant. These impairment tests involve the use of both undiscounted and discounted net cash flow analyses to assess the recoverability of the carrying value of these assets and the fair value of both indefinite-lived and long-lived assets, if applicable. These analyses involve estimates of future cash flows, estimated periods of use and applicable discount rates. During 2010, we recorded an impairment charge of $6 million related to a radio station licence, due to the weakening of advertising revenues in a local market. During 2009, we recorded an impairment charge of $18 million related to certain of our broadcast assets, due to the challenging economic conditions and weakening industry expectations in the conventional television business and a decline in advertising revenues.

Income Tax Estimates
We use judgment in the estimation of income taxes and future income tax assets and liabilities. In the preparation of our Consolidated Financial Statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This involves estimating actual current tax expense, together with assessing temporary differences that result from differing treatments in items for accounting purposes versus tax purposes, and in estimating the recoverability of the benefits arising from tax loss carryforwards. We are required to assess whether it is more likely than not that future income tax assets will be realized prior to the expiration of the related tax loss carryforwards. Judgment is required to determine if a valuation allowance is needed against either all or a portion of our future income tax assets. Various considerations are reflected in this judgment, including future profitability of related companies, tax planning strategies that are being implemented or could be implemented to recognize the benefits of these tax assets, as well as the expiration of the tax loss carryforwards. Judgments and estimates made to assess the tax treatment of items and the need for a valuation allowance impact the future income tax balances as well as net income through the current and future income tax provisions. As at December 31, 2010, and as detailed in Note 7 to the 2010 Audited Consolidated Financial Statements, we have non-capital income tax loss carryforwards of approximately $188 million. Our net future income tax liability, prior to valuation allowances, totals approximately $470 million at December 31, 2010 (2009 – liability of $125 million). The recorded valuation allowance of $47 million reduces future income tax assets to $323 million, which the Company believes it is more likely than not to realize.

Credit Spreads and the Impact on Fair Value of Derivatives
Rogers’ Derivatives are recorded using an estimated credit-adjusted mark-to-market valuation, which is determined by increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated Bond Spread for the relevant term and counterparty for each Derivative. In the case of Derivatives in an asset position (i.e., those Derivatives for which the counterparties owe Rogers), the Bond Spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. In the case of Derivatives in a liability position (i.e., those Derivatives for which Rogers owes the counterparties), Rogers’ Bond Spread is added to the risk-free discount rate. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties.

Pension Plans
When accounting for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations and the future performance of plan assets. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of pension accounting. This principle results in recognition of changes in benefit obligations and plan performance over the working lives of the employees receiving benefits under the plan. The primary assumptions and estimates include the discount rate, the expected return on plan assets and the rate of compensation increase. Changes to these primary assumptions and estimates would impact pension expense and the deferred pension asset. The current economic conditions may also have an impact on the pension plan of the Company as there is no assurance that the plan will be able to earn the assumed rate of return. As well, market-driven changes may result in changes in the discount rates and other variables which would result in the Company being required to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

During 2009, the Company made a lump-sum contribution of $61 million to its pension plans, following which the pension plans purchased $172 million of annuities from insurance companies for all employees in the pension plans who had retired as of January 1, 2009. The purchase of the annuities relieves the Company of primary responsibility for, and eliminates significant risk associated with, the accrued benefit obligation for the retired employees. The non-cash settlement loss arising from this transaction was $30 million and was recorded in the year ended December 31, 2009. The Company did not make any additional lump sum contributions to its pension plans in the year ended December 31, 2010.

The following table illustrates the increase (decrease) in the accrued benefit obligation and pension expense for changes in these primary assumptions and estimates:

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Impact of Changes in Pension-Related Assumptions

Accrued Benefit Obligation at		Pension Expense
(In millions of dollars)	End of Fiscal 2010	Fiscal 2010
Discount rate	5.60%	7.20%
Impact of: 1% increase	$(137)	$(15)
1% decrease	165	18
Rate of compensation increase	3.00%	3.00%
Impact of: 0.25% increase	$7	$1
0.25% decrease	(7)	(1)
Expected rate of return on assets	N/A	7.00%
Impact of: 1% increase	N/A	$(5)
1% decrease	N/A	5

Allowance for Doubtful Accounts
A significant portion of our revenue is earned from selling on credit to individual consumers and business customers. The allowance for doubtful accounts is calculated by taking into account factors such as our historical collection and write-off experience, the number of days the customer is past due and the status of the customer’s account with respect to whether or not the customer is continuing to receive service. As a result, fluctuations in the aging of subscriber accounts will directly impact the reported amount of bad debt expense. For example, events or circumstances that result in a deterioration in the aging of subscriber accounts will in turn increase the reported amount of bad debt expense. Conversely, as circumstances improve and customer accounts are adjusted and brought current, the reported bad debt expense will decline.

NEW ACCOUNTING STANDARDS
Business Combinations
In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”). CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, establishes standards for the preparation of consolidated financial statements. CICA 1602 establishes guidance for the treatment of non-controlling interests. These new standards are effective for our interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. We have chosen to adopt these three sections on January 1, 2010. CICA 1582 and CICA 1601 were applied prospectively, while the presentation requirements of CICA 1602 were applied retrospectively. The adoption of the standards had no material impact on previously reported amounts.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS
International Financial Reporting Standards (“IFRS”)
In February 2008, the Accounting Standards Board (“AcSB”) confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Our first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Starting in the first quarter of 2011, we will provide unaudited consolidated quarterly financial information in accordance with IFRS including comparative figures for 2010.

The table below illustrates key elements of our conversion plan, our major milestones and current status. Our conversion plan is organized in phases over time and by area. We have substantially completed all per our detailed project plan as follows:

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Activity	Milestones	Status
Financial reporting:
•    Assessment of accounting and reporting differences.

•    Selection of IFRS accounting policies and IFRS 1 elections.

•    Development of IFRS financial statement format, including disclosures.

•    Quantification of effects of conversion.

•    Senior management and Audit Committee sign-off for policy recommendations and IFRS 1 elections during 2009.

•    Senior management and Audit Committee sign-off on financial statement format during 2010.

•    Final quantification of estimated conversion effects on 2010 comparative period by Q1 2011.

•    Senior management and Audit Committee approval obtained for IFRS accounting policies and IFRS 1 elections.

•    Monitoring of impacts on policy recommendations of new or amended IFRS standards issued ongoing.

•    Preliminary IFRS financial statement format and disclosures drafted.

•    Expected impacts of conversion determined on opening balance sheet and 2010 comparative period completed.

Systems and processes:
•    Assessment of impact of changes on systems and processes.

•    Implementation of any system and process design changes including training appropriate personnel.

•    Documentation and testing of internal controls over new systems and processes.

• Systems, process and internal control changes implemented and training complete in time for parallel run in 2010. • Testing of internal controls for 2010 comparatives completed by Q1 2011.
•    Systems and process changes completed and operational for parallel run. Internal reporting changes complete.

•    Internal controls for impacted processes and transition updated and operational for parallel run.

•    Training on new systems, processes and internal controls completed.

Business:
•    Assessment of impacts on all areas of the business, including contractual arrangements and implement changes as necessary.

•    Communicate conversion plan and progress internally and externally.

	• Contracts updated/renegotiated by the end of 2010. • Communication at all levels throughout the conversion process.	• Assessment of impacts on other areas of the business completed. No significant impacts noted. • Communication is ongoing. • Training for employees on expected impacts completed.

We have allocated sufficient resources to our conversion project, which include certain full-time employees in addition to contributions by other employees on a part-time or as-needed basis. We have completed the delivery of training to all employees with responsibilities in the conversion process. As well, training for all other employees who will be impacted by our conversion to IFRS has been completed. Our training efforts have focused on updating those individuals whose roles and responsibilities are directly impacted by the changes being implemented and providing general training to employees on the impacts transition to IFRS will have on our business.

Although our IFRS accounting policies have been approved by senior management and the Audit Committee, such approval is contingent upon the realization of our expectations regarding the IFRS standards that will be effective at the time of transition. We are required to apply all IFRS standards that are effective at our first annual reporting date under IFRS, i.e. December 31, 2011. While the International Accounting Standards Board’s (“IASB”) most recent project plan does not anticipate any further changes to IFRS between now and December 31, 2011, the IASB may, at its discretion, implement changes to IFRS with an effective date of December 31, 2011 or earlier. Such changes, if implemented, could give rise to transitional adjustments that differ from those detailed below.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Impact of Conversion The table below summarizes our current estimated impact of conversion to IFRS on our key financial highlights for the year ended December 31, 2010.

Year ended December 31, 2010
(In millions of dollars, except per share amounts)	IFRS	Canadian GAAP	% Chg
Operating revenue	$12,142	$12,186	–
Operating profit(1)	4,531	4,552	–
Net income	1,502	1,528	(2)
Basic net income per share	$2.61	$2.65	(2)
Comprehensive income	$1,647	$1,729	(5)
As adjusted(2)
Operating profit(1)	$4,635	$4,653	–
Net income	1,703	1,707	–
Basic net income per share	$2.96	$2.96	–

December 31, 2010	IFRS	Canadian GAAP	% Chg
Total assets	$17,028	$17,330	(2)
Total liabilities	$13,268	$13,371	(1)
Shareholders’ equity	$3,760	$3,959	(5)

(1)	Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with both Canadian GAAP and IFRS.
(2)
The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) stock-based compensation expense (recovery); (ii) integration and restructuring expenses; (iii) other items (net); and (iv) in respect of net income and net income per share, loss on the repayment of long-term debt, debt issuance costs, impairment losses on goodwill, intangible assets and other long-term assets, and the related income tax impact of the above amounts, and for IFRS only, amortization of deferred transaction costs.

CHANGES IN ACCOUNTING POLICIES
As discussed above, the IASB, at its discretion, may issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are definitively known. Consequently, our analysis and estimates of changes and policy decisions have been made based on our current expectations regarding the accounting standards that we anticipate will be effective at the time of transition. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. See the section entitled “Caution Regarding Forward-Looking Statements, Risk and Assumptions”.

Set out below are the key areas where changes in accounting policies are expected to impact our consolidated financial statements. The individual amounts disclosed, which are only estimates based on current expectations, are on a pre-tax basis and the tax impact of all changes discussed on an overall basis. The list and comments should not be regarded as a complete list of estimated changes that will result from transition to IFRS and are intended to highlight those areas we currently believe to be most significant.

Share-Based Payments
Differences from existing Canadian GAAP: IFRS 2, Share-Based Payments, requires that cash-settled stock-based payments to employees be measured (both initially and at each reporting date) based on fair values of the awards, which are determined using an option pricing model. Canadian GAAP requires that such payments be measured based on intrinsic values of the awards, which are determined with reference to the market price of the Company’s underlying shares. This difference is expected to impact the accounting measurement of our stock-based payments, including our stock options, restricted share units and deferred share units.

Expected impact: Per the requirements of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), this adjustment will be recorded in opening retained earnings upon transition to IFRS. We expect the impact of the change at January 1, 2010 will be to decrease retained earnings by $15 million with a corresponding increase in liabilities, split between current ($9 million) and long-term ($6 million). Net income for the year ended December 31, 2010 is expected to decrease by $3 million.

Employee Benefits
Differences with existing Canadian GAAP: International Accounting Standard (“IAS”) 19, Employee Benefits (“IAS 19”), requires the past service cost element of defined benefit plans be expensed on an accelerated basis, with vested past service costs expensed immediately and unvested past service costs recognized on a straight-line basis until the benefits become vested. Under Canadian GAAP, past service costs are generally amortized on a straight-line basis over the estimated average remaining service period of active employees under the plan. All of the past service costs for our pension plan are vested; therefore, we expect that the impact of transition will result in a reduction of the opening pension asset balance equal to the amount of any previously unrecognized past service costs.

In addition, IAS 19 requires an entity to make an accounting policy choice regarding the treatment of actuarial gains and losses, subsequent to the transition date. We intend to adopt the option allowing the immediate recognition of actuarial gains and losses directly in equity, with no impact on profit or loss.

Furthermore, IAS 19 requires that the defined benefit obligation and plan assets be measured at the balance sheet date while Canadian GAAP allows the measurement date of the defined benefit obligation and plan assets to be up to three months prior to the date of the financial statements. Our current accounting policy is to measure the defined benefit obligation and plan assets at September 30.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Also, IAS 19 limits the amount that can be recognized as an asset on the statement of financial position to the present value of available contribution reductions or refunds plus unrecognized actuarial losses and unrecognized past service costs. This restriction is expected to apply to one of our pension plans at the date of transition further reducing the pension asset.

Expected impact: We expect the impact of these changes at January 1, 2010 will be to decrease retained earnings by $174 million offset by a decrease in other long-term assets of $121 million and an increase in other long-term liabilities of $53 million. Net income for the year ended December 31, 2010 is expected to increase by $5 million. Other comprehensive income for the year ended December 31, 2010 is expected to decrease by $80 million, due to actuarial losses being recognized.

Borrowing Costs
Differences from existing Canadian GAAP: IAS 23, Borrowing Costs (“IAS 23”), requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Under Canadian GAAP, we elected the accounting policy choice to expense these costs as incurred.

Expected impact: IFRS 1 provides an election that permits application of the requirements of IAS 23 prospectively from the date of transition, January 1, 2010; therefore there is no change to the opening IFRS balance sheet. We expect net income for the year ended December 31, 2010 will increase by $3 million.

Fixed Assets: Componentization
Differences from existing Canadian GAAP: IAS 16, Property, Plant and Equipment (“IAS 16”) requires an entity to identify the significant component parts of its items of PP&E and depreciate those parts over their respective useful lives. Canadian GAAP only requires componentization to the extent practicable. We have identified a small number of assets with significant component parts that were not depreciated separately under Canadian GAAP.

Expected impact: Per the requirements of IFRS 1, this adjustment will be recorded in opening retained earnings upon transition to IFRS. We expect the impact of the change at January 1, 2010 will be to decrease retained earnings by $11 million offset by a corresponding decrease in property, plant & equipment. Net income for the year ended December 31, 2010 is expected to decrease by $2 million.

Joint Ventures
Differences from existing Canadian GAAP: IAS 31, Interests in Joint Ventures (“IAS 31”), currently provides us with a policy choice to account for joint ventures using either proportionate consolidation or the equity method. The IASB is currently considering Exposure Draft 9, Joint Arrangements (“ED 9”), that is intended to modify IAS 31. The IASB has indicated that it expects to issue a new standard to replace IAS 31 in early 2011. Currently, under Canadian GAAP, we proportionately account for interests in joint ventures. ED 9 proposes to eliminate the option to proportionately consolidate such interests that exist in IAS 31, and require an entity to recognize its interest in a joint venture, using the equity method. Consequently, we expect to adopt the equity method upon transition to IFRS to minimize the impact of the new standard in the post transition period. The impact of using the equity method is anticipated to result in reductions of the opening balances for current assets, property, plant and equipment, intangible assets and current liabilities with an offsetting increase in investments, with no impact to the opening retained earnings balance.

In accordance with Canadian GAAP, the Company had previously recorded a deferred gain in relation to the contribution of certain assets to one of its joint ventures. The portion of this gain relating to the other venturer’s interest in the joint venture is being amortized to income over a seven-year period. Under IFRS, the Company would have recognized the portion of the gain relating to the other venturer’s interest in the joint venture fully into income at the time the contribution was made.

Expected impact: While the change from proportionate consolidation to equity accounting for the Company’s joint ventures will not impact opening retained earnings, nor will it impact net income, it is expected to decrease operating revenue by $41 million for the year ended December 31, 2010. The change is also expected to decrease operating profit and adjusted operating profit by $22 million for the year ended December 31, 2010. Also, the treatment of the deferred gain associated with the contribution of certain assets to one of the Company’s joint ventures is expected to result in an increase in retained earnings at January 1, 2010 of $15 million with an offsetting decrease to other long-term liabilities. As a result, net income is expected to decrease by approximately $4 million for the year ended December 31, 2010.

Financial Instruments: Transaction Costs
Differences from existing Canadian GAAP: IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), requires that transaction costs incurred upon initial acquisition of a financial instrument be deferred and amortized into profit and loss over the life of the instrument. Under Canadian GAAP these costs are recognized immediately in net income.

Expected impact: Per the requirements of IFRS 1, this adjustment will be recorded in opening retained earnings upon transition to IFRS. We expect the impact of the change at January 1, 2010 will be to increase retained earnings by $58 million with an offsetting decrease to long-term debt. Net income for the year ended December 31, 2010 is expected to decrease by $3 million.

Financial Instruments: Hedge Accounting
Differences from existing Canadian GAAP: When assessing hedge effectiveness under IAS 39, we will be required to include in the test the risk that the parties to the hedging instrument will default by failing to make payment. Under Canadian GAAP, we elected not to include credit risk in the hedge effectiveness tests. Upon transition to IFRS, we intend to continue to apply hedge accounting to all of our hedging arrangements for which Canadian GAAP hedge accounting is applied and that meet the IFRS hedge accounting criteria, including passing the revised effectiveness tests.

Expected impact: While the change will not impact overall shareholders’ equity, it is expected to increase retained earnings by $7 million and correspondingly decrease the hedging equity reserve by $7 million at January 1, 2010. Net income for the year ended December 31, 2010 is expected to decrease by $6 million. The change to net income is offset by a corresponding impact to other comprehensive income.

Customer Loyalty Programs
Differences from existing Canadian GAAP: IFRIC 13 Customer Loyalty Programmes (“IFRIC 13”) requires a revenue approach in accounting for customer loyalty programs. Canadian GAAP does not provide specific guidance on accounting for customer loyalty programs. For Canadian GAAP, we have adopted a liability approach for our customer loyalty program offered to Fido subscribers. The current policy is to classify the liability for loyalty points as an accrued liability on the balance sheet and to record the net cost of the program in equipment revenue. The liability is initially recorded at the face value of the loyalty awards granted and subsequently adjusted based on redemption rates. The application of IFRIC 13 is expected to result in a reclassification of revenue between the network (decrease) and equipment (increase) categories as well as a reclassification on the balance sheet for the deferred revenue balance from accrued liabilities to unearned revenue. Furthermore, we will also be required to defer a portion of the revenue for the initial sales transaction in which the awards are granted based on the fair value of the awards granted.

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Expected impact: Per the requirements of IFRS 1, this adjustment will be recorded in opening retained earnings upon transition to IFRS. We expect the impact of the change at January 1, 2010 will be to increase retained earnings by $4 million. Additionally, the liability balance will be reclassified to unearned revenue from accounts payable and accrued liabilities. Net income for the year ended December 31, 2010 is expected to decrease by $3 million.

Impairment of Assets
Differences from existing Canadian GAAP: IAS 36, Impairment of Assets (“IAS 36”), uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). Canadian GAAP however, uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values.

Additionally, under Canadian GAAP assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes. IFRS requires that assets be tested for impairment at the level of cash generating units, which is the lowest level of assets that generate largely independent cash inflows. This lower-level grouping could result in identification of impairment more frequently under IFRS, but of potentially smaller amounts.

However, with the exception of goodwill, any impairment losses may potentially be offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed. Canadian GAAP prohibits reversal of impairment losses.

Other impacts
Private investments: Under IFRS, the Company’s investments in equity instruments that do not have a quoted market price must be measured at fair value. Under Canadian GAAP, these instruments are measured at historical cost. The impact on transition is expected to increase the carrying value of investments by $1 million with a corresponding increase to the available-for-sale equity reserve. Comprehensive income for the year ended December 31, 2010 is expected to decrease by $2 million.

Deferred Income Tax: We have not identified any differences in the recognition and measurement of deferred income taxes under IFRS; however, we have determined the deferred tax impact of each of the above accounting changes. Per the requirements of IFRS 1, the deferred tax adjustment will be recorded in opening retained earnings upon transition to IFRS. We expect the impact of the change at January 1, 2010 will be to decrease the net deferred tax liability by $34 million. Income tax expense for the year ended December 31, 2010 is expected to increase by $2 million and income tax expense related to other comprehensive income for the year ended December 31, 2010 is expected to decrease by $20 million.

First-Time Adoption of International Financial Reporting Standards
Our adoption of IFRS will require the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. The following are the significant optional exemptions available under IFRS 1 that we expect to apply in preparing our first financial statements under IFRS.

Expected impact: Our impairment testing for the January 1, 2010 opening balance sheet under IFRS did not result in the recognition of any additional impairment losses or reversals of previously recorded impairment losses. Based on our impairment testing for the year ended December 31, 2010, we expect to recognize an additional $5 million impairment over the amount recognized under Canadian GAAP.

Provisions for Onerous Contracts
Differences from existing Canadian GAAP: IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), requires an entity to recognize a provision when a contract becomes onerous, that is when it has a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If an entity has a contract that is onerous, the present obligation under the contract shall be recognized and measured as a provision. Canadian GAAP only requires the recognition of such a liability in certain situations (e.g. for operating leases that the entity has ceased to use). This difference could result in recognition of an obligation under IFRS that was not previously recognized under Canadian GAAP.

Expected impact: Our review of significant contracts at January 1, 2010 identified one contract that must be provided for under IFRS. Per the requirements of IFRS 1, this adjustment will be recorded in opening retained earnings upon transition to IFRS. The impact of the change at January 1, 2010 is expected to decrease retained earnings by $29 million. During the fourth quarter of 2010, a second contract became onerous. The impact of both contracts on the December 31, 2010 balance sheet was to recognize a total onerous contract provision of $35 million. Net income for the year ended December 31, 2010 is expected to decrease by $6 million, which includes both partial utilization of the opening provision as well as the recognition of additional provisions.
Business Combinations	We expect to elect to not restate any Business Combinations that have occurred prior to January 1, 2010.
Borrowing Costs	We expect to elect to apply the requirements of IAS 23 Borrowing Costs prospectively from January 1, 2010.

The information above is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. These are estimates based on our current understandings, and readers are cautioned that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

The following unaudited consolidated financial statements show the expected impacts of the above noted differences between IFRS and Canadian GAAP as at the date of transition (January 1, 2010) and as at and for the year ended December 31, 2010.

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Condensed consolidated balance sheets:

	January 1, 2010				December 31, 2010
	Canadian	Reclassification	Adjustments to		Canadian	Reclassification	Adjustments to
	GAAP, as	for IFRS	shareholders’		GAAP, as	for IFRS	shareholders’
(in millions of dollars)	reported	presentation(1)	equity	IFRS	reported	presentation(1)	equity	IFRS
Assets
Current assets	$2,255	$(230)	$–	$2,025	$2,005	$(147)	$–	$1,858
Property, plant and equipment(2)	8,197	(50)	(11)	8,136	8,493	(46)	(10)	8,437
Goodwill and intangible assets(3)	5,661	(110)	–	5,551	5,784	(157)	(5)	5,622
Other long-term assets(4)	905	228	(120)	1,013	1,048	201	(138)	1,111
	$17,018	$(162)	$(131)	$16,725	$17,330	$(149)	$(153)	$17,028
Liabilities and Shareholders’ equity
Current liabilities(5)	$2,748	$(59)	$15	$2,704	$3,013	(69)	22	2,966
Long-term debt(6)	8,463	(9)	(58)	8,396	8,718	(9)	(55)	8,654
Provisions(7)	–	39	19	58	–	36	26	62
Other long-term liabilities(8)	1,534	(133)	10	1,411	1,640	(107)	53	1,586
	12,745	(162)	(14)	12,569	13,371	(149)	46	13,268
Shareholders’ equity	4,273	–	(117)	4,156	3,959	–	(199)	3,760
	$17,018	$(162)	$(131)	$16,725	$17,330	$(149)	$(153)	$17,028

(1)	Reclassification includes change from proportionate consolidation to equity method for joint ventures as well as other presentation changes which do not impact shareholders’ equity.
(2)	See the section entitled “Fixed Assets: Componentization”.
(3)	See the section entitled “Impairment of Assets”.
(4)	See the section entitled “Employee Benefits”.
(5)	See the sections entitled “Share-Based Payments”, “Customer Loyalty Programs” and “Provisions for Onerous Contracts”.
(6)	See the section entitled “Financial Instruments: Transaction Costs”.
(7)	See the section entitled “Provisions for Onerous Contracts”.
(8)	See the sections entitled “Share-Based Payments”, “Employee Benefits”, “Joint Ventures” and “Other impacts”.

Consolidated statement of income:

Year ended December 31,2010	Canadian GAAP,
(In millions of dollars, except per share amounts)	as reported	Adjustments	IFRS
Operating revenue(1)	$12,186	$(44)	$12,142
Operating expenses before the undernoted(2)	7,533	(26)	7,507
Adjusted operating profit(3)(4)	4,653	(18)	4,635
Stock-based compensation expense(5)	47	3	50
Integration and restructuring expenses	40	–	40
Other items, net	14	–	14
Operating profit(3)	4,552	(21)	4,531
Depreciation and amortization(6)	1,645	(6)	1,639
Impairment losses on goodwill, intangible assets and other long-term assets(7)	6	5	11
Operating income	2,901	(20)	2,881
Interest on long-term debt	(669)	–	(669)
Loss on repayment of long-term debt	(87)	–	(87)
Other income (expense), net(8)	(7)	(4)	(11)
Income tax expense	(610)	(2)	(612)
Net income for the year	$1,528	$(26)	$1,502
Basic net income per share	$2.65		$2.61
As adjusted:(4)
Net income	$1,707		$1,703
Basic net income per share	$2.96		$2.96

(1)	See the sections entitled “Joint Ventures” and “Customer Loyalty Programs”.
(2)	See the sections entitled “Joint Ventures”, “Employee Benefits” and “Provisions for Onerous Contracts”.
(3)	Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with both Canadian GAAP and IFRS.
(4)
The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) stock-based compensation expense (recovery); (ii) integration and restructuring expenses; (iii) other items (net); and (iv) in respect of net income and net income per share, debt issuance costs, loss on the repayment of long-term debt, impairment losses on goodwill, intangible assets and other long-term assets, and the related income tax impact of the above amounts, and for IFRS only, amortization of deferred transaction costs.

(5)	See the section entitled “Share-Based Payments”.
(6)	See the sections entitled “Fixed Asset: Componentization” and “Joint Ventures”.
(7)	See the section entitled “Impairment of Assets”.
(8)	See the sections entitled “Joint Ventures” and “Financial Instruments: Transactions Costs”. The adjustments also include reclassification related to income from associates.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A	54

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated statement of comprehensive income:

Year ended Decemeber 31, 2010
(In millions of dollars, except per share amounts)	Canadian GAAP, as recorded	Adjustments	IFRS
Net income for the year	$1,528	$(26)	$1,502
Other comprehensive income (loss):
Pension actuarial losses(1)	–	(80)	(80)
Increase in fair value of available-for-sale investments(2)	104	(2)	102
Cash flow hedging derivative instruments(3)	134	6	140
Other comprehensive income before income taxes	238	(76)	162
Related income taxes	(37)	20	(17)
	201	(56)	145
Total comprehensive income	$1,729	$(82)	$1,647

(1)	See the section entitled “Employee Benefits”.
(2)	See the section entitled “Private Investments”.
(3)	See the section entitled “Financial Instruments: Hedge Accounting”.

U.S. GAAP DIFFERENCES
We prepare our financial statements in accordance with Canadian GAAP. U.S. GAAP differs from Canadian GAAP in certain respects. The areas of principal differences and their impact on our 2010 Audited Consolidated Financial Statements are described in Note 25 to the 2010 Audited Consolidated Financial Statements. The significant differences in accounting relate to:

•    Differences in business combinations and consolidation accounting;

•    Gain on Sale of Cable Systems;

•    Capitalized Interest;

•    Financial Instruments;

•    Stock-Based Compensation;

•    Pensions;

•    Income Taxes; and

•    Installation Revenues and Costs.

Recent U.S. accounting pronouncements are also discussed in Note 25 to the 2010 Audited Consolidated Financial Statements.

6.  ADDITIONAL FINANCIAL INFORMATION

RELATED PARTY TRANSACTIONS
We have entered into certain transactions in the normal course of business with certain broadcasters in which we have an equity interest. The amounts paid to these broadcasters are as follows:

Years ended December 31,
(In millions of dollars)	2010	2009	% Chg
Fees paid to broadcasters accounted
for by the equity method	$16	$16	–

We have entered into certain transactions with companies, the partners or senior officers of which are Directors of our Company and/or its	subsidiary companies. Total amounts paid to these related parties, directly or indirectly, are as follows:

Years ended December 31,
(In millions of dollars)	2010	2009	% Chg
Printing, legal services and commissions paid on premiums for insurance coverage	$39	$39	–

We have entered into certain transactions with our controlling shareholder and companies controlled by the controlling shareholder. These transactions are subject to formal agreements approved by the	Audit Committee. Total amounts paid (received) by us to (from) these related parties are as follows:

Years ended December 31,
(In millions of dollars)	2010	2009	% Chg
Charges to Rogers for business use of aircraft, net of other adminstrative services	$–	$(1)	(100)

These transactions are measured at the exchange amount, being the amount agreed to by the related parties and are reviewed by the Audit Committee and are at market terms and conditions.

In January 2010, with the approval of the Board of Directors, we closed an agreement to sell the Company’s aircraft to a private Rogers’ family holding company for cash proceeds of $19 million (US $18 million). The terms of the sale were negotiated by a Special Committee of the Board of Directors comprised entirely of independent directors. The Special Committee was advised by several independent parties knowledgeable in aircraft valuations to ensure that the sale price was within a range that was reflective of current market value.

55	ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

Years ended December 31,
(In millions of dollars, except per share amounts)	2010	2009	2008	2007	2006
Income and Cash Flow:
Revenue
Wireless	$6,968	$6,654	$6,335	$5,503	$4,580
Cable	4,052	3,948	3,809	3,558	3,201
Media	1,501	1,407	1,496	1,317	1,210
Corporate and eliminations	(335)	(278)	(305)	(255)	(153)
	$12,186	$11,731	$11,335	$10,123	$8,838
Operating profit(1)
Wireless	$3,146	$3,006	$2,797	$2,532	$1,969
Cable	1,402	1,325	1,220	802	890
Media	122	73	142	82	151
Corporate and eliminations	(118)	(88)	(81)	(317)	(135)
	$4,552	$4,316	$4,078	$3,099	$2,875
Adjusted operating profit(1)
Wireless	$3,167	$3,042	$2,806	$2,589	$1,987
Cable	1,437	1,324	1,233	1,016	916
Media	147	119	142	176	156
Corporate and eliminations	(98)	(97)	(121)	(78)	(117)
	$4,653	$4,388	$4,060	$3,703	$2,942
Net income	$1,528	$1,478	$1,002	$637	$622
Adjusted net income(1)	$1,707	$1,556	$1,260	$1,066	$684
Cash flow from operations(2)	$3,800	$3,526	$3,500	$3,135	$2,386
Property, plant and equipment expenditures	$1,839	$1,855	$2,021	$1,796	$1,712
Average Class A and Class B shares
outstanding (Ms)(4)	576	621	638	642	642
Net income per share:(4)
Basic	$2.65	$2.38	$1.57	$1.00	$0.99
Diluted	2.65	2.38	1.57	0.99	0.97
Adjusted net income per share:
Basic	$2.96	$2.51	$1.98	$1.67	$1.08
Diluted	2.96	2.51	1.98	1.66	1.07
Balance Sheet:
Assets
Property, plant and equipment, net	$8,493	$8,197	$7,898	$7,289	$6,732
Goodwill	3,115	3,018	3,024	3,027	2,779
Intangible assets	2,669	2,643	2,761	2,086	2,152
Investments	721	547	343	485	139
Other assets	2,332	2,613	3,056	2,438	2,303
	$17,330	$17,018	$17,082	$15,325	$14,105
Liabilities and Shareholders’ Equity
Long-term debt	$8,718	$8,463	$8,506	$6,033	$6,988
Accounts payable and other liabilities	4,653	4,282	3,860	4,668	2,917
Total liabilities	13,371	12,745	12,366	10,701	9,905
Shareholders’ equity	3,959	4,273	4,716	4,624	4,200
	$17,330	$17,018	$17,082	$15,325	$14,105
Ratios:
Revenue growth	4%	3%	12%	15%	21%
Adjusted operating profit growth	6%	8%	10%	26%	31%
Debt/adjusted operating profit(3)	2.1	2.1	2.1	2.1	2.8
Dividends declared per share(4)	$1.28	$1.16	$1.00	$0.42	$0.08
(1)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	Cash flow from operations before changes in working capital amounts.
(3)	Debt includes net derivative liabilities at the risk free mark-to-market value and is net of cash as applicable.
(4)	Prior period shares and per share amounts have been retroactively adjusted to reflect a two-for-one-split of the Company’s Class A Voting and Class B Non-Voting shares on December 29, 2006.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A	56

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF SEASONALITY AND QUARTERLY RESULTS
Quarterly results and statistics for the previous eight quarters are outlined following this section.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. As a result, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Each of Wireless, Cable and Media has unique seasonal aspects to its business.

Wireless’ operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. In particular, operating results may be influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and subsidies, resulting in higher subscriber acquisition and activation-related expenses in certain periods.

The operating results of Cable Operations services are subject to modest seasonal fluctuations in subscriber additions and disconnections, which are largely attributable to movements of university and college students and individuals temporarily suspending service due to extended vacations, or seasonal relocations, as well as our concentrated marketing efforts generally conducted during the fourth quarter. Rogers Retail operations may also experience modest fluctuations from quarter-to-quarter due to the availability and timing of release of popular titles throughout the year. RBS does not have any unique seasonal aspects to its business.

The seasonality at Media is a result of fluctuations in advertising and related retail cycles, since they relate to periods of increased consumer activity as well as fluctuations associated with the Major League Baseball season, where revenues and expenses are generally concentrated in the spring, summer and fall months.

In addition to the seasonal trends, revenue and operating profit can fluctuate from general economic conditions. The Canadian economy, and the economy of Ontario in particular, experienced an economic slowdown in 2009.

Wireless revenue and operating profit growth reflects the increasing number of wireless voice and data subscribers and increased handset subsidies as a result of a consumer shift towards smartphones, offset by a decrease in blended ARPU. Wireless has continued its strategy of targeting higher value postpaid subscribers and selling prepaid handsets at higher price points, which has also contributed over time to the significantly heavier mix of postpaid versus prepaid subscribers. Meanwhile, the successful growth in customer base and increased market penetration have been met by increasing customer service and retention expenses and increasing credit and collection costs. However, these costs have been offset by operating efficiencies and increasing GSM network roaming revenues from our subscribers travelling outside of Canada, as well as strong growth in roaming revenues from visitors to Canada utilizing our GSM network.

Cable Operations services revenue and operating profit increased primarily due to price increases, increased penetration of its digital products and incremental programming packages, and the scaling and rapid growth of our cable telephony service. Similarly, the steady growth of Internet revenues has been the result of a greater penetration of Internet subscribers as a percentage of homes passed. RBS’s operating profit margin reflects the pricing pressures on long-distance and higher carrier costs, with an increase in lower margin long-distance revenue. Rogers Retail revenue has decreased as a result of a continued decline in video rental and sales activity.

Media’s results are generally attributable to continuous increases in prime time ratings, increased subscriber fees and improvements in the advertising market. The launch of Sportsnet ONE in the latter part of 2010 resulted in incremental costs, while only limited revenues were realized in 2010.

Other fluctuations in net income from quarter-to-quarter can also be attributed to losses on repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, impairment losses on goodwill, intangible assets and other long-term assets and changes in income tax expense.

Summary of Fourth Quarter 2010 Results
During the three months ended December 31, 2010, consolidated operating revenue increased 3% to $3,152 million in 2010 compared to $3,057 million in the corresponding period in 2009, with Wireless network revenue growth of 3%, Cable Operations revenue growth of 2%, and Media revenue growth of 9%. Consolidated fourth quarter adjusted operating profit decreased 2% year-over-year to $1,074 million, with 14% growth at Cable, offset by a 6% decline at Wireless and a 33% decline at Media.

Consolidated operating income for the three months ended December 31, 2010 totalled $648 million, compared to $607 million in the corresponding period of 2009.

We recorded net income of $327 million for the three months ended December 31, 2010, or basic and diluted net income per share of $0.58, compared to a net income of $310 million or basic and diluted net income per share of $0.51 in the corresponding period of 2009.

57	ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Quarterly Consolidated Financial Summary

				2010				2009
(In millions of dollars,
except per share amounts)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Operating revenue
Wireless	$1,662	$1,700	$1,822	$1,784	$1,544	$1,616	$1,760	$1,734
Cable	997	1,004	1,020	1,031	968	972	989	1,019
Media	301	396	376	428	284	366	364	393
Corporate and eliminations	(73)	(71)	(100)	(91)	(49)	(63)	(77)	(89)
	2,887	3,029	3,118	3,152	2,747	2,891	3,036	3,057

Operating profit (loss) before the undernoted
Wireless	832	815	823	697	710	742	846	744
Cable	344	344	379	370	324	332	329	325
Media	8	66	38	35	(10)	37	36	52
Corporate and eliminations	(21)	(25)	(24)	(28)	(19)	(28)	(30)	(20)
	1,163	1,200	1,216	1,074	1,005	1,083	1,181	1,101
Stock-based compensation recovery (expense)(1)	(24)	(10)	(40)	27	81	(13)	(6)	(29)
Settlement of pension obligations(2)	–	–	–	–	–	–	–	(30)
Integration and restructuring expenses(3)	(2)	(8)	(8)	(22)	(4)	(37)	(11)	(65)
Contract termination fees(4)	–	–	–	–	–	–	(12)	(7)
Other items, net(5)	(15)	–	(4)	5	–	–	–	–
Adjustment for CRTC Part II fees decision(6)	–	–	–	–	–	–	–	79
Operating profit(7)	1,122	1,182	1,164	1,084	1,082	1,033	1,152	1,049
Depreciation and amortization	408	406	401	430	444	446	416	424
Impairment losses on goodwill, intangible assets and other long-term assets(8)	–	–	–	6	–	–	–	18
Operating income	714	776	763	648	638	587	736	607
Interest on long-term debt	(168)	(170)	(167)	(164)	(152)	(156)	(166)	(173)
Loss on repayment of long-term debt	–	–	(87)	–	–	–	–	–
Debt issuance costs	–	–	(10)	–	–	(5)	–	(6)
Other income (expense)	(2)	18	3	(16)	(17)	73	44	(30)
Income tax expense	(164)	(173)	(132)	(141)	(160)	(125)	(129)	(88)
Net income for the period	$380	$451	$370	$327	$309	$374	$485	$310

Net income per share:
Basic and diluted	$0.64	$0.78	$0.64	$0.58	$0.49	$0.59	$0.79	$0.51
Additions to PP&E(7)	$366	$439	$442	$592	$359	$434	$491	$571

(1)	See the section entitled “Stock-based Compensation”.
(2)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(3)
Costs incurred relate to severances resulting from the targeted restructuring of our employee base, severances and restructuring expenses related to the outsourcing of certain information technology functions, acquisition transaction costs incurred and the integration of acquired businesses, and the closure of certain Rogers Retail stores.

(4)	Relates to the termination and release of certain Blue Jays players from the remaining term of their contracts.
(5)	Costs incurred relate to the resolution of obligations and accruals relating to prior periods.
(6)
Related to an adjustment of CRTC Part II fees related to prior periods. The adjustments related to CRTC Part II fees are applicable to the quarters in which they occur and only partially impact the full years. See the section entitled “Government Regulation and Regulatory Developments”.

(7)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(8)
In the fourth quarter of 2010 and 2009, we determined that the fair values of certain broadcasting assets were lower than their carrying values. This primarily resulted from weakening industry expectations and declines in advertising revenues. As a result, we recorded an aggregate non-cash impairment charge of $6 million in 2010 related to a radio licence and $18 million in 2009 with the following components: $5 million related to broadcast licences and $13 million related to other long-term assets.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A	58

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Adjusted Quarterly Consolidated Financial Summary(1)

				2010				2009
(In millions of dollars,
except per share amounts)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Operating Revenue
Wireless	$1,662	$1,700	$1,822	$1,784	$1,544	$1,616	$1,760	$1,734
Cable	997	1,004	1,020	1,031	968	972	989	1,019
Media	301	396	376	428	284	366	364	393
Corporate and eliminations	(73)	(71)	(100)	(91)	(49)	(63)	(77)	(89)
	2,887	3,029	3,118	3,152	2,747	2,891	3,036	3,057
Adjusted operating profit (loss)(2)
Wireless	832	815	823	697	710	742	846	744
Cable	344	344	379	370	324	332	329	325
Media	8	66	38	35	(10)	37	36	52
Corporate and eliminations	(21)	(25)	(24)	(28)	(19)	(28)	(30)	(20)
	1,163	1,200	1,216	1,074	1,005	1,083	1,181	1,101
Depreciation and amortization	408	406	401	430	444	446	416	424
Adjusted operating income	755	794	815	644	561	637	765	677
Interest on long-term debt	(168)	(170)	(167)	(164)	(152)	(156)	(166)	(173)
Other income (expense)	(2)	18	3	(16)	(17)	73	44	(23)
Income tax expense	(177)	(178)	(175)	(105)	(136)	(142)	(138)	(111)
Adjusted net income for the period	$408	$464	$476	$359	$256	$412	$505	$370
Adjusted net income per share:
Basic and diluted	$0.69	$0.80	$0.83	$0.64	$0.40	$0.65	$0.82	$0.61
Additions to PP&E(2)	$366	$439	$442	$592	$359	$434	$491	$571

(1)
This quarterly summary has been adjusted to exclude stock-based compensation expense (recovery), integration and restructuring expenses, contract termination fees, an adjustment to CRTC Part II fees related to prior periods, settlement of pension obligations, other items (net), debt issuance costs, loss on repayment of long-term debt, impairment losses on goodwill, intangible assets and other long-term assets, and the income tax impact related to the above items. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

59	ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTORS
Our outstanding public debt, $2.4 billion bank credit facility and Derivatives are unsecured obligations of RCI, as obligor, and RCP, as co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI; (ii) RCP; (iii) our non-guarantor subsidiaries (“Other Subsidiaries”) on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts. Information for periods prior to July 1, 2010 has been presented as if the corporate reorganization (which occurred on July 1, 2010) had occurred on January 1, 2009. For further details in respect of the corporate reorganization, see the section entitled “Liquidity and Capital Resources”.

	RCI (1)(2)		RCP (1)(2)		Other Subsidiaries (1)(2)		Consolidating		Total Consolidated
							Adjustments (1)(2)		Amounts
Years ended December 31 (unaudited)(3)	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31
(In millions of dollars)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Statement of Income Data:
Revenue	$97	$97	$10,894	$10,626	$1,560	$1,409	$(365)	$(401)	$12,186	$11,731
Operating Income (loss)	(143)	(111)	3,077	2,843	28	(13)	(61)	(151)	2,901	2,568
Net income (loss)	1,528	1,478	728	1,450	555	25	(1,283)	(1,475)	1,528	1,478

	RCI (1)(2)		RCP (1)(2)		Other Subsidiaries (1)(2)		Consolidating		Total Consolidated
							Adjustments (1)(2)		Amounts
As at period end December 31 (unaudited)(3)	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31
(In millions of dollars)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Balance Sheet Data
Current assets	$738	$3,740	$2,838	$10,731	$1,692	$1,383	$(3,263)	$(13,599)	$2,005	$2,255
Non-current assets	19,688	21,411	9,178	12,688	5,323	1,790	(18,864)	(21,126)	15,325	14,763
Current liabilities	3,156	7,860	2,094	8,059	964	427	(3,201)	(13,598)	3,013	2,748
Non-current liabilities	9,905	9,484	106	211	167	85	180	217	10,358	9,997

(1)	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
(2)
Amounts recorded in current liabilities and non-current liabilities for the guarantors do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

(3)	Information for periods prior to July 1, 2010 has been presented as if the corporate reorganization (which occurred on July 1, 2010) had occurred on January 1, 2009.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of the end of the period covered by this report (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting
The management of our company is responsible for establishing and maintaining adequate internal controls over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to see that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010, based on the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that, as of December 31, 2010, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the COSO.

Changes in Internal Control Over Financial Reporting and Disclosure Controls and Procedures
There have been no changes in our internal controls over financial reporting during 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A	60

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUPPLEMENTARY INFORMATION: NON-GAAP CALCULATIONS
Operating Profit Margin Calculations

Years ended December 31,
(In millions of dollars)	2010	2009
RCI:
Adjusted operating profit	$4,653	$4,388
Divided by total revenue	12,186	11,731
RCI adjusted operating profit margin	38.2%	37.4%
WIRELESS:
Adjusted operating profit	$3,167	$3,042
Divided by network revenue	6,569	6,245
Wireless adjusted operating profit margin	48.2%	48.7%
CABLE:
Cable Operations:
Adjusted operating profit	$1,424	$1,298
Divided by revenue	3,185	3,074
Cable Operations adjusted operating profit margin	44.7%	42.2%
Rogers Business Solutions:
Adjusted operating profit	$40	$35
Divided by revenue	560	503
Rogers Business Solutions adjusted operating profit margin	7.1%	7.0%
Rogers Retail:
Adjusted operating loss	$(27)	$(9)
Divided by revenue	355	399
Rogers Retail adjusted operating loss margin	(7.6%)	(2.3%)
MEDIA:
Adjusted operating profit	$147	$119
Divided by revenue	1,501	1,407
Media adjusted operating profit margin	9.8%	8.5%

61	ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Calculations of Adjusted Operating Profit, Net Income and Earnings Per Share

Years ended December 31,
(In millions of dollars, number of shares outstanding in millions)	2010	2009
Operating profit	$4,552	$4,316
Add (deduct):
Stock-based compensation expense (recovery)	47	(33)
Settlement of pension obligations	–	30
Integration and restructuring expenses	40	117
Other items, net	14	–
Contract termination fees	–	19
Adjustment for CRTC Part II fees decision	–	(61)
Adjusted operating profit	$4,653	$4,388
Net income	$1,528	$1,478
Add (deduct):
Stock-based compensation expense (recovery)	47	(33)
Settlement of pension obligations	–	30
Integration and restructuring expenses	40	117
Other items, net	14	–
Contract termination fees	–	19
Adjustment for CRTC Part II fees decision	–	(61)
Debt issuance costs	10	11
Loss on repayment of long-term debt	87	7
Impairment losses on goodwill, intangible assets and other long-term assets	6	18
Income tax impact, of above items	(60)	(30)
Income tax charge, cash-settled stock options	35	–
Adjusted net income	$1,707	$1,556
Adjusted basic and diluted earnings per share:
Adjusted net income	$1,707	$1,556
Divided by: weighted average number of shares outstanding	576	621
Adjusted basic and diluted earnings per share	$2.96	$2.51

Wireless Non-GAAP Calculations(1)

Years ended December 31,
(In millions of dollars, subscribers in thousands, except ARPU figures and adjusted operating profit margin)	2010	2009
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$6,272	$5,948
Divided by: average postpaid wireless voice and data subscribers	7,148	6,705
Divided by: 12 months	12	12
	$73.12	$73.93
Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$297	$297
Divided by: average prepaid subscribers	1,537	1,479
Divided by: 12 months	12	12
	$16.10	$16.73
Blended ARPU (monthly)
Voice and data revenue	$6,569	$6,245
Divided by: average wireless voice and data subscribers	8,685	8,184
Divided by: 12 months	12	12
	$63.03	$63.59

(1)	For definitions of key performance indicators and non-GAAP measures, see the section entitled “Key Performance Indicators and Non-GAAP Measures”.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL MD&A	62

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
DECEMBER 31, 2010

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management’s Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include certain amounts that are based on the best estimates and judgments of management and in their opinion present fairly, in all material respects, Rogers Communications lnc.’s financial position, results of operations and cash flows. Management has prepared the financial information presented elsewhere in Management’s Discussion and Analysis and has ensured that it is consistent with the consolidated financial statements.

Management of Rogers Communications Inc., in furtherance of the integrity of the consolidated financial statements, has developed and maintains a system of internal controls, which is supported by the internal audit function. Management believes the internal controls provide reasonable assurance that transactions are properly authorized and recorded, financial records are reliable and form a proper basis for the preparation of consolidated financial statements and that Rogers Communications lnc.’s assets are properly accounted for and safeguarded. The internal control processes include management’s communication to employees of policies that govern ethical business conduct.

The Audit Committee meets periodically with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review Management’s Discussion and Analysis, the consolidated financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

February 28, 2011

The Board of Directors is responsible for overseeing management’s responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility through its Audit Committee.

Nadir H. Mohamed, FCA President and Chief Executive Officer	William W. Linton, CA Executive Vice President, Finance and Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF ROGERS COMMUNICATIONS INC.:
We have audited the accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of income, shareholders’ equity, comprehensive income and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Rogers Communications Inc. and its subsidiaries as at December 31, 2010 and 2009 and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 28, 2011

63	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF ROGERS COMMUNICATIONS INC.:

We have audited the accompanying consolidated balance sheets of Rogers Communications Inc. and subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of income, shareholders’ equity, comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2010. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rogers Communications Inc. and subsidiaries as of December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with Canadian generally accepted accounting principles.

As discussed in Note 2(s) to the consolidated financial statements, the Company adopted new accounting pronouncements related to business combinations, consolidated financial statements and non-controlling interests in 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 28, 2011

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	64

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS OF ROGERS COMMUNICATIONS INC.:
We have audited Rogers Communications Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Rogers Communications Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2010. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Rogers Communications Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Rogers Communications Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity, comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2010, and our report dated February 28, 2011 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 28, 2011

65	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

CONSOLIDATED STATEMENTS OF INCOME (IN MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

Years ended December 31, 2010 and 2009	2010	2009
Operating revenue (note 3(b))	$12,186	$11,731

Operating expenses:
Cost of sales	1,520	1,380
Sales and marketing	1,227	1,207
Operating, general and administrative	4,847	4,681
Settlement of pension obligations (note 17(d))	–	30
Integration and restructuring (note 6)	40	117
Depreciation and amortization	1,645	1,730
Impairment losses on goodwill, intangible assets and other long-term assets (notes 11(a) and 13)	6	18
Operating income	2,901	2,568
Interest on long-term debt	(669)	(647)
Debt issuance costs (note 14(c))	(10)	(11)
Loss on repayment of long-term debt (note 14(d))	(87)	(7)
Foreign exchange gain	20	136
Change in fair value of derivative instruments	(16)	(65)
Other income (expense)	(1)	6
Income before income taxes	2,138	1,980
Income tax expense (note 7):
Current	322	215
Future	288	287
	610	502
Net income for the year	$1,528	$1,478
Net income per share (note 8):
Basic and diluted	$2.65	$2.38

See accompanying notes to consolidated financial statements.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	66

CONSOLIDATED BALANCE SHEETS (IN MILLIONS OF CANADIAN DOLLARS)

December 31, 2010 and 2009	2010	2009

ASSETS
Current assets:
Cash and cash equivalents	$–	$383
Accounts receivable, net of allowance for doubtful accounts of $138 (2009 – $157)	1,480	1,310
Other current assets (note 9)	365	338
Current portion of derivative instruments (note 15(d))	1	4
Future income tax assets (note 7)	159	220
	2,005	2,255

Property, plant and equipment (note 10)	8,493	8,197
Goodwill (note 11(b))	3,115	3,018
Intangible assets (note 11(c))	2,669	2,643
Investments (note 12)	721	547
Derivative instruments (note 15(d))	6	78
Other long-term assets (note 13)	321	280
	$17,330	$17,018

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank advances	$40	$–
Accounts payable and accrued liabilities	2,256	2,175
Income tax payable	376	208
Current portion of long-term debt (note 14)	–	1
Current portion of derivative instruments (note 15(d))	67	80
Unearned revenue	274	284
	3,013	2,748

Long-term debt (note 14)	8,718	8,463
Derivative instruments (note 15(d))	840	1,004
Other long-term liabilities (note 16)	124	133
Future income tax liabilities (note 7)	676	397
	13,371	12,745
Shareholders’ equity (note 18)	3,959	4,273
	$17,330	$17,018

Guarantees (note 15(e)(ii))
Commitments (note 23)
Contingent liabilities (note 24)
Canadian and United States accounting policy differences (note 25)
Subsequent events (notes 4, 18 and 26)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Alan D. Horn, CA	Ronald D. Besse
Director	Director

67	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (IN MILLIONS OF CANADIAN DOLLARS)

	Class A Voting shares			Class B Non-Voting shares				Accumulated
								other
		Number			Number			comprehensive	Total
		of shares			of shares	Contributed	Retained	income	shareholders’
Years ended December 31, 2010 and 2009	Amount	(000s	)	Amount	(000s )	surplus	earnings	(loss)	equity
Balances, December 31, 2008	$72	112,462		$488	523,430	$3,560	$691	$(95)	$4,716
Net income for the year	–	–		–	–	–	1,478	–	1,478
Shares issued on exercise of stock options	–	–		9	294	–	–	–	9
Dividends declared	–	–		–	–	–	(721)	–	(721)
Repurchase of Class B
Non-Voting shares (note 18(c))	–	–		(41)	(43,776)	(1,256)	(50)	–	(1,347)
Other comprehensive income	–	–		–	–	–	–	138	138
Balances, December 31, 2009	72	112,462		456	479,948	2,304	1,398	43	4,273
Net income for the year	–	–		–	–	–	1,528	–	1,528
Shares issued on exercise of stock options	–	–		7	205	–	–	–	7
Dividends declared	–	–		–	–	–	(738)	–	(738)
Repurchase of Class B
Non-Voting shares (note 18(c))	–	–		(37)	(37,081)	(1,191)	(84)	–	(1,312)
Other comprehensive income	–	–		–	–	–	–	201	201
Balances, December 31, 2010	$72	112,462		$426	443,072	$1,113	$2,104	$244	$3,959
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (IN MILLIONS OF CANADIAN DOLLARS)

Years ended December 31, 2010 and 2009	2010	2009
Net income for the year	$1,528	$1,478
Other comprehensive income (loss):
Increase in fair value of available-for-sale investments	104	14
Cash flow hedging derivative instruments:
Change in fair value of cash flow hedging derivative instruments	(227)	(844)
Reclassification to net income of foreign exchange gain on hedged long-term debt	264	901
Reclassification to net income of accrued interest	97	64
	134	121
Other comprehensive income before income taxes	238	135
Related income tax (expense) recovery	(37)	3
	201	138
Comprehensive income for the year	$1,729	$1,616
See accompanying notes to consolidated financial statements.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	68

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN MILLIONS OF CANADIAN DOLLARS)

Years ended December 31, 2010 and 2009	2010	2009
Cash provided by (used in):
Operating activities:
Net income for the year	$1,528	$1,478
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	1,645	1,730
Impairment losses on goodwill, intangible assets and other long-term assets (notes 11(a) and 13)	6	18
Program rights and Rogers Retail rental amortization	221	174
Future income taxes	288	287
Unrealized foreign exchange gains (note 14(i))	(20)	(126)
Loss on repayment of long-term debt	87	7
Change in fair value of derivative instruments	16	65
Settlement of pension obligations	–	30
Pension contributions, net of expense	(30)	(102)
Stock-based compensation expense (recovery)	47	(33)
Amortization of fair value increment on long-term debt	(2)	(5)
Other	14	3
	3,800	3,526
Change in non-cash operating working capital items (note 20(a))	(180)	264
	3,620	3,790
Investing activities:
Additions to property, plant and equipment (“PP&E”)	(1,839)	(1,855)
Change in non-cash working capital items related to PP&E	126	(55)
Acquisition of spectrum licences	(47)	(40)
Investment in Cogeco Inc. and Cogeco Cable Inc. (note 12)	(75)	(163)
Acquisitions, net of cash and cash equivalents acquired	(201)	(11)
Additions to program rights	(170)	(185)
Other	6	(15)
	(2,200)	(2,324)
Financing activities:
Issuance of long-term debt	2,935	2,875
Repayment of long-term debt	(2,387)	(1,885)
Premium on repayment of long-term debt	(79)	(8)
Payment on settlement of cross-currency interest rate exchange agreements and forward contracts	(816)	(431)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	547	433
Repurchase of Class B Non-Voting shares	(1,312)	(1,347)
Issuance of capital stock on exercise of stock options	3	3
Dividends paid	(734)	(704)
	(1,843)	(1,064)
Increase (decrease) in cash and cash equivalents	(423)	402
Cash and cash equivalents (bank advances), beginning of year	383	(19)
Cash and cash equivalents (bank advances), end of year	$(40)	$383
Cash and cash equivalents (bank advances) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.
For supplemental cash flow information see note 20(b).
See accompanying notes to consolidated financial statements.

69	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABULAR AMOUNTS IN MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS) YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	NATURE OF THE BUSINESS:

Rogers Communications Inc. (“RCI”) is a diversified Canadian communications and media company, with substantially all of its operations and sales in Canada. Through its Wireless segment (“Wireless”), RCI is engaged in wireless voice and data communications services. The Company’s Cable segment (“Cable”) consists of Cable Operations, Rogers Business Solutions (“RBS”) and Rogers Retail. Through Cable Operations, the Company provides television, high-speed Internet and telephony products primarily to residential customers; RBS provides local and long-distance telephone, enhanced voice and data networking services, and IP access to medium and large Canadian businesses and governments; and Rogers Retail operates a retail distribution chain that provides customers with the ability to purchase all of the Company’s primary services (cable television, Internet, cable telephony and wireless), pay their Rogers bills, and pick up or return digital and Internet equipment. The segment also offers digital video disc (“DVD”) and video game sales and rentals. The Company is engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media through its Media segment (“Media”). RCI and its subsidiary companies are collectively referred to herein as the “Company”.

2.	SIGNIFICANT ACCOUNTING POLICIES:

(A)    BASIS OF PRESENTATION:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and differ in certain significant respects from accounting principles generally accepted in the United States of America (“United States GAAP”) as described in note 25.

The consolidated financial statements include the accounts of RCI and its subsidiary companies. Intercompany transactions and balances are eliminated on consolidation.

Investments over which the Company is able to exercise significant influence are accounted for by the equity method. Investments over which the Company has joint control are accounted for by the proportionate consolidation method. Publicly traded investments where no control or significant influence exists are classified as available-for-sale investments and are recorded at fair value. Changes in fair value are recorded in other comprehensive income until such time as the investments are disposed of or impaired. Other investments where fair value is not readily available are recorded at cost. Investments are written down when there is evidence that a decline in value that is other than temporary has occurred.

Certain comparative figures have been reclassified to conform to current year’s presentation.

(B)    REVENUE RECOGNITION:
The Company’s principal sources of revenue and recognition of these revenues for financial statement purposes are as follows:

(i)    Monthly subscriber fees in connection with wireless and wireline services, cable, telephony, Internet services, rental of equipment, network services and media subscriptions are recorded as revenue on a pro rata basis as the service is provided;

(ii)    Revenue from airtime, data services, roaming, long-distance and optional services, pay-per-use services, video rentals and other sales of products are recorded as revenue as the services or products are delivered;

(iii)   Revenue from the sale of wireless and cable equipment is recorded when the equipment is delivered and accepted by the independent dealer or subscriber in the case of direct sales. Equipment subsidies related to new and existing subscribers are recorded as a reduction of equipment revenues;

(iv)   Installation fees and activation fees charged to subscribers do not meet the criteria as a separate unit of accounting. As a result, in Wireless these fees are recorded as part of equipment revenue and, in Cable, are deferred and amortized over the related service period. The related service period for Cable ranges from 26 to 48 months, based on subscriber disconnects, transfers of service and moves. Incremental direct installation costs related to reconnects are deferred to the extent of deferred installation fees and amortized over the same period as these related installation fees. New connect installation costs are capitalized to PP&E and amortized over the useful lives of the related assets;

(v)    Advertising revenue is recorded in the periods the advertising airs on the Company’s radio or television stations; is featured in the Company’s publications; or is displayed on the Company’s digital properties;

(vi)    Monthly subscription revenues received by television stations for subscriptions from cable and satellite providers are recorded in the month in which they are earned;

(vii)   The Toronto Blue Jays Baseball Club’s (“Blue Jays”) revenue from home game admission and concessions is recognized as the related games are played during the baseball regular season. Revenue from radio and television agreements is recorded at the time the related games are aired. The Blue Jays also receive revenue from the Major League Baseball Revenue Sharing Agreement, which distributes funds to and from member clubs, based on each club’s revenues. This revenue is recognized in the season in which it is earned, when the amount is estimable and collectibility is reasonably assured; and

(viii)  Discounts provided to customers related to combined purchases of Wireless, Cable and Media products and services are charged directly to the revenue for the products and services to which they relate.

The Company offers certain products and services as part of multiple deliverable arrangements. The Company divides multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units is measured and allocated amongst the accounting units based upon their fair values and the Company’s relevant revenue recognition policies are applied to them. The Company recognizes revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectibility is reasonably assured.

Unearned revenue includes subscriber deposits, cable installation fees and amounts received from subscribers related to services and subscriptions to be provided in future periods.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(C)     SUBSCRIBER ACQUISITION AND RETENTION COSTS:
Except as described in note 2(b)(iv), as it relates to cable installation costs, the Company expenses the costs related to the acquisition or retention of subscribers.

(D)     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:
The Company’s employee stock option plans, which are described in note 19(a), attach cash-settled share appreciation rights (“SARs”) to all granted stock options. The SARs feature allows the option holder to elect to receive in cash an amount equal to the intrinsic value, being the excess market price of the Class B Non-Voting share over the exercise price of the option, instead of exercising the option and acquiring Class B Non-Voting shares. All outstanding stock options are classified as liabilities and are carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current stock price and the option exercise price. The intrinsic value of the liability is marked-to-market each period and is amortized to income over the period in which the related services are rendered, which is usually the graded vesting period, or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.

The Company has a restricted share unit (“RSU”) plan, which is described in note 19(b). RSUs that will be settled in cash are recorded as liabilities. The measurement of the liability and compensation costs for these

(E)     DEPRECIATION:
PP&E are depreciated over their estimated useful lives as follows:

awards is based on the intrinsic value of the award and is recorded as a charge to income over the vesting period of the award. Changes in the Company’s liability subsequent to the grant of the award and prior to the settlement date, due to changes in the market value of the underlying Class B Non-Voting shares, are recorded as a charge to income in the period incurred. The payment amount is established as of the vesting date of the award.

The Company has a deferred share units (“DSU”) plan, which is described in note 19(c). DSUs that will be settled in cash are recorded as liabilities. The measurement of the liability and compensation costs for these awards is based on the intrinsic value of the award at the date of grant. Changes in the Company’s liability subsequent to grant of the award and prior to the settlement date, due to changes in the market value of the underlying Class B Non-Voting shares, are recorded as a charge to income in the period incurred. The payment amount is established as of the exercise date of the award.

The employee share accumulation plan allows employees to voluntarily participate in a share purchase plan. Under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings through payroll deductions and the Company makes certain defined contribution matches, which are recorded as compensation expense in the period made.

Asset	Basis	Rate
Buildings	Mainly diminishing balance	5% to 6-2/3%
Towers, head-ends and transmitters	Straight line	6-2/3% to 25%
Distribution cable and subscriber drops	Straight line	5% to 20%
Network equipment	Straight line	6-2/3% to 33-1/3%
Wireless network radio base station equipment	Straight line	12-1/2% to 14-1/3%
Computer equipment and software	Straight line	14-1/3% to 33-1/3%
Customer equipment	Straight line	20% to 33-1/3%
Leasehold improvements	Straight line	Over shorter of estimated
useful life and lease term
Equipment and vehicles	Mainly diminishing balance	5% to 33-1/3%

(F)     INCOME TAXES:
Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.

(G)     FOREIGN CURRENCY TRANSLATION:
Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet dates and non-monetary assets and liabilities and related depreciation and amortization expenses are translated at the historical exchange rate. Revenue and expenses, other than depreciation and amortization, are translated at the average rate for the month in which the transaction was recorded. Exchange gains or losses on translating long-term debt are recognized in the consolidated statements of income. Foreign exchange gains or losses are primarily related to the translation of long-term debt.

(H)     FINANCIAL AND DERIVATIVE INSTRUMENTS :
(i)     Financial instruments:
Cash and cash equivalents are classified as held-for-trading. Held-for-trading financial assets are recorded at fair value on the consolidated balance sheets with changes in fair value recorded in the consolidated statements of income.

The Company’s other non-hedging financial assets are classified as available-for-sale or loans and receivables. Available-for-sale investments are carried at fair value on the balance sheet, with changes in fair value recorded in other comprehensive income, until such time as the investments are disposed of or an other-than-temporary impairment has occurred, in which case, the impairment is recorded in the consolidated statements of income. Loans and receivables and all non-hedging financial liabilities are carried at amortized cost using the effective interest method. The Company determined that none of its non-derivative financial assets are classified as held-to-maturity and except for bank advances, none of its non-derivative financial liabilities are classified as held-for-trading.

The Company records all transaction costs for financial assets and financial liabilities in the consolidated statements of income as

71	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

incurred, except for transaction costs paid to a lending institution relating to the bank credit facility which are deferred and amortized over the term of the facility.

(ii)    Derivative instruments:
All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in the consolidated statements of income unless they are effective cash flow hedging instruments.

When hedge accounting is applied, the Company formally documents the relationship between derivative instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. At the instrument’s inception, the Company also formally assesses whether the derivatives are highly effective at reducing or modifying interest rate or foreign exchange risk related to the future anticipated interest and principal cash outflows associated with the hedged item. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. On a quarterly basis, the Company confirms that the derivative instruments continue to be highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged items. Any hedge ineffectiveness is recognized in the consolidated statements of income immediately.

The fair value of the Company’s cross-currency interest rate exchange agreements (“Derivatives”) is determined using an estimated credit-adjusted mark-to-market valuation which involves increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated credit spread (“Credit Spread”) for the relevant term and counterparty for each Derivative. In the case of Derivatives in an asset position (i.e., those Derivatives for which the counterparties owe the Company on a net basis), the Credit Spread for the counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. In the case of Derivatives in a liability position (i.e., those Derivatives for which the Company owes the counterparties on a net basis), the Company’s Credit Spread is added to the risk-free discount rate. The changes in fair value of the Derivatives designated as hedges for accounting purposes are recorded in other comprehensive income, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income.

(iii)   Fair value measurements:
The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data.

(I)     NET INCOME PER SHARE:
The diluted net income per share calculation considers the impact of employee stock options using the treasury stock method. There is no dilutive impact of employee stock options after May 28, 2007, due to the amendment to attach cash-settled SARs to all new and previously granted options.

(J)      INVENTORIES AND ROGERS RETAIL RENTAL INVENTORY:
Inventories, including equipment and merchandise for resale, are primarily valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Rogers Retail rental inventory, which includes DVDs and video games, is amortized to its estimated residual value. The residual value of Rogers Retail rental inventory is recorded as a charge to operating expense upon the sale of Rogers Retail rental inventory. Amortization of Rogers Retail rental inventory is charged to cost of sales on a diminishing balance basis over a six-month period.

(K)     DEFERRED FINANCING COSTS:
The direct costs paid to lenders to obtain revolving credit facilities are deferred and amortized on a straight-line basis over the life of the revolving credit facilities to which they relate.

(L)     PENSION BENEFITS:
The Company accrues its pension plan obligations as employees render the services necessary to earn the pension. The Company uses a discount rate determined by reference to market yields at the measurement dates to measure the accrued pension benefit obligation and uses the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses) over the average remaining service life of the employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of accrued pension benefit obligation and the fair value of the plan assets at the beginning of the year.

The Company uses the following methods and assumptions for pension accounting:

(i)      The cost of pensions is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, compensation levels at the time of retirement and retirement ages of employees. Changes in these assumptions would impact future pension expense.

(ii)    For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

(iii)   Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees.

(M)     PROPERTY, PLANT AND EQUIPMENT:
PP&E are recorded at cost. During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expenses as incurred.

The cost of the initial cable subscriber installation is capitalized. Costs of all other cable connections and disconnections are expensed, except for direct incremental installation costs related to reconnect Cable customers, which are deferred to the extent of reconnect installation revenues. Deferred reconnect revenues and expenses are amortized over the related estimated service period.

(N)     ACQUIRED PROGRAM RIGHTS:
Program rights represent contractual rights acquired from third parties to broadcast television programs. Acquired program rights for broadcasting are carried at the lower of cost less accumulated amortization, and net realizable value. Acquired program rights and the related liabilities are recorded on the consolidated balance sheets when the licence period begins and the program is available for use.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The cost of acquired program rights is amortized over the expected exhibition period of the related programs. Program rights for multi-year sports programming arrangements are expensed as incurred. Impairment of acquired program rights is assessed using an industry standard methodology.

(O)   GOODWILL AND INTANGIBLE ASSETS:
(i)    Goodwill:
Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and identifiable intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned, as of the date of the business combination, to reporting units that are expected to benefit from the business combination.

Goodwill is not amortized but instead is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

(ii)   Intangible assets:
Intangible assets acquired in a business combination are recorded at their fair values. Intangible assets with finite useful lives are amortized over their estimated useful lives and are tested for impairment, as described in note 2(p). Intangible assets having an indefinite life, being spectrum and broadcast licences, are not amortized but are tested for impairment on an annual or more frequent basis by comparing their fair value to their carrying amount. For purposes of impairment testing, the Company determines the fair value of spectrum licences using a market-based approach. This approach determines fair value based on recent market prices from Industry Canada spectrum auctions and other recent transactions in the marketplace. The Company determines the fair value of broadcast licences using the Greenfield income approach. The Greenfield income approach determines the value based on the present value of required resources and eventual returns of the broadcast licences. An impairment loss on an indefinite life intangible asset is recognized when the carrying amount of the asset exceeds its fair value.

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives as follows:

The Company tested goodwill and intangible assets with indefinite lives for impairment during 2010 and recorded a write-down in intangible assets of $6 million related to the broadcast licence of a radio station (note 11(a)). The Company tested goodwill and intangible assets with indefinite lives for impairment during 2009 and recorded a write-down in intangible assets of $5 million related to a radio station and a conventional television broadcast licence (note 11(a)).

(P)   IMPAIRMENT OF LONG-LIVED ASSETS:
The Company reviews long-lived assets, which include PP&E and intangible assets with finite useful lives, for impairment annually, or more frequently, if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value.

The Company tested long-lived assets with finite useful lives for impairment during 2010 and no write-downs were required. The Company tested long-lived assets with finite useful lives for impairment during 2009 and recorded a write-down of $13 million related to a conventional television Canadian Radio-television and Telecommunication Commission (“CRTC”) commitments asset (note 13).

(Q)   ASSET RETIREMENT OBLIGATIONS:
Asset retirement obligations are legal obligations associated with the retirement of PP&E that result from their acquisition, lease, construction, development or normal operations. The Company records the estimated fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The Company subsequently allocates the asset retirement cost to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to operating expenses.

Brand names	5 to 20 years
Customer relationships	2 to 5 years
Roaming agreements	12 years
Marketing agreement	5 years

73	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(R)   USE OF ESTIMATES:
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the years. Actual results could differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include the allowance for doubtful accounts and certain accrued liabilities, the ability to use income tax loss carry forwards and other future income tax assets and liabilities, capitalization of internal labour and overhead, useful lives of depreciable assets and intangible assets with finite useful lives, discount rates and expected returns on plan assets affecting pension expense and the deferred pension asset, estimation of Credit Spreads for determination of the fair value of derivative instruments and the assessment of the recoverability or impairment of long-lived assets, goodwill and intangible assets, which require estimates of future cash flows and discount rates. For business combinations, key areas of estimation and judgment include the determination of the fair value of the assets acquired and liabilities assumed.

Significant changes in the assumptions, including those with respect to future business plans and cash flows, could materially change the recorded carrying amounts.

(S)   ADOPTED CANADIAN ACCOUNTING STANDARDS:
In October 2008, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”). CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, establishes standards for the preparation of consolidated financial statements. CICA 1602 establishes guidance for the treatment of non-controlling interests. These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. The Company has chosen to adopt these three sections effective January 1, 2010. CICA 1582 and CICA 1601 were applied prospectively, while the presentation requirements of CICA 1602 were applied retrospectively. The adoption of these standards had no material impact on previously reported amounts.

(T)    RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS:
International Financial Reporting Standards (“IFRS”):
In February 2008, the Canadian Accounting Standards Board confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company’s first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

3. SEGMENTED INFORMATION:

(A)    OPERATING SEGMENTS :
The accounting policies of the segments are the same as those described in the significant accounting policies (note 2). The Company discloses segment operating results based on income before settlement of pension obligations, integration and restructuring, stock-based compensation expense (recovery), adjustment for CRTC Part II fees decision, contract termination fees, other items (net), depreciation and amortization, impairment losses on goodwill, intangible assets and other long-term assets, interest on long-term debt, debt issuance costs, loss on repayment of long-term debt, foreign exchange gain (loss), change in fair value of derivative instruments, other income (expense) and income taxes, consistent with internal management reporting. This measure of segment operating results differs from operating income in the consolidated statements of income. All of the Company’s reportable segments are substantially in Canada.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information by reportable segment is as follows:

					2010					2009
				Corporate					Corporate
				items and	Consolidated				items and	Consolidated
	Wireless	Cable	Media	eliminations	totals	Wireless	Cable	Media	eliminations	totals
Operating revenue	$6,968	$4,052	$1,501	$(335)	$12,186	$6,654	$3,948	$1,407	$(278)	$11,731

Cost of sales	1,225	181	171	(57)	1,520	1,059	201	167	(47)	1,380
Sales and marketing	628	441	235	(77)	1,227	630	446	209	(78)	1,207
Operating, general and administrative*	1,948	1,993	948	(103)	4,786	1,923	1,977	912	(56)	4,756
	3,167	1,437	147	(98)	4,653	3,042	1,324	119	(97)	4,388
Settlement of pension obligations	–	–	–	–	–	3	11	15	1	30
Integration and restructuring	5	23	12	–	40	33	46	35	3	117
Stock-based compensation expense (recovery)*	11	7	9	20	47	–	(12)	(8)	(13)	(33)
Adjustment for CRTC Part II fees decision*	–	–	–	–	–	–	(46)	(15)	–	(61)
Contract termination fees*	–	–	–	–	–	–	–	19	–	19
Other items (net)*	5	5	4	–	14	–	–	–	–	–
	3,146	1,402	122	(118)	4,552	3,006	1,325	73	(88)	4,316
Depreciation and amortization	650	807	64	124	1,645	660	808	63	199	1,730
Impairment losses on goodwill, intangible assets and other long-term assets	–	–	6	–	6	–	–	18	–	18
Operating income (loss)	$2,496	$595	$52	$(242)	2,901	$2,346	$517	$(8)	$(287)	2,568
Interest on long-term debt					(669)					(647)
Debt issuance costs					(10)					(11)
Loss on repayment of long-term debt					(87)					(7)
Foreign exchange gain					20					136
Change in fair value of derivative instruments					(16)					(65)
Other income (expense)					(1)					6
Income before income taxes					$2,138					$1,980
Additions to PP&E	$937	$662	$46	$194	$1,839	$865	$693	$62	$235	$1,855
Goodwill	$1,146	$1,058	$911	$–	$3,115	$1,140	$982	$896	$–	$3,018
Total assets	$8,506	$5,320	$1,918	$1,586	$17,330	$7,988	$5,055	$1,884	$2,091	$17,018

*Included with operating, general and administrative expenses in consolidated statements of income.

75	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, Cable consists of the following reportable segments:

					2010					2009
		Rogers		Corporate			Rogers		Corporate
	Cable	Business	Rogers	items and	Total	Cable	Business	Rogers	items and	Total
	Operations	Solutions	Retail	eliminations	Cable	Operations	Solutions	Retail	eliminations	Cable
Operating revenue	$3,185	$560	$355	$(48)	$4,052	$3,074	$503	$399	$(28)	$3,948

Cost of sales	–	–	181	–	181	–	–	201	–	201
Sales and marketing	222	40	179	–	441	243	26	182	(5)	446
Operating, general and administrative*	1,539	480	22	(48)	1,993	1,533	442	25	(23)	1,977
	1,424	40	(27)	–	1,437	1,298	35	(9)	–	1,324
Settlement of pension obligations	–	–	–	–	–	10	–	1	–	11
Integration and restructuring	3	13	7	–	23	31	3	12	–	46
Stock-based compensation expense (recovery)*	7	–	–	–	7	(12)	1	(1)	–	(12)
Adjustment for CRTC Part II fees decision*	–	–	–	–	–	(46)	–	–	–	(46)
Other items (net)*	7	–	(2)	–	5	–	–	–	–	–
	$1,407	$27	$(32)	$–	$1,402	$1,315	$31	$(21)	$–	$1,325
Depreciation and amortization					807					808
Operating income					$595					$517
Additions to PP&E	$611	$38	$13	$–	$662	$642	$37	$14	$–	$693
Goodwill	$992	$66	$–	$–	$1,058	$982	$–	$–	$–	$982
Total assets	$4,102	$951	$175	$92	$5,320	$4,714	$482	$181	$(322)	$5,055

*Included with operating, general and administrative expenses in consolidated statements of income.

(B) PRODUCT REVENUE:
Revenue comprises the following:
	2010	2009
Wireless:
Postpaid	$6,272	$5,948
Prepaid	297	297
Network revenue	6,569	6,245
Equipment sales	399	409
	6,968	6,654
Cable:
Cable Operations:
Television	1,830	1,780
Internet	848	781
Telephony	507	513
	3,185	3,074
RBS	560	503
Rogers Retail	355	399
Intercompany eliminations	(48)	(28)
	4,052	3,948
Media:
Advertising	772	674
Circulation and subscription	234	219
Retail	265	258
Sports Entertainment	155	181
Other	75	75
	1,501	1,407
Corporate items and intercompany eliminations	(335)	(278)
	$12,186	$11,731

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. BUSINESS COMBINATIONS:

(A)    2010 ACQUISITIONS:
(i)    Blink Communications Inc.:
On January 29, 2010, the Company closed an agreement to purchase 100% of the outstanding common shares of Blink Communications Inc. (“Blink”), a wholly-owned subsidiary of Oakville Hydro Corporation, for cash consideration of $131 million. Blink is a facilities-based, data network service provider that delivers next generation and leading edge services, to small and medium sized businesses, including municipalities, universities, schools and hospitals, in the Oakville, Milton and Mississauga, Ontario areas. The acquisition was accounted for using the acquisition method in accordance with CICA 1582 with the results of operations consolidated with those of the Company effective January 29, 2010 and has contributed incremental revenue of $20 million and operating income of $11 million for the year ended December 31, 2010. The transaction costs related to the acquisition amounted to approximately $1 million and have been charged to integration and restructuring expenses.

The fair values of the assets acquired and liabilities assumed, which were finalized during 2010, are as follows:

The goodwill has been allocated to the Wireless reporting segment and is tax deductible.

The customer relationships are being amortized over a period of 5 years.

(iii)    Kincardine Cable T.V. Ltd.:
On July 30, 2010, the Company closed an agreement to acquire the assets of Kincardine Cable T.V. Ltd. (“Kincardine”) for cash consideration of $20 million. Kincardine provides cable television and Internet services in Kincardine, Ontario and the surrounding area. The acquisition was accounted for using the acquisition method in accordance with CICA 1582 with the results of operations consolidated with those of the Company effective July 30, 2010 and has contributed incremental revenue of $2 million and operating income of $1 million for the year ended December 31, 2010.

The fair values of the assets acquired and liabilities assumed, which were finalized during 2010, are as follows:

		Purchase price	$20
Purchase price	$131	PP&E	$2
Current assets	$3	Customer relationships	9
PP&E	35	Current liabilities	(1)
Customer relationships	40	Fair value of net identifiable assets acquired	$10
Current liabilities	(2)	Goodwill	$10
Future income tax liabilities	(11)
Fair value of net identifiable assets acquired	$65
The goodwill has been allocated to the Cable Operations reporting segment and is tax deductible.

The customer relationships are being amortized over a period of 3 years.

(iv)     BV! Media Inc.:
On October 1, 2010, the Company closed an agreement to purchase 100% of the outstanding common shares of BV! Media Inc. (“BV! Media”) for cash consideration of $24 million. BV! Media is a Canadian internet advertising network and publisher of news and information portals. The acquisition was accounted for using the acquisition method in accordance with CICA 1582 with the results of operations consolidated with those of the Company effective October 1, 2010 and has contributed incremental revenue of $5 million and operating income of $1 million for the year ended December 31, 2010. The transaction costs related to the acquisition amounted to approximately $1 million and have been charged to integration and restructuring expenses. The fair values assigned are preliminary pending finalization of the valuation of certain net identifiable assets acquired. The Company expects to finalize the valuation of the PP&E and identifiable intangible assets acquired during the 2011 fiscal year.

The preliminary estimated fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Goodwill	$66

The goodwill has been allocated to the RBS reporting segment and is not tax deductible.

The customer relationships are being amortized over a period of 5 years.

(ii)    Cityfone Telecommunications Inc.:
On July 9, 2010, the Company closed an agreement to acquire the assets of Cityfone Telecommunications Inc. (“Cityfone”) for cash consideration of $26 million. Cityfone is a Canadian Mobile Virtual Network Operator and offers postpaid wireless voice and data services to subscribers through private label programs with major Canadian brands. The acquisition was accounted for using the acquisition method in accordance with CICA 1582 with the results of operations consolidated with those of the Company effective July 9, 2010 and has contributed incremental revenue of $3 million and an operating loss of $1 million for the year ended December 31, 2010.

The fair values of the assets acquired and liabilities assumed, which were finalized during 2010, are as follows:

		Purchase price	$24
Purchase price	$26	Current assets	$5
Current assets	$3	PP&E	4
PP&E	1	Customer relationships	6
Customer relationships	17	Current liabilities	(3)
Current liabilities	(1)	Future income tax liabilities	(3)
Fair value of net identifiable assets acquired	$20	Preliminary fair value of net identifiable assets acquired	9
Goodwill	$6	Goodwill	$15

77	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The goodwill has been allocated to the Media reporting segment and is not tax deductible.

The customer relationships are being amortized over a period of 2 years.

(v)  Pro forma disclosures:
Since the acquisition dates, the Company has recorded revenue relating to these above acquisitions of $30 million, and operating income relating to these acquisitions of $12 million. If the acquisitions had occurred on January 1, 2010, the Company’s revenue would have been $12,207 million and operating income would have been $2,905 million for the year ended December 31, 2010.

(B)  ACQUISITIONS SUBSEQUENT TO 2010:
(i)   Atria Networks LP:
On January 4, 2011, the Company closed an agreement to purchase a 100% interest in Atria Networks LP (“Atria”) for cash consideration of $425 million. Atria, based in Kitchener, Ontario, owns and operates one of the largest fibre-optic networks in Ontario, delivering premier business Internet and data services. The acquisition will augment RBS’s small business and medium-sized business offerings by enhancing its ability to deliver on-net data centric services within and adjacent to Cable’s footprint. The acquisition will be accounted for using the acquisition method with the results of operations consolidated with those of the Company effective January 4, 2011. The transaction costs related to the acquisition amounted to approximately $2 million and have been charged to integration and restructuring expenses in fiscal 2010. The fair values assigned are preliminary pending finalization of the valuation of certain net identifiable assets acquired. The Company expects to finalize the valuation of the PP&E and identifiable intangible assets acquired during the 2011 fiscal year.

The preliminary estimated fair values of the assets and liabilities assumed are as follows:

(C)     2009 ACQUISITIONS:
(i)       K-Rock 1057 Inc.:

On May 31, 2009, the Company acquired the assets of K-Rock 1057 Inc. for cash consideration of $11 million. K-Rock 1057 Inc. held the assets of radio stations K-Rock and KIX Country in Kingston, Ontario. The acquisition was accounted for using the purchase method with the results of operations consolidated with those of the Company effective May 31, 2009. The fair values of the assets acquired and liabilities assumed, which were finalized during 2009, are as follows:

Purchase price	$11
PP&E	$1
Broadcast licence	4
Fair value of net identifiable assets acquired	$5
Goodwill	$6

The goodwill has been allocated to the Media reporting segment and is tax deductible.

(ii)      Outdoor Life Network:
On July 31, 2008, the Company acquired the remaining two-thirds of the shares of Outdoor Life Network that it did not already own, for cash consideration of $39 million. The acquisition was accounted for using the purchase method with the results of operations consolidated with those of the Company effective July 31, 2008.

During 2009, the Company finalized the purchase price allocation for the Outdoor Life Network acquisition. This resulted in an increase in broadcast licence of $15 million, an increase in future income tax liabilities of $3 million and a corresponding decrease in goodwill of $12 million. The adjustments had the following effects on the purchase price allocation from the amounts recorded and disclosed in the 2008 consolidated financial statements:

Purchase price	$425				Final
Current assets	$10		As at		purchase
PP&E	121		December 31,		price
Customer relationships	195		2008	Adjustments	allocation
Current liabilities	(17)	Purchase price	$39	$–	$39
Future income tax liabilities	(45)	Current assets	$11	$–	$11
Preliminary fair value of net identifiable assets acquired	$264	Broadcast licence	–	15	15
Goodwill	$161	Future income tax liabilities	–	(3)	(3)
The goodwill will be allocated to the RBS reporting segment and is not tax deductible. (ii) Other: On January 31, 2011, the Company closed agreements to acquire the assets of London, Ontario FM radio station BOB-FM (CHST-FM) and to acquire the assets of Edmonton, Alberta FM radio station BOUNCE (CHBN-FM).		Current liabilities	(3)	–	(3)
		Fair value of net identifiable
		assets acquired	$8	$12	$20
		Goodwill	$31	$(12)	$19

		The goodwill has been allocated to the Media reporting segment and is not tax deductible.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. INVESTMENT IN JOINT VENTURES:

The Company has contributed certain assets to joint ventures involved in the provision of wireless broadband Internet service and in certain mobile commerce initiatives. As at December 31, 2010 and 2009 and for the years then ended, proportionately consolidating these joint ventures resulted in the following increases (decreases) in the accounts of the Company:

In 2009, Inukshuk completed the purchase of spectrum and broadcast licences from Look Communications Inc. (“Look”). Under the agreement, Inukshuk paid $80 million for Look’s 92 MHz of spectrum in the provinces of Ontario and Quebec. The Company recorded an increase in spectrum licences of $40 million related to its proportionate share of the purchase.

In 2007, the Company contributed its 2.3 GHz and 3.5 GHz spectrum licences with a carrying value of $11 million to Inukshuk for non-cash consideration of $58 million. A deferred gain of $24 million, being the portion of the excess of fair value over carrying value related to the other non-related venturer’s interest in the spectrum licences contributed by the Company, was recorded on contribution of these spectrum licences. This deferred gain is recorded in other long-term liabilities and is being amortized to income on a straight-line basis over seven years, of which $4 million was recognized in 2010 (2009 – $4 million). In addition to a cash contribution of $8 million, the other venturer also contributed its 2.3 GHz and 3.5 GHz spectrum licences valued at $50 million to the joint venture. The Company recorded an increase in spectrum licences and cash of $25 million and $4 million, respectively, related to its proportionate share of the contribution by the other venturer.

	2010	2009
Long-term assets	$143	$103
Current liabilities	50	16
Revenue	1	–
Expenses	31	32
Net loss for the year	(30)	(32)

In 2010, the Company completed the purchase of spectrum and broadcast licences from Craig Wireless (“Craig”) and YourLink Inc. (“YourLink”) (through Inukshuk Wireless Partnership (“Inukshuk”), the Company’s 50% owned joint venture with Bell Canada). Under the agreement, Inukshuk paid $80 million for Craig’s 61 MHz of BRS spectrum licences in the provinces of British Columbia and Manitoba and paid $14 million for YourLink’s 61 MHz spectrum in the province of Saskatchewan. The Company recorded an increase in spectrum licences of $47 million related to its proportionate share of the purchases.

6. INTEGRATION AND RESTRUCTURING EXPENSES:

During 2010, the Company incurred $21 million (2009 – $88 million) of restructuring expenses related to severances resulting from the targeted restructuring of its employee base and to improve the Company’s cost structure.

During 2010, the Company incurred $9 million (2009 – $23 million) of restructuring expenses resulting from the outsourcing of certain information technology functions.

During 2010, the Company incurred $5 million (2009 – $4 million) related to the closure of 50 (2009 – 20) underperforming retail store locations, primarily located in the province of Ontario.

During 2010, the Company incurred $5 million (2009 – $2 million) of acquisition transaction costs for business combinations and integration expenses related to previously acquired businesses and related restructuring.

The additions to the liabilities related to the integration and restructuring activities and payments made against such liabilities during 2010 are as follows:

	As at			As at
	December 31,			December 31,
	2009	Additions	Payments	2010
Severances resulting from the targeted restructuring of the Company’s employee base	$83	$21	$(57)	$47
Outsourcing of certain information technology functions	9	9	(18)	–
Retail store closures	2	5	(3)	4
Acquisition costs and integration of previously acquired businesses	2	5	(4)	3
	$96	$40	$(82)	$54

The remaining liability, which is included in accounts payable and accrued liabilities as at December 31, 2010, will be paid over the course of 2011 and 2012.

79	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. INCOME TAXES:

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:
	2010	2009
Future income tax assets:
Non-capital income tax loss carryforwards	$74	$148
Capital loss carryforwards	31	31
Deductions relating to long-term debt and other transactions denominated in foreign currencies	32	42
Investments	–	8
Liability for stock-based compensation	24	47
Ontario harmonization credit	58	64
Other deductible differences	151	144
Total future income tax assets	370	484
Less valuation allowance	47	52
	323	432
Future income tax liabilities:
PP&E and inventory	(428)	(246)
Goodwill and intangible assets	(359)	(325)
Investments	(5)	–
Other taxable differences	(48)	(38)
Total future income tax liabilities	(840)	(609)
Net future income tax liability	(517)	(177)
Less current portion – future tax assets	159	220
Future income tax liabilities	$(676)	$(397)

In assessing future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the future income tax assets and available tax planning strategies in making this assessment.

To the extent that management believes that the future income tax assets do not meet the more likely than not recognition criterion, a valuation allowance is recorded against the future income tax assets.

The valuation allowance at December 31, 2010 includes $39 million of foreign future income tax assets and $8 million relating to capital loss carryforwards.

Income tax expense varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

	2010	2009
Statutory income tax rate	30.5%	32.3%
Computed income tax expense	$652	$640
Increase (decrease) in income taxes resulting from:
Change in valuation allowance	(5)	(64)
Effect of tax rate changes	(69)	(58)
Stock-based compensation	35	–
Other items	(3)	(16)
Income tax expense	$610	$502

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2010, the Company released $5 million of its valuation allowance that primarily relates to a decrease of foreign future income tax assets due to foreign exchange fluctuations.

In March 2010, the federal budget introduced proposed changes that impact the tax deductibility of cash-settled stock options. The proposed legislative changes were enacted in December 2010. As a result, the Company recorded an income tax charge of $35 million to reduce future tax assets previously recognized with respect to its stock option-related liabilities.

During 2009, the Company released $64 million of its valuation allowance as an income tax recovery in the consolidated statements of income. Of this amount, $14 million relates to a decrease of future tax assets in foreign jurisdictions arising from foreign exchange fluctuations and the remaining $50 million relates to unrealized gains on investments and financial instruments.

As at December 31, 2010, the Company had approximately $188 million of Canadian income tax losses available to reduce future years’ income. Substantially all Canadian losses expire after 2025. In addition, the Company had approximately $62 million of income tax losses in foreign subsidiaries expiring between 2023 and 2029.

At December 31, 2010, the Company had approximately $238 million of available capital losses to offset future capital gains.

8. NET INCOME PER SHARE:

The following table sets forth the calculation of basic and diluted net income per share:
	2010	2009
Numerator:
Net income for the year, basic and diluted	$1,528	$1,478
Denominator (in millions):
Weighted average number of shares outstanding – basic and diluted	576	621
Basic and diluted net income per share	$2.65	$2.38

9. OTHER CURRENT ASSETS:
	2010	2009
Inventories	$185	$129
Prepaid expenses	114	110
Acquired program rights	49	61
Rogers Retail rental inventory	14	27
Other	3	11
	$365	$338

Amortization expense for Rogers Retail rental inventory is charged to cost of sales and amounted to $54 million in 2010 (2009 – $43 million). The costs of acquired program rights are amortized to operating, general and administrative expenses over the expected performances of the related programs and amounted to $167 million in 2010 (2009 –$131 million). Cost of sales includes $1,466 million (2009 – $1,337 million) of inventory costs.
81	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. PROPERTY, PLANT AND EQUIPMENT:

Details of PP&E are as follows:
			2010			2009

		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value
Land and buildings	$821	$196	$625	$828	$181	$647
Towers, head-ends and transmitters	1,583	996	587	1,361	833	528
Distribution cable and subscriber drops	5,206	3,315	1,891	5,058	3,055	2,003
Network equipment	6,082	3,276	2,806	5,530	2,847	2,683
Wireless network radio base station equipment	1,408	774	634	1,219	654	565
Computer equipment and software	3,292	2,232	1,060	2,853	1,974	879
Customer equipment	1,469	1,086	383	1,358	949	409
Leasehold improvements	384	224	160	369	212	157
Equipment and vehicles	974	627	347	891	565	326
	$21,219	$12,726	$8,493	$19,467	$11,270	$8,197

Depreciation expense for 2010 amounted to $1,560 million (2009 – $1,543 million).	PP&E not yet in service and, therefore, not depreciated at December 31, 2010 amounted to $1,610 million (2009 – $1,013 million).

11. GOODWILL AND INTANGIBLE ASSETS:

(A)    IMPAIRMENT:
(i)     Goodwill:
The Company tested goodwill for impairment during 2010 and 2009 and no impairment of goodwill was recorded.

In assessing whether or not there is an impairment, the Company uses a combination of approaches to determine the fair value of a reporting unit, including both the discounted cash flows and market approaches. If there is an indication of impairment, the Company uses a discounted cash flow model in estimating the amount of impairment. Under the discounted cash flows approach, the Company estimates the discounted future cash flows for three to seven years, depending on the reporting unit, and a terminal value. The future cash flows are based on the Company’s estimates and include consideration for expected future operating results, economic conditions and a general outlook for the industry in which the reporting unit operates. The discount rates used by the Company consider debt to equity ratios and certain risk premiums. The terminal value is the value attributed to the reporting unit’s operations beyond the projected time period of three to seven years using a perpetuity rate based on expected economic conditions and a general outlook for the industry. Under the market approach, the Company estimates the fair value of the reporting unit by multiplying normalized earnings before interest, income taxes and depreciation and amortization by multiples based on market inputs.

The Company has made certain assumptions for the discount and terminal growth rates to reflect variations in expected future cash flows. These assumptions may differ or change depending on economic conditions or other events. Therefore, it is possible that future changes in assumptions may negatively impact future valuations of reporting units and goodwill which could result in goodwill impairment losses.

(ii)    Intangible assets:
In the fourth quarter of 2010, the Company recorded an impairment charge of $6 million relating to the broadcast licence of a radio station in the Media segment. Using the Greenfield income approach, the Company determined the fair value of the broadcast licence to be lower than its carrying value.

In the fourth quarter of 2009, the Company recorded an impairment charge of $4 million relating to the broadcast licence of a radio station in the Media segment. Using the Greenfield income approach, the Company determined the fair value of the broadcast licence to be lower than its carrying value.

Also in the fourth quarter of 2009, the Company recorded an impairment charge of $1 million related to a conventional television broadcast licence in the Media segment using the Greenfield income approach and replacement cost. The Company determined the fair value of the broadcast licence to be lower than its carrying value.

The Company has made certain assumptions within the Greenfield income approach which may differ or change depending on economic conditions or other events. Therefore, it is possible that future changes in assumptions may negatively impact future valuations of intangible assets which could result in further impairment losses.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(B) GOODWILL: A summary of the changes to goodwill is as follows:
	2010	2009
Opening balance	$3,018	$3,024
Acquisition of Blink (note 4(a)(i))	66	–
Acquisition of Cityfone (note 4(a)(ii))	6	–
Acquisition of Kincardine (note 4(a)(iii))	10	–
Acquisition of BV! Media (note 4(a)(iv))	15	–
Acquisition of K-Rock and KIX Country (note 4(c)(i))	–	6
Adjustments to Outdoor Life Network purchase price allocation (note 4(c)(ii))	–	(12)
	$3,115	$3,018

(C) INTANGIBLE ASSETS: Details of intangible assets are as follows:
				2010				2009
	Cost		Impairment		Cost		Impairment
	prior to		losses		prior to		losses
	impairment	Accumulated	(note 11 (a)	Net book	impairment	Accumulated	(note 11 (a)	Net book
	losses	amortization	(ii))	value	losses	amortization	(ii))	value
Indefinite life:
Spectrum licences	$2,016	$–	$–	$2,016	$1,969	$–	$–	$1,969
Broadcast licences	110	–	6	104	115	–	5	110
Definite life:
Brand names	420	205	–	215	420	188	–	232
Customer relationships	1,073	1,007	–	66	1,001	992	–	9
Roaming agreements	523	269	–	254	523	225	–	298
Marketing agreement	52	38	–	14	52	27	–	25
	$4,194	$1,519	$6	$2,669	$4,080	$1,432	$5	$2,643

Amortization of brand names, customer relationships, roaming agreements and marketing agreements amounted to $87 million for the year ended December 31, 2010 (2009 – $181 million).

During 2010, spectrum licences, which are recorded in the Wireless segment, increased by $47 million from the proportionate share of the spectrum acquisitions made by Inukshuk (note 5).

During 2010, broadcast licences decreased by $6 million to reflect impairment of the carrying amount of the broadcast licence of a radio station (note 11(a)(ii)).

During 2010, customer relationships increased by $72 million as a result of acquisitions across all divisions.

During 2009, spectrum licences, which are recorded in the Wireless segment, increased by $40 million from the proportionate share of the spectrum acquisitions made by Inukshuk (note 5).

During 2009, broadcast licences increased by $26 million as a result of acquisitions and adjustments to previously recorded purchase price allocations, and decreased by $5 million to reflect impairment of the carrying amount of a radio broadcast licence and a conventional television broadcast licence (note 11(a)(ii)). On July 29, 2009, the Company acquired the radio licence for CFDR-AM Halifax from Newcap Inc. for cash consideration of $5 million and its CIGM-AM Sudbury radio licence, valued at $2 million.

During 2009, brand names decreased by $3 million to reflect the full amortization and removal of a trademark.

During 2009, customer relationships increased by $2 million as a result of Media acquisitions.

83	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. INVESTMENTS:

			2010	2009
			Carrying	Carrying
	Number	Description	value	value

Publicly traded companies, at quoted market value:
Cogeco Cable Inc.	10,687,925 (2009 – 9,795,675)	Subordinate Voting common shares	$438	$343
Cogeco Inc.	5,969,390 (2009 – 5,023,300)	Subordinate Voting common shares	224	144
Other publicly traded companies			13	9
			675	496
Private companies, at cost			27	18
Investments accounted for by the equity method			19	33
			$721	$547

In 2010, the Company acquired 892,250 Subordinate Voting common shares of Cogeco Cable Inc. for aggregate consideration of $39 million and 946,090 Subordinate Voting common shares of Cogeco Inc. for aggregate consideration of $36 million. In 2009, the Company acquired

3,200,000 Subordinate Voting common shares of Cogeco Cable Inc. for aggregate consideration of $117 million and 1,623,500 Subordinate Voting common shares of Cogeco Inc. for aggregate consideration of $46 million.

13. OTHER LONG-TERM ASSETS:

	2010	2009
Deferred pension asset (note 17)	$163	$134
Long-term receivables	47	23
Acquired program rights	28	39
Indefeasible right of use agreements	27	29
Deferred installation costs	14	16
Cash surrender value of life insurance	13	11
Deferred compensation	10	12
Other	19	16
	$321	$280

Amortization of certain long-term assets for 2010 amounted to $2 million (2009 – $6 million). Accumulated amortization, as at December 31, 2010, amounted to $8 million (2009 – $6 million). During 2009, the Company recorded an impairment charge of $13 million related to CRTC commitments as the carrying value of the OMNI asset group was determined to be in excess of fair value during impairment testing.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. LONG-TERM DEBT:

	Due	Principal		Interest
	date	amount		rate	2010	2009
Bank credit facility				Floating	$–	$–
Senior Notes*	2011	$U.S.	490	9.625%	–	515
Senior Notes*	2011		460	7.625%	–	460
Senior Notes**	2011		175	7.25%	–	175
Senior Notes**	2012	U.S.	350	7.875%	348	368
Senior Notes*	2012	U.S.	470	7.25%	468	494
Senior Notes**	2013	U.S.	350	6.25%	348	368
Senior Notes*	2014	U.S.	750	6.375%	746	788
Senior Notes**	2014	U.S.	350	5.50%	348	368
Senior Notes*	2015	U.S.	550	7.50%	547	578
Senior Notes**	2015	U.S.	280	6.75%	279	294
Senior Notes	2016		1,000	5.80%	1,000	1,000
Senior Notes	2018	U.S.	1,400	6.80%	1,392	1,471
Senior Notes	2019		500	5.38%	500	500
Senior Notes	2020		900	4.70%	900	–
Senior Debentures**	2032	U.S.	200	8.75%	199	210
Senior Notes	2038	U.S.	350	7.50%	348	368
Senior Notes	2039		500	6.68%	500	500
Senior Notes	2040		800	6.11%	800	–
Fair value increment (decrement) arising from purchase accounting					(5)	6
Capital leases and other				Various	–	1
					8,718	8,464
Less current portion					–	1
					$8,718	$8,463
(*)Denotes senior notes originally issued by Rogers Wireless Inc. which are now unsecured obligations of RCI and for which Rogers Communications Partnership (“RCP”) is an unsecured co-obligor (note 14(e)).

(**)Denotes senior notes and debentures originally issued by Rogers Cable Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured guarantor (note 14(e)).

(A)    BANK CREDIT FACILITY:
The bank credit facility provides the Company with up to $2.4 billion from a consortium of Canadian financial institutions. The bank credit facility is available on a fully revolving basis until maturity on July 2, 2013, and there are no scheduled reductions prior to maturity. The interest rate charged on the bank credit facility ranges from nil to 0.5% per annum over the bank prime rate or base rate or 0.475% to 1.75% over the bankers’ acceptance rate or the London Inter-Bank Offered Rate (“LIBOR”). The Company’s bank credit facility is unsecured and ranks pari passu with the Company’s senior public debt and Derivatives. The bank credit facility requires that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios.

(B)   SENIOR NOTES AND SENIOR DEBENTURES:
Interest is paid semi-annually on all of the Company’s notes and debentures.

Each of the Company’s Senior Notes and Senior Debentures are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium.

(C)   ISSUANCE OF SENIOR NOTES:
On August 25, 2010, the Company issued $800 million of 6.11% Senior Notes which mature on August 25, 2040. The notes are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium. The net proceeds from the offering were approximately $794 million after deduction of the original issue discount and debt issuance costs.

On September 29, 2010, the Company issued $900 million of 4.70% Senior Notes which mature on September 29, 2020. The notes are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium. The net proceeds from the offering were approximately $895 million after deduction of the original issue discount and debt issuance costs.

Debt issuance costs of $10 million related to these debt issuances were incurred and expensed in the year ended December 31, 2010.

On November 4, 2009, the Company issued $500 million of 5.38% Senior Notes which mature on November 4, 2019 and $500 million of 6.68% Senior Notes which mature on November 4, 2039. The notes are redeemable, in whole or in part, at the Company’s option at any time, subject to a certain prepayment premium. The net proceeds from the offering were approximately $993 million after deduction of the original issue discount and debt issuance costs.

On May 26, 2009, the Company issued $1.0 billion of 5.80% Senior Notes which mature on May 26, 2016. The notes are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium. The net proceeds from the offering were approximately $993 million after deduction of the original issue discount and debt issuance costs.

Debt issuance costs of $11 million related to these debt issuances were incurred and expensed in the year ended December 31, 2009.

85	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(D)   REDEMPTION OF SENIOR NOTES:
On August 27, 2010, the Company redeemed the entire outstanding principal amount of its U.S.$490 million ($516 million) 9.625% Senior Notes due 2011 at the prescribed redemption price of 105.999% of the principal amount effective on that date. The Company incurred a loss on the repayment of the Senior Notes aggregating $39 million, including aggregate redemption premiums of $31 million, a net loss on the termination of the associated swaps of $16 million, offset by a write-down of a previously recorded fair value increment of $8 million. Concurrently with this redemption, on August 27, 2010, the Company terminated the associated Derivatives aggregating U.S.$500 million notional principal amount, including the U.S.$10 million notional principal amount which were not accounted for as hedges. The Company made a net payment of approximately $269 million to terminate these Derivatives.

On August 31, 2010, the Company redeemed the entire outstanding principal amount of its $460 million 7.625% Senior Notes due 2011 at the prescribed redemption price of 107.696% of the principal amount effective on that date. The Company incurred a loss on repayment of the Senior Notes of $35 million.

On August 31, 2010, the Company redeemed the entire outstanding principal amount of its $175 million 7.25% Senior Notes due 2011 at the prescribed redemption price of 107.219% of the principal amount effective on that date. The Company incurred a loss on repayment of the Senior Notes of $13 million.

The total loss on repayment of the Senior Notes was $87 million for the year ended December 31, 2010.

As a result of these redemptions, the Company paid an aggregate of approximately $1,230 million, including approximately $1,151 million aggregate principal amount and $79 million for the premiums payable in connection with the redemptions.

On December 15, 2009, the Company redeemed the entire outstanding principal amount of its U.S.$400 million ($424 million) 8.00% Senior Subordinated Notes due 2012 at the prescribed redemption price of 102% of the principal amount effective on that date. The Company incurred a net loss on repayment of the Senior Subordinated Notes aggregating $7 million, including aggregate redemption premiums of $8 million offset by a write-down of a previously recorded fair value increment of $1 million.

(E)    UNSECURED OBLIGATIONS:
Prior to the Company’s reorganization completed on July 1, 2010, RCl’s public debt originally issued by Rogers Cable Inc. had Rogers Cable Communications Inc. (“RCCI”), a wholly-owned subsidiary, as a co-obligor, and Rogers Wireless Partnership (“RWP”), a wholly-owned subsidiary, as an unsecured guarantor, while RCl’s public debt originally issued by Rogers Wireless Inc. had RWP as a co-obligor and RCCI as an unsecured guarantor. Similarly, RCCI and

RWP had provided unsecured guarantees for the public debt issued directly by RCI, the bank credit facility and the Derivatives. Accordingly, RCI’s bank credit facility, senior public debt and Derivatives ranked pari passu on an unsecured basis. Prior to its redemption in December 2009, RCI’s U.S.$400 million 8.00% Senior Subordinated Notes were subordinated to its senior debt.

July 1, 2010 corporate reorganization:

On June 30, 2010, RWP changed its name to Rogers Communications Partnership (“RCP”). On July 1, 2010, the Company completed a reorganization which included the amalgamation of RCI and RCCI and another of RCI’s wholly-owned subsidiaries forming one amalgamated company under the name Rogers Communications Inc. Following this amalgamation, certain of the operating assets and operating liabilities of the amalgamated company together with all of its employees were transferred to RCP, subject to certain exceptions. The amalgamated company did not transfer its interests or obligations in or under: equity interests in any subsidiaries; long-term debt; derivative instruments; real estate assets; and intercompany notes.

As a result of this reorganization, effective July 1, 2010, RCP holds substantially all of the Company’s shared services and Cable and Wireless operations. Reporting will continue to reflect the Cable and Wireless services as separate operating segments.

In addition, RCCI ceased to be a separate legal entity on July 1, 2010 as a result of the amalgamation and effective July 1, 2010 RCCI is no longer a guarantor or obligor, as applicable, for the Company’s bank credit facility, public debt and Derivatives. Following the amalgamation, RCI continues to be the obligor in respect of each of the Company’s bank credit facility, public debt and Derivatives, while RCP remains either a co-obligor or guarantor, as applicable, for the public debt and a guarantor for the bank credit facility and Derivatives. RCl’s and RCP’s respective obligations under the bank credit facility, the public debt and the Derivatives continue to rank pari passu on an unsecured basis.

(F)    FAIR VALUE INCREMENT (DECREMENT) ARISING FROM PURCHASE ACCOUNTING:
The fair value increment (decrement) on long-term debt is a purchase accounting adjustment required by GAAP as a result of the acquisition of the minority interest of Wireless during 2004. Under GAAP, the purchase method of accounting requires that the assets and liabilities of an acquired enterprise be revalued to fair value when allocating the purchase price of the acquisition. The fair value increment (decrement) is amortized over the remaining term of the related debt and recorded as part of interest expense. The fair value increment (decrement), applied to the specific debt instruments to which it relates, results in the following carrying values at December 31, 2010 and 2009 of the debt in the Company’s consolidated accounts:

		2010	2009
Senior Notes, due 2011	9.625%	$–	$533
Senior Notes, due 2011	7.625%	–	460
Senior Notes, due 2012	7.250%	469	495
Senior Notes, due 2014	6.375%	738	774
Senior Notes, due 2015	7.500%	549	579
Total		$1,756	$2,841

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2010, the Company redeemed the entire outstanding principal amount of its U.S.$490 million ($516 million) 9.625% Senior Notes due 2011 and $460 million 7.625% Senior Notes due 2011, resulting in a write-down of the previously recorded fair value increment of $8 million.

(G)    WEIGHTED AVERAGE INTEREST RATE:
The Company’s effective weighted average interest rate on all long-term debt, as at December 31, 2010, including the effect of the Derivatives, was 6.68% per annum (2009 – 7.27% per annum).

(H)    PRINCIPAL REPAYMENTS:
As at December 31, 2010, principal repayments due within each of the next five years and thereafter on all long-term debt are as follows:

debt recorded in the consolidated statements of income totalled $20 million (2009 – gain of $126 million).

(J)    TERMS AND CONDITIONS:
The provisions of the Company’s $2.4 billion bank credit facility described above impose certain restrictions on the operations and activities of the Company, the most significant of which are debt maintenance tests.

In addition, certain of the Company’s Senior Notes and Debentures described above contain debt incurrence tests as well as restrictions upon additional investments, sales of assets and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment grade ratings by at least two of three specified credit rating agencies. As at December 31, 2010, all of these public debt securities were assigned an investment grade rating by each of the three specified credit rating agencies and, accordingly, these restrictions have been suspended for so long as such investment grade ratings are maintained. The Company’s other Senior Notes do not contain any such restrictions, regardless of the credit ratings for such securities.

In addition to the foregoing, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company.

At December 31, 2010 and 2009, the Company was in compliance with all of the terms and conditions of its long-term debt agreements.

2011	$–
2012	816
2013	348
2014	1,094
2015	826
Thereafter	5,639
$8,723

Coincident with the maturity of the Company’s U.S. dollar denominated long-term debt, certain of the Company’s Derivatives also mature (note 15(d)(iii)).

(I)     FOREIGN EXCHANGE:
Foreign exchange gains related to the translation of long-term

15. FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS:

(A)    OVERVIEW:
The Company is exposed to credit risk, liquidity risk and market risk. The Company’s primary risk management objective is to protect its income and cash flows and, ultimately, shareholder value. Risk management strategies, as discussed below, are designed and implemented to ensure the Company’s risks and the related exposures are consistent with its business objectives and risk tolerance.

(B)   CREDIT RISK:
Credit risk represents the financial loss that the Company would experience if a counterparty to a financial instrument, in which the Company has an amount owing from the counterparty, failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.

The Company’s credit risk is primarily attributable to its accounts receivable. The amounts disclosed in the consolidated balance sheets are net of allowances for doubtful accounts, estimated by the Company’s management based on prior experience and their assessment of the current economic environment. The Company establishes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of accounts receivable. The main components of this allowance are a specific loss component that relates to individually significant exposures and an overall loss component established based on historical trends. At December 31, 2010, the Company had accounts receivable of $1,480 million (2009 – $1,310 million), net of an allowance for doubtful accounts of $138 million (2009 – $157 million). At December 31, 2010, $715 million (2009 – $563 million) of accounts receivable is considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.

The Company believes that the concentration of credit risk of accounts receivable is limited due to its broad customer base, dispersed across varying industries and geographic locations throughout Canada.

The Company has established various internal controls, such as credit checks, deposits on account and billing in advance, designed to mitigate credit risk and has also established procedures to suspend the availability of services when customers have fully utilized approved credit limits or have violated established payment terms. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective or that the Company’s current credit loss experience will continue.

Credit risk related to Derivatives arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements in instances where these agreements have positive fair value for the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poor’s rating (or the equivalent) ranging from A to AA–. The Company does not require collateral or other security to support the credit risk associated with Derivatives due to the Company’s assessment of the creditworthiness of the counterparties. The obligations under U.S.$5.1 billion aggregate notional amount of the Derivatives are unsecured and generally rank equally with the Company’s senior indebtedness. The credit risk of the Company and the counterparties, as applicable, is taken into consideration in determining the fair value of the Derivatives for accounting purposes (note 15(d)).

87	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(C)   LIQUIDITY RISK:
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 21. It also manages liquidity risk by continuously monitoring actual and projected cash flows to ensure that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2010, the undrawn portion of the Company’s bank credit facility was approximately $2.4 billion (2009 – $2.4 billion), excluding letters of credit of $94 million (2009 – $47 million).

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of the Company’s financial liabilities at December 31, 2010:

	Carrying	Contractual		Less than	1 to 3		4 to 5		More than
(In millions of dollars)	amount	cash flows		1 year	years		years		5 years
Bank advances	$40	$40		$40	$–		$–		$–
Accounts payable and accrued liabilities	2,256	2,256		2,256	–		–		–
Income tax payable	376	376		376	–		–		–
Long-term debt	8,718	8,723		–	1,164		1,920		5,639
Other long-term liabilities	64	64		–	33		19		12
Derivatives:
Cash outflow (Canadian dollar)	–	5,907		–	1,570		2,338		1,999
Cash inflow (Canadian dollar equivalent of U.S. dollar)*	–	(5,023	)*	–	(1,164	)*	(1,920	)*	(1,939	)*
Net carrying amounts of Derivatives	900
	$12,354	$12,343		$2,672	$1,603		$2,357		$5,711
*Represents Canadian dollar equivalent amount of U.S. dollar inflows matched to an equal amount of U.S. dollar maturities in long-term debt.

In addition to the amounts noted above, at December 31, 2010, net interest payments over the life of the long-term debt, including the impact of Derivatives, are:
	Less than 1	1 to 3	4 to 5	More than
	year	years	years	5 years
Interest payments	$645	$1,158	$864	$3,548

(D)   MARKET RISK:
Market risk is the risk that changes in market prices, such as fluctuations in the market prices of the Company’s publicly traded investments, the Company’s share price, foreign exchange rates and interest rates, will affect the Company’s income or the value of its financial instruments.

(i)     Publicly traded investments:
The Company manages its risk related to fluctuations in the market prices of its publicly traded investments by regularly conducting financial reviews of publicly available information related to these investments to ensure that any risks are within established levels of risk tolerance. The Company does not routinely engage in risk management practices such as hedging, Derivatives or short selling with respect to its publicly traded investments.

At December 31, 2010, a $1 change in the market price per share of the Company’s publicly traded investments would have resulted in a $14 million change in the Company’s other comprehensive income, net of income taxes of $2 million.

(ii)   Company’s share price:
In addition, market risk arises from accounting for the Company’s stock-based compensation. All of the Company’s outstanding stock options, RSUs and DSUs, are classified as liabilities and are carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current share price and the respective option, RSU and DSU exercise price, as applicable. The intrinsic value of the liability is marked-to-market each period, and stock-based compensation expense is impacted by the change in the price of the Company’s Class B Non-Voting shares during the life of the option, RSU and DSU. At December 31, 2010, a $1 change in the market price of the Company’s Class B Non-Voting shares would have resulted in a change of $6 million in net income.

(iii)    Foreign exchange and interest rates:
The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates related to its U.S. dollar denominated debt instruments. From time-to-time, these derivative financial instruments include cross-currency swaps, interest rate exchange agreements, foreign exchange forward contracts and foreign exchange option agreements. All such instruments are only used for risk management purposes.

The effect of estimating fair value using credit-adjusted interest rates on the Company’s Derivatives at December 31, 2010 is illustrated in the table below. As at December 31, 2010, the credit-adjusted net liability position of the Company’s Derivative portfolio was $900 million, which is $17 million less than the unadjusted risk-free mark-to-market net liability position.

	Derivatives	Derivatives	Net liability
	in an asset	in a liability	position
As at December 31, 2010	position (A)	position (B)	(A) + (B)
Mark-to-market value – risk-free analysis	$7	$(924)	$(917)
Mark-to-market value – credit-adjusted estimate (carrying value)	7	(907)	(900)
Difference	$–	$17	$17

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All of the $17 million related to Derivatives accounted for as hedges was recorded in other comprehensive income.

On August 27, 2010, the Company redeemed all of the U.S.$490 million principal amount of its 9.625% Senior Notes due 2011 and, concurrently with this redemption, on August 27, 2010, the Company terminated the associated Derivatives aggregating U.S.$500 million notional principal amount, including the U.S.$10 million notional principal amount which were not accounted for as hedges. The Company made a net payment of approximately $269 million to terminate these Derivatives.

The effect of estimating fair value using credit-adjusted interest rates on the Company’s Derivatives at December 31, 2009 is illustrated in the table below. As at December 31, 2009, the credit-adjusted net liability position of the Company’s Derivative portfolio was $1,002 million, which is $25 million less than the unadjusted risk-free mark-to-market net liability position.

	Derivatives	Derivatives	Net liability
	in an asset	in a liability	position
As at December 31, 2009	position (A)	position (B)	(A) + (B)
Mark-to-market value – risk-free analysis	$94	$(1,121)	$(1,027)
Mark-to-market value – credit-adjusted estimate (carrying value)	82	(1,084)	(1,002)
Difference	$(12)	$37	$25

Of the $25 million impact, ($1) million was recorded in the consolidated statements of income related to Derivatives not accounted for as hedges and $26 million related to Derivatives accounted for as hedges was recorded in other comprehensive income.

At December 31, 2010, 93.1% of the Company’s U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. At December 31, 2010, details of the Derivatives net liability position are as follows:

					Estimated
				Unadjusted	fair value,
				mark-to-	being
				market	carrying
				value	amount on
				on a	a credit risk
	U.S. $	Exchange	Cdn. $	risk free	adjusted
2010	notional	rate	notional	basis	basis
Derivatives accounted for as cash flow hedges:
As assets	$575	1.0250	$589	$7	$7
As liabilities	4,125	1.2021	4,959	(918)	(901)
Net mark-to-market liability				(911)	(894)
Derivatives not accounted for as hedges:
As liabilities	350	1.0258	359	(6)	(6)
Net mark-to-market liability				(6)	(6)
Net mark-to-market liability				$(917)	$(900)
Less net current liability portion					(66)
Net long-term liability portion					$(834)

In 2010, nil (2009 – $1 million increase) related to hedge ineffectiveness was recognized in net income.

The long-term portion above comprises a derivative instruments liability of $840 million and a derivative instruments asset of $6 million as at December 31, 2010.

At December 31, 2010, all of the Company’s long-term debt was at fixed interest rates.

U.S.$350 million of the Company’s U.S. dollar-denominated long-term debt instruments are not hedged for accounting purposes and, therefore, a one cent change in the Canadian dollar relative to the U.S. dollar would have resulted in a $4 million change in the carrying value of long-term debt at December 31, 2010. In addition, this would have resulted in a $3 million change in net income, net of income taxes of $1 million.

A portion of the Company’s accounts receivable and accounts payable and accrued liabilities is denominated in U.S. dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.

All of the Company’s Derivatives are unsecured obligations of RCI. In addition, RCP has provided unsecured guarantees for all of the Company’s Derivatives (notes 14(e) and 15(b)).

At December 31, 2009, 93.7% of the Company’s U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. At December 31, 2009, details of the Derivatives net liability position are as follows:

89	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

					Estimated
				Unadjusted	fair value,
				mark-to-	being
				market	carrying
				value	amount on
				on a	a credit risk-
	U.S. $	Exchange	Cdn. $	risk free	adjusted
2009	notional	rate	notional	basis	basis
Derivatives accounted for as cash flow hedges:
As assets	$1,975	1.0252	$2,025	$84	$73
As liabilities	3,215	1.3337	4,288	(1,117)	(1,080)
Net mark-to-market liability				(1,033)	(1,007)
Derivatives not accounted for as hedges:
As assets	350	1.0258	359	10	9
As liabilities	10	1.5370	15	(4)	(4)
Net mark-to-market asset				6	5
Net mark-to-market liability				$(1,027)	$(1,002)
Less net current liability portion					(76)
Net long-term liability portion					$(926)

(E) FINANCIAL INSTRUMENTS: (i) Classification and fair values of financial instruments: The Company has classified its financial instruments as follows:

		2010		2009

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Cash and cash equivalents, held-for-trading, measured at fair value	$–	$–	$383	$383
Financial assets, available-for-sale, measured at fair value:
Investments	675	675	496	496
Loans and receivables, measured at amortized cost:
Accounts receivable	1,480	1,480	1,310	1,310
	$2,155	$2,155	$2,189	$2,189

		2010		2009

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial liabilities, measured at amortized cost:
Bank advances	$40	$40	$–	$–
Accounts payable and accrued liabilities	2,256	2,256	2,175	2,175
Income tax payable	376	376	208	208
Long-term debt	8,718	9,688	8,464	9,315
Other long-term liabilities	64	64	76	76
Financial liabilities (assets), held-for-trading:
Derivatives not accounted for as hedges	6	6	(5)	(5)
Derivatives accounted for as cash flow hedges, net	894	894	1,007	1,007
	$12,354	$13,324	$11,925	$12,776

The Company did not have any non-derivative held-to-maturity financial assets during the years ended December 31, 2010 and 2009.

(ii)   Guarantees:
In the normal course of business, the Company has entered into agreements that contain features that meet the definition of a guarantee under GAAP. A description of the major types of such agreements is provided below:

    (a)   Business sale and business combination agreements:

As part of transactions involving business dispositions, sales of assets or other business combinations, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business or reassessments of previous tax filings of the corporation that carries on the business.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(b)     Sales of services:
        As part of transactions involving sales of services, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

(c)   Purchases and development of assets:
        As part of transactions involving purchases and development of assets, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

(d)      Indemnifications:
        The Company indemnifies its directors, officers and employees against claims reasonably incurred and resulting from the performance of their services to the Company, and maintains liability insurance for its directors and officers, as well as those of its subsidiaries.

The Company is unable to make a reasonable estimate of the maximum potential amount it would be required to pay counterparties. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheets relating to these types of indemnifications or guarantees at December 31, 2010 or 2009. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

(iii)   Fair values:
     The Company has determined the fair values of its financial instruments as follows:

(a)    The carrying amounts in the consolidated balance sheets of cash and cash equivalents, accounts receivable, bank advances, accounts payable and accrued liabilities and income tax payable approximate fair values because of the short-term nature of these financial instruments.

(b)    The fair values of investments that are publicly traded are determined by the quoted market values for each of the investments.

(c)    The fair values of each of the Company’s public debt instruments are based on the year-end trading values.

(d)    The fair values of the Company’s Derivatives and other derivative instruments are based on estimated mark-to-market value at year-end and credit-adjusted mark-to-market valuation models.

(e)    The fair values of the Company’s other long-term financial assets and financial liabilities are not significantly different from their carrying amounts.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the consolidated balance sheets are categorized:

	2010		2009
	Level 1	Level 2	Level 1	Level 2
		Valuation		Valuation
		technique		technique
	Quoted	using	Quoted	using
	market	observable	market	observable
	price	market inputs	price	market inputs
Financial assets:
Cash and cash equivalents	$–	$–	$383	$–
Publicly traded investments	675	–	496	–
Derivatives accounted for as cash flow hedges	–	7	–	73
Derivatives not accounted for as hedges	–	–	–	9
Total financial assets	$675	$7	$879	$82
Financial liabilities:
Bank advances	$40	$–	$–	$–
Derivatives accounted for as cash flow hedges	–	901	–	1,080
Derivatives not accounted for as hedges	–	6	–	4
Total financial liabilities	$40	$907	$–	$1,084

There were no financial instruments categorized in Level 3 (valuation technique using non-observable market inputs) as at December 31, 2010 and 2009.
91	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. OTHER LONG-TERM LIABILITIES:

	2010	2009
CRTC commitments	$31	$45
Supplemental executive retirement plan (note 17)	30	29
Restricted share units	17	12
Deferred compensation	16	18
Program rights liability	10	11
Deferred gain on contribution of spectrum licences, net of accumulated amortization of $14 million (2009 – $10 million) (note 5)	10	14
Liabilities related to stock options	3	2
Other	7	2
	$124	$133

The liability for CRTC committed expenditures is recorded upon granting of the licence. The liability is reduced as the qualifying expenditures are made. The amount of these liabilities, included in	accounts payable and accrued liabilities and other long-term liabilities, is $45 million at December 31, 2010 (2009 – $62 million).

17. PENSIONS:

The Company maintains both contributory and non-contributory defined benefit pension plans that cover most of its employees. The plans provide pensions based on years of service, years of contributions and earnings. The Company does not provide any non-pension post-retirement benefits.

Actuarial estimates are based on projections of employees’ compensation levels at the time of retirement. Maximum retirement benefits are primarily based upon career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2010 for two of the plans and January 1, 2009 for one of the other plans. The next actuarial valuation for funding purposes must be of a date no later than January 1, 2011 for certain of the plans and January 1, 2012 for one of the other plans.

The estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide for these benefits measured at September 30 for the year ended December 31 are as follows:

	2010	2009
Plan assets, at fair value	$614	$518
Accrued benefit obligations	766	526
Deficiency of plan assets over accrued benefit obligations	(152)	(8)
Employer contributions after measurement date	14	14
Unrecognized transitional asset	–	(1)
Unamortized past service costs	6	9
Unamortized net actuarial loss	295	120
Deferred pension asset	$163	$134

Pension fund assets consist primarily of fixed income and equity securities, valued at fair value. The following information is provided on pension fund assets measured at September 30 for the year ended December 31:

	2010	2009
Plan assets, beginning of year	$518	$556
Actual return on plan assets	48	25
Contributions by employees	21	21
Contributions by employer	61	120
Benefits paid	(34)	(32)
Net transfer out on settlement (d)	–	(172)
Plan assets, end of year	$614	$518

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accrued benefit obligations are outlined below measured at September 30 for the year ended December 31:
	2010	2009
Accrued benefit obligations, beginning of year	$526	$622
Service cost	22	21
Interest cost	39	43
Benefits paid	(34)	(32)
Contributions by employees	21	21
Actuarial loss	192	23
Obligation being settled (d)	–	(172)
Accrued benefit obligations, end of year	$766	$526

Net pension expense is outlined below:

	2010	2009
Plan cost:
Service cost	$22	$21
Interest cost	39	43
Actual return on plan assets	(48)	(25)
Actuarial loss on benefit obligations	192	23
Settlement of pension obligations (d)	–	30
Costs	$205	$92
Differences between costs arising during the year and costs recognized during the year in respect of:
Return (loss) on plan assets	10	(17)
Actuarial gain	(186)	(18)
Plan amendments/prior service cost	2	2
Amortization of transitional asset	–	(8)
Net pension expense	$31	$51

The Company also provides supplemental unfunded pension benefits to certain executives. The accrued benefit obligation relating to these supplemental plans amounted to approximately $37 million at
December 31, 2010 (2009 – $31 million), and the related expense for 2010 was $4 million (2009 – $3 million). The accrued pension liability at December 31, 2010 is $30 million (2009 – $29 million) (note 16).

(A) ACTUARIAL ASSUMPTIONS:
	2010	2009
Weighted average discount rate used to determine accrued benefit obligations	5.60%	7.20%
Weighted average discount rate used to determine pension expense	7.20%	6.75%
Weighted average rate of compensation increase used to determine accrued benefit obligations	3.00%	3.00%
Weighted average rate of compensation increase used to determine pension expense	3.00%	3.00%
Weighted average expected long-term rate of return on plan assets	7.00%	7.25%

Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of the plan assets. The Company establishes its estimate of the expected rate of return on plan assets based on the fund’s target asset allocation and estimated rate of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities which take into account bond yields. An equity risk premium is then applied to estimate equity returns. Differences between expected and actual return are included in actuarial gains and losses.

The estimated average remaining service periods for the plans range from 8 to 11 years (2009 – 8 to 11 years).

93	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(B) ALLOCATION OF PLAN ASSETS:

	Percentage of plan assets at
	measurement date		Target
			asset allocation
Asset category	2010	2009	percentage
Equity securities	58.2%	59.4%	50% to 70%
Debt securities	41.5%	39.9%	35% to 45%
Other – cash	0.3%	0.7%	0% to 5%
	100.0%	100.0%

Plan assets primarily comprise pooled funds that invest in common stocks and bonds. The pooled Canadian equity fund has investments in the Company’s equity securities comprising approximately 1% of the pooled fund. This results in approximately $1 million (2009 – $1 million) of the plans’ assets being indirectly invested in the Company’s equity securities.

The Company makes contributions to the plans to secure the benefits of plan members and invests in permitted investments using the target ranges established by the Pension Committee of the Company. The Pension Committee reviews actuarial assumptions on an annual basis.

(C) ACTUAL CONTRIBUTIONS TO THE PLANS FOR THE YEARS
ENDED DECEMBER 31, 2010 AND 2009 ARE AS FOLLOWS:
	Employer	Employee	Total
2010	$61	$21	$82
2009	120	21	141

Expected contributions by the Company in 2011 are estimated to be approximately $70 million.

Employee contributions for 2011 are assumed to be at levels similar to 2010 on the assumption staffing levels in the Company will remain the same on a year-over-year basis.

(D)   SETTLEMENT OF PENSION OBLIGATIONS:
During 2009, the Company made a lump-sum contribution of $61 million to its pension plans, following which, the pension plans purchased $172 million of annuities from insurance companies for all

(E)   EXPECTED CASH FLOWS:
Expected benefit payments for funded and unfunded plans for the next 10 fiscal years are as follows:

employees in the pension plans who had retired as of January 1, 2009. The purchase of the annuities relieves the Company of the primary responsibility for, and eliminates significant risk associated with, the accrued benefit obligation for the retired employees. The non-cash settlement loss arising from this settlement of pension obligations was $30 million.

The Company did not have any curtailment gains or losses in 2010 and 2009.

2011	$26
2012	27
2013	29
2014	30
2015	32
144
Next five years	195
$339

Certain subsidiaries have defined contribution plans with total pension expense of $2 million in 2010 (2009 – $2 million).

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. SHAREHOLDERS’ EQUITY:

(A)      CAPITAL STOCK:
(i)       Preferred shares:
Rights and conditions:
There are 400 million authorized Preferred shares without par value, issuable in series, with rights and terms of each series to be fixed by the Board of Directors (the “Board”) prior to the issue of such series. The Preferred shares have no rights to vote at any general meeting of the Company. No Preferred shares have been issued.

(ii)      Common shares:
Rights and conditions:
There are 112,474,388 authorized Class A Voting shares without par value. Each Class A Voting share is entitled to 50 votes. The Class A Voting shares are convertible on a one-for-one basis into Class B Non-Voting shares.

There are 1.4 billion authorized Class B Non-Voting shares without par value.

The Articles of Amalgamation of the Company under the Business Corporations Act (British Columbia) impose restrictions on the transfer, voting and issue of the Class A Voting and Class B Non-Voting shares in order to ensure that the Company remains qualified to hold or obtain licences required to carry on certain of its business undertakings in Canada.

The Company is authorized to refuse to register transfers of any shares of the Company to any person who is not a Canadian in order to ensure that the Company remains qualified to hold the licences referred to above.

(B)     DIVIDENDS:
During 2009 and 2010, the Company declared and paid the following dividends on each of its outstanding Class A Voting and Class B Non-Voting shares:

(C)    NORMAL COURSE ISSUER BID:
In February 2010, the Toronto Stock Exchange (“TSX”) accepted a notice filed by the Company of its intention to renew its prior normal course issuer bid (“NCIB”) for a further one-year period. The TSX notice provides that the Company may, during the 12-month period commencing February 22, 2010 and ending February 21, 2011, purchase on the TSX up to the lesser of 43.6 million Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1,500 million. The actual number of Class B Non-Voting shares purchased under the NCIB, and the timing of such purchases will be determined by the Company considering market conditions, share prices, its cash position and other factors.

In 2010, the Company repurchased for cancellation an aggregate 37,080,906 Class B Non-Voting shares for an aggregate purchase price of $1,312 million, resulting in a reduction to stated capital, contributed surplus and retained earnings of $37 million, $1,191 million and $84 million, respectively. An aggregate 22,600,906 of these shares were repurchased for cancellation directly under the NCIB for an aggregate purchase price of $830 million. The remaining 14,480,000 of these shares were repurchased for cancellation pursuant to private agreements between the Company and arm’s-length third party sellers for an aggregate purchase price of $482 million. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of Class B Non-Voting shares that the Company may purchase pursuant to the NCIB. The NCIB expired on February 21, 2011 (note 26(a)).

In February 2009, the Company filed an NCIB with the TSX authorizing the Company to purchase up to the lesser of 15 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million during the 12-month period commencing February 20, 2009 and ending February 19, 2010. This NCIB replaced a previously filed NCIB, which expired in January 2009.

In May 2009, the Company filed an amendment to its NCIB to provide that the Company may, during the 12-month period commencing February 20, 2009 and ending February 19, 2010, purchase on the TSX the lesser of 48 million Class B shares, representing approximately 10% of the public float, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $1,500 million.

In 2009, the Company repurchased for cancellation an aggregate 43,776,200 Class B Non-Voting shares for an aggregate purchase price of $1,347 million, resulting in a reduction to stated capital, contributed surplus and retained earnings of $41 million, $1,256 million and $50 million, respectively. An aggregate 1,051,000 of these shares, comprising $34 million of the aggregate purchase price was purchased and recorded in December 2009 but was settled in early January 2010. In addition, 33,496,200 of these shares were repurchased for cancellation directly under the NCIB for an aggregate purchase price of $1,062 million. The remaining 10,280,000 of these shares were repurchased for cancellation pursuant to private agreements between the Company and certain arm’s-length third party sellers for an aggregate purchase price of $285 million, each of which was made under an issuer bid exemption order issued by the Ontario Securities Commission and was included in calculating the number of Class B Non-Voting shares that the Company was able to purchase pursuant to this NCIB.

		Dividend
Date declared	Date paid	per share
February 17, 2009	April 1, 2009	$0.29
April 29, 2009	July 2, 2009	0.29
August 20, 2009	October 1, 2009	0.29
October 27, 2009	January 2, 2010	0.29
		$1.16
February 16, 2010	April 1, 2010	$0.32
April 29, 2010	July 2, 2010	0.32
August 18, 2010	October 1, 2010	0.32
October 26, 2010	January 4, 2011	0.32
		$1.28

In February 2010, the Board adopted a dividend policy which increased the annualized dividend rate from $1.16 to $1.28 per Class A Voting and Class B Non-Voting share effective immediately to be paid quarterly in amounts of $0.32 per share on each outstanding Class A Voting and Class B Non-Voting share. Consequently, the Class A Voting shares may receive a dividend at a quarterly rate of up to $0.32 per share only after the Class B Non-Voting shares have been paid a dividend at a quarterly rate of $0.32 per share. The Class A Voting and Class B Non-Voting shares share equally in dividends after payment of a dividend of $0.32 per share for each class. Such quarterly dividends are only payable as and when declared by the Board and there is no entitlement to any dividends prior thereto.

95	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(D) ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):

	2010	2009
Unrealized gain on available-for-sale investments	$323	$219
Unrealized loss on cash flow hedging instruments	(122)	(256)
Related income taxes	43	80
	$244	$43

19. STOCK-BASED COMPENSATION:

A summary of stock-based compensation expense (recovery), which is included in operating, general and administrative expense, is as follows:

	2010	2009
Stock-based compensation:
Stock options (a)	$24	$(38)
Restricted share units (b)	19	7
Deferred share units (c)	4	(2)
	$47	$(33)

At December 31, 2010, the Company had a liability of $162 million (2009 – $178 million), of which $142 million (2009 – $164 million) is a current liability related to stock-based compensation recorded at its intrinsic value, including stock options, RSUs and DSUs. During the year ended December 31, 2010, $58 million (2009 – $63 million) was paid to holders upon exercise of RSUs and stock options using the cash settlement feature.

(A)   STOCK OPTIONS:
(i)    Stock option plans:
Options to purchase Class B Non-Voting shares of the Company on a one-for-one basis may be granted to employees, directors and officers of the Company and its affiliates by the Board or by the Company’s Management Compensation Committee. There are 30 million options authorized under the 2000 Plan, 25 million options authorized under the 1996 Plan, and 9.5 million options authorized under the 1994 Plan. The term of each option is 7 to 10 years and the vesting period is generally four years but may be adjusted by the Management Compensation Committee on the date of grant. The exercise price for options is equal to the fair market value of the Class B Non-Voting shares determined as the five-day average before the grant date as quoted on the TSX.

For in-the-money stock options measured at the Company’s December 31 share price of Class B Non-Voting shares, unrecognized stock-based compensation expense related to stock option plans was $3 million (2009 – $5 million), and will be recorded in the consolidated statements of income over the next four years.

(ii)   Performance options:
During the year ended December 31, 2010, the Company granted 759,200 (2009 – 1,156,200) performance-based options to certain key executives. These options are governed by the terms of the 2000 Plan. These options vest on a straight-line basis over four years provided that certain targeted stock prices are met on or after the anniversary date. At December 31, 2010, 4,894,980 performance options were outstanding.

All outstanding options, including the performance options, are classified as liabilities and are carried at their intrinsic value as adjusted for vesting.

At December 31, 2010, a summary of the stock option plans is as follows:

		2010		2009
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Outstanding, beginning of year	13,467,096	$23.73	13,841,620	$20.80
Granted	1,350,225	34.69	2,636,600	29.50
Exercised	(2,528,585)	14.78	(2,604,787)	12.88
Forfeited	(447,056)	34.89	(406,337)	32.20
Outstanding, end of year	11,841,680	$26.42	13,467,096	$23.73
Exercisable, end of year	6,415,933	$19.24	8,149,361	$17.56

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2010, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:
		Options outstanding		Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	outstanding	life (years)	price	exercisable	price
$ 4.83 – $ 9.99	837,383	2.23	$7.53	837,383	$7.53
$ 10.00 – $ 11.99	1,765,688	2.61	10.44	1,765,688	10.44
$ 12.00 – $ 18.99	984,765	1.75	13.78	984,765	13.78
$ 19.00 – $ 24.99	1,248,748	2.15	22.62	1,248,748	22.62
$ 25.00 – $ 29.99	2,011,666	5.19	29.42	437,181	29.42
$ 30.00 – $ 37.99	1,574,527	6.02	34.12	77,605	32.11
$ 38.00 – $ 46.94	3,418,903	3.72	39.03	1,064,563	38.99
	11,841,680	3.68	$26.42	6,415,933	$19.24

(B)   RESTRICTED SHARE UNITS:
(i)    RSU plan:
The RSU plan enables employees, officers and directors of the Company to participate in the growth and development of the Company. Under the terms of the plan, RSUs are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, the Company shall redeem all of the participants’ RSUs in cash or by issuing one Class B Non-Voting share for each RSU. The Company has reserved 4,000,000 Class B Non-Voting shares for issuance under this plan. During the year ended December 31, 2010, the Company granted 631,655 RSUs (2009 – 431,185).

(ii)   Performance RSUs:
During the year ended December 31, 2010, the Company granted 187,508 (2009 – nil) performance-based RSUs to certain key executives. The number of units that vest and will be paid will be within a range of 50% to 150% of the initial number granted based upon the achievement of certain annual and three year non-market targets.

At December 31, 2010, 1,616,370 (2009 – 1,060,223) RSUs and performance RSUs were outstanding. These RSUs vest at the end of three years from the grant date. Stock-based compensation expense for the year ended December 31, 2010, related to these RSUs, was $19 million (2009 – $7 million).

For RSUs measured at the Company’s December 31 share price of Class B Non-Voting shares, unrecognized stock-based compensation expense as at December 31, 2010 related to these RSUs was $26 million (2009 – $17 million), and will be recorded in the consolidated statements of income over the next three years.

(C)   DEFERRED SHARE UNITS:
The DSU plan enables directors and certain key executives of the Company to elect to receive certain types of remuneration in DSUs, which are classified as a liability on the consolidated balance sheets amounting to $23 million (2009 – $20 million). During the year ended December 31, 2010, the Company granted 89,136 deferred share units (2009 – 110,516). At December 31, 2010, 664,169 (2009 – 613,777) DSUs were outstanding. Stock-based compensation expense for the year ended December 31, 2010 related to these DSUs was $4 million (2009 – $2 million recovery). There is no unrecognized compensation expense related to DSUs, since these awards vest immediately when granted.

(D)   EMPLOYEE SHARE ACCUMULATION PLAN:
The employee share accumulation plan allows employees to voluntarily participate in a share purchase plan. Under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings through payroll deductions. The designated administrator of the plan then purchases, on a monthly basis, Class B Non-Voting shares of the Company on the open market on behalf of the employee. At the end of each month, the Company makes a contribution of 25% to 50% of the employee’s contribution in the month, which is recorded as compensation expense. The administrator then uses this amount to purchase additional shares of the Company on behalf of the employee, as outlined above.

Compensation expense related to the employee share accumulation plan amounted to $20 million (2009 – $17 million) for the year ended December 31, 2010.

97	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. CONSOLIDATED STATEMENTS OF CASH FLOWS AND SUPPLEMENTAL INFORMATION:

(A) CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS :
	2010	2009
Decrease (increase) in accounts receivable	$(163)	$93
Decrease (increase) in other assets	(90)	76
Decrease in accounts payable and accrued liabilities	(83)	(155)
Increase in income taxes payable	168	205
Increase (decrease) in unearned revenue	(12)	45
	$(180)	$264

(B) SUPPLEMENTAL CASH FLOW INFORMATION:

	2010	2009
Income taxes paid	$152	$8
Interest paid	651	632

21. CAPITAL RISK MANAGEMENT:

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders. The Company defines capital that it manages as the aggregate of its shareholders’ equity, which comprises issued capital, contributed surplus, accumulated other comprehensive income and retained earnings.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

In February 2010, the TSX accepted a notice filed by the Company of its intention to renew its prior NCIB for a further one-year period. The TSX notice provides that the Company may, during the 12-month period commencing February 22, 2010 and ending February 21, 2011, purchase on the TSX the lesser of 43.6 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1,500 million.

In 2010, the Company repurchased an aggregate 37,080,906 Class B Non-Voting shares, of which 22,600,906 were repurchased directly under the NCIB and the remaining 14,480,000 were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of Class B Non-Voting shares that the Company may purchase pursuant to the NCIB (note 18(c)). The NCIB expired on February 21, 2011 (note 26(a)).

In 2010, the Company issued $800 million of 6.11% Senior Notes due 2040 and $900 million of 4.70% Senior Notes due 2020 (note 14(c)).

In 2010, the Company redeemed the entire outstanding principal amount of its U.S.$490 million ($516 million) 9.625% Senior Notes, $460 million 7.625% Senior Notes, and $175 million 7.25% Senior Notes (note 14(d)).

In 2010, the Company settled derivatives hedging the U.S.$490 million 9.625% Senior Notes. Simultaneously, the Company also settled additional Derivatives with a notional amount of $10 million which were not accounted for as hedges. The settlement of these Derivatives resulted in a net payment by the Company of $269 million (note 14(d)).

The Company monitors debt leverage ratios as part of the management of liquidity and shareholders’ return and to sustain future development of the business.

In May 2009, the Company announced that it had set a target leverage range for its capital structure of net debt to adjusted operating profit of 2.0 to 2.5 times. There was no change to this target leverage range in 2010.

The Company is not subject to externally imposed capital requirements and, except as noted above, its overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2009.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. RELATED PARTY TRANSACTIONS:

The Company entered into the following related party transactions:

(A)   The Company has entered into certain transactions in the normal course of business with certain broadcasters in which the Company has an equity interest. The amounts paid to these broadcasters are as follows:

	2010	2009
Access fees paid to broadcasters accounted for by the equity method	$16	$16

(B)   The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company. Total amounts paid by the Company to these related parties, directly or indirectly, are as follows:

	2010	2009
Legal services, printing and commissions paid on premiums for insurance coverage	$39	$39

(C) The Company entered into certain transactions with the controlling shareholder of the Company and companies controlled by the controlling shareholder of the Company.	These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from these related parties are as follows:

	2010	2009
Recoveries for use of aircraft and other administrative services	$–	$(1)

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties, and are reviewed by the Audit Committee.

In January 2010, with the approval of the Board, the Company closed an agreement to sell the Company’s aircraft to a private Rogers’ family holding company for cash proceeds of $19 million (U.S.$18 million). The terms of the sale were negotiated by a Special Committee of the Board, entirely comprised of independent directors. The Special Committee was advised by several independent parties knowledgeable in aircraft valuations to ensure that the sale price was within a range that was reflective of current market value.

23. COMMITMENTS:

(A)   The Company is committed, under the terms of its licences issued by Industry Canada, to spend 2% of certain wireless revenues earned in each year on research and development activities over the license period.

(B)   The Company enters into agreements with suppliers to provide services and products that include minimum spend commitments. The Company has agreements with certain telecommunications companies that guarantee the long-term supply of network facilities and agreements relating to the operations and maintenance of the network.

(C)   In the ordinary course of business and in addition to the amounts recorded on the consolidated balance sheets and disclosed elsewhere in the notes, the Company has entered into agreements to acquire broadcasting rights to programs and films over the next ten years at a total cost of approximately $839 million. In addition, the Company has commitments to pay access fees over the next year totalling approximately $15  million.

(D)   Pursuant to CRTC regulation, the Company is required to make contributions to the Canadian Television Fund (“CTF”), which is a cable industry fund designed to foster the production of Canadian television programming. Contributions to the CTF are based on a formula, including gross broadcast revenues and the number of subscribers. The Company may elect to spend a portion of the above amount for local television programming and may also elect to contribute a portion to another CRTC-approved independent production fund. The Company estimates that its total contribution for 2011 will amount to approximately $74 million.

The CRTC collects two different types of fees from broadcast licencees which are known as Part I and Part II fees. Each broadcasting licencee pays a proportionate share of the fees based on its percentage of revenue share across all broadcasting licencees. The Company estimates that licence fees for 2011 will amount to approximately $28 million.

99	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(E)   Pursuant to CRTC regulation, the Company is required to pay certain telecom contribution fees. These fees are based on a formula, including certain types of revenue, including the majority of wireless revenue. The Company estimates that these fees for 2011 will amount to approximately $31 million.

(F)   Pursuant to Industry Canada regulation, the Company is required to pay certain fees for the use of its spectrum licences. These fees are primarily based on the bandwidth and population covered by the spectrum licence. The Company estimates that these fees for 2011 will amount to $85 million.

 (G)   In addition to the items listed above, the future minimum lease payments under operating leases for the rental of premises, distribution facilities, equipment and microwave towers, commitments for player contracts, purchase obligations and other contracts, including outsourcing arrangements, at December 31, 2010 are as follows:

Year ending December 31:
2011	$755
2012	409
2013	315
2014	246
2015	184
2016 and thereafter	292
$2,201
Rent expense for 2010 amounted to $180 million (2009 – $181 million).

24. CONTINGENT LIABILITIES:

(A)    In August 2008, a proceeding was commenced in Ontario pursuant to that province’s Class Proceedings Act, 1992 against Cable and other providers of communications services in Canada. The proceedings involve allegations of, among other things, false, misleading and deceptive advertising relating to charges for long-distance telephone usage. The plaintiffs are seeking $20 million in general damages and punitive damages of $5 million. The plaintiffs intend to seek an order certifying the proceedings as a class action. Any potential liability is not yet determinable.

(B)    In June 2008, a proceeding was commenced in Saskatchewan under that province’s Class Actions Act against providers of wireless communications services in Canada. The proceeding involves allegations of, among other things, breach of contract, misrepresentation and false advertising in relation to the 911 fee charged by the Company and the other wireless communication providers in Canada. The plaintiffs are seeking unquantified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. Any potential liability is not yet determinable.

(C)    In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. In September 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action. The “opt-in” nature of the class was later confirmed by the Saskatchewan Court of Appeal. As a national, “opt-in” class action, affected customers outside Saskatchewan have to take specific steps to participate in the proceeding. In February 2008, the Company’s motion to stay the proceeding based on the arbitration clause in the wireless service agreements was granted and the Saskatchewan Court directed that its order in respect of the certification of the action would exclude from the class of plaintiffs those customers who are bound by an arbitration clause.

In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. This second proceeding was ordered conditionally stayed in December 2009 on the basis that it was an abuse of the process.

The Company’s appeal of the 2007 certification decision was heard in December 2010 and the Company awaits the decision. The Company has not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated. If the ultimate resolution of this action differs from the Company’s assessment and assumptions, a material adjustment to the financial position and results of operations could result.

(D)    The Company believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. The Company’s tax filings are subject to audits, which could materially change the amount of current and future income tax assets and liabilities, and could, in certain circumstances, result in the assessment of interest and penalties.

(E)    In October 2009, the Government of Canada announced that a settlement had been reached between the Government of Canada and members of the broadcasting industry with respect to Part II fees. Under the terms of the settlement, the Government agreed to forgive the amounts otherwise owing to it up to August 31, 2009 and the fees going forward will be approximately one-third less than historical rates. As a result, during the fourth quarter of 2009, Cable and Media recorded recoveries in operating, general and administrative expenses of approximately $60 million and $19 million, respectively, for CRTC Part II fees covering periods from September 1, 2006 to August 31, 2009.

(F)    There exist certain other claims and potential claims against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES:

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP, as applied in the United States, differs from that applied in Canada.

If United States GAAP were employed, net income for the years ended December 31, 2010 and 2009 would be adjusted as follows:

	2010	2009
Net income for the year based on Canadian GAAP	$1,528	$1,478
Gain on sale of cable systems (b)	–	(4)
Capitalized interest, net of related depreciation (c)	11	6
Financial instruments (d)	124	145
Stock-based compensation (e)	(29)	13
Net periodic pension cost (f)	(5)	3
Income taxes (g)	(24)	(28)
Installation revenues and costs, net (h)	(3)	4
Net income for the year based on United States GAAP	$1,602	$1,617
Net income per share based on United States GAAP:
Basic	$2.78	$2.60
Diluted	2.78	2.60

If United States GAAP were employed, comprehensive income for the years ended December 31, 2010 and 2009 would be adjusted as follows:
	2010	2009
Comprehensive income for the year based on Canadian GAAP	$1,729	$1,616
Impact of United States GAAP differences on net income	74	139
Reclassification to net income of change in fair value of derivative instruments not accounted for
as hedges under United States GAAP, net of income taxes of $27 (2009– $26) (d)	(97)	(113)
Change in funded status of pension plans for unrecognized amounts, net of income taxes of $19 (2009 – $16) (f)	(55)	(45)
Comprehensive income for the year based on United States GAAP	$1,651	$1,597

The cumulative effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:
	2010	2009
Shareholders’ equity based on Canadian GAAP	$3,959	$4,273
Cumulative impact of differences in business combinations and consolidation accounting (a)	(8)	(8)
Gain on sale of cable systems (b)	101	101
Capitalized interest (c)	96	85
Financial instruments (d)	49	49
Stock-based compensation (e)	(14)	13
Pension liability (f), (k)	(244)	(165)
Income taxes (g)	9	(14)
Installation revenues and costs, net (h)	13	16
Other	(7)	(7)
Shareholders’ equity based on United States GAAP	$3,954	$4,343

101	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

(A)      CUMULATIVE IMPACT OF DIFFERENCES IN BUSINESS COMBINATIONS AND CONSOLIDATION ACCOUNTING:
Certain differences between United States and Canadian GAAP arose in prior years relating to the dilution gain on the sale of Wireless shares, non-controlling interest accounting during the time period that RCI did not own 100% of Wireless, the acquisition of the outstanding shares in Wireless and the acquisition of a cable company in Atlantic Canada.

(B)      GAIN ON SALE OF CABLE SYSTEMS:
Under Canadian GAAP, the cash proceeds on the non-monetary exchange of cable assets in prior years were recorded as a reduction in the carrying value of PP&E. Under United States GAAP, a portion of the cash proceeds received was recognized as a $40 million gain in the consolidated statements of income on an after-tax basis. This difference was being amortized over a 10-year period ending in 2009.

As a result of this transaction, the carrying amount of the above assets was higher and additional depreciation expense was recorded under United States GAAP.

Under Canadian GAAP, the after-tax gain arising on the sale of certain of the Company’s cable television systems in prior years was recorded as a reduction of the carrying value of goodwill acquired in a contemporaneous acquisition of certain cable television systems. Under United States GAAP, the Company included the $101 million gain on sale of the cable television systems in income, net of related income taxes.

(C)     CAPITALIZED INTEREST:
Under United States GAAP, interest costs are capitalized as part of the historical cost of acquiring certain qualifying assets, which require a period of time to prepare for their intended use. Capitalization is not required under Canadian GAAP.

The impact of these changes on net income on a pre-tax basis is summarized as follows for the year ended December 31:

(D)    FINANCIAL INSTRUMENTS:
Under Canadian GAAP, the Company records the changes in fair value of cash flow hedging derivatives in other comprehensive income, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Under United States GAAP, certain instruments are not accounted for as hedges but instead changes in the fair value of the derivative instruments, reflecting primarily market changes in foreign exchange rates, interest rates, as well as the level of short-term variable versus long-term fixed interest rates, are recognized in the consolidated statements of income immediately. For the year ended December 31, 2010, a gain of $97 million ($124 million less income taxes of $27 million) (2009 – gain of $113 million ($139 million less income taxes of $26 million)) was reclassified from other comprehensive income under Canadian GAAP to the consolidated statements of income for United States GAAP.

Under Canadian GAAP, the Company separates the early repayment option on one of the Company’s debt instruments. During 2009, the decrease in fair value of this early repayment option, amounting to $4 million was recorded in the consolidated statements of income under Canadian GAAP as the debt instrument was repaid. Under United States GAAP, the Company is not permitted to separate the early repayment option. As the debt instrument was repaid in 2009, no adjustment to Canadian GAAP was required for 2010.

Under Canadian GAAP, the Company records all transaction costs for financial assets and financial liabilities in income as incurred. Under United States GAAP, the Company defers these costs and amortizes them over the term of the related asset or liability. During 2010, the Company capitalized $10 million (2009 – $11 million) in debt issuance costs for United States GAAP purposes. Offsetting this was amortization of previously deferred transaction costs in 2010 of $10 million (2009 – $9 million).

	2010	2009
Reclassification from other comprehensive income of change in fair value of derivatives not accounted for as hedges under United States GAAP	$124	$139
Decrease in fair value of prepayment option not accounted for under United States GAAP	–	4
Deferral of transaction costs under United States GAAP	10	11
Amortization of deferred transaction costs under United States GAAP	(10)	(9)
United States GAAP difference in net income (pre-tax)	$124	$145

The impact of these changes on shareholders’ equity is summarized as follows:

	2010	2009
Deferral of transaction costs	$49	$49
United States GAAP difference in ending shareholders’ equity (pre-tax)	$49	$49

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	102

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(E)    STOCK-BASED COMPENSATION:
All of the Company’s outstanding stock options can be settled in cash at the discretion of the employee or director (note 19(a)(i)). Under United States GAAP, the cost of stock-based awards that are settled in cash, or may be settled in cash at the discretion of the employee or director, are required to be measured at fair value on each reporting date. Under Canadian GAAP, the liability and compensation cost for these awards are measured at the intrinsic value of the awards at each reporting date. In addition, under United States GAAP, the fair value is amortized to expense on a straight-line basis over the vesting period or, as applicable, over the period in which the employee is eligible to retire, whichever is shorter. Under Canadian GAAP, the intrinsic value is amortized to expense over the graded vesting period or, as applicable, over the period in which the employee is eligible to retire, whichever is shorter. For certain modified awards that are outstanding at the reporting date, United States GAAP also requires that cumulative compensation cost for these awards be equal to the greater of (i) the grant-date fair value of the original equity award and (ii) the fair value of the modified liability award until it is settled. As a result of the foregoing differences, stock-based compensation expense would be increased by $29 million under United States GAAP for the year ended December 31, 2010 (2009 – decreased by $13 million).

At December 31, 2010, the recorded liability for these awards is $14 million higher under United States GAAP than recorded under Canadian GAAP (2009 – $13 million lower).

(F)    PENSION COST:
To comply with the requirements of ASC 715-20, the Company adopted December 31 as its measurement date effective December 31, 2008, without remeasuring the plan assets and obligations at January 1, 2008. This resulted in a decrease in retained earnings of $4 million ($6 million less income taxes of $2 million), with a corresponding increase of $6 million to the Company’s pension liability. For the year ended December 31, 2010, the net periodic pension cost under U.S. GAAP increased by $5 million (2009 – decreased by $3 million) due to the difference in measurement dates. The cumulative periodic pension cost difference at December 31, 2010 is an increase in the liability recorded under U.S. GAAP of $2 million.

Under United States GAAP, the Company is required to recognize the funded status of defined benefit post-retirement plans on the balance sheet with changes recorded in other comprehensive income (loss). For the year ended December 31, 2010, under United States GAAP, the Company recorded a decrease of $55 million (2009 – decrease of $45 million) to other comprehensive income, net of income taxes of $19 million (2009 – $16 million) to reflect the current period increase in the funded status differences.

(G)    INCOME TAXES:
Included in income taxes is the tax effect of various adjustments where appropriate.

United States GAAP requires the valuation allowance to be allocated on a pro rata basis between current and non-current future tax assets for the relevant tax jurisdiction. This GAAP difference would result in a decrease in current future tax assets under United States GAAP of $2 million and a decrease in non-current future tax liabilities of the same amount.

(H)    INSTALLATION REVENUES AND COSTS, NET:
For Canadian GAAP purposes, cable installation revenues for both new connects and reconnects are deferred and amortized over the customer relationship period. For United States GAAP purposes, installation revenues are immediately recognized in income to the extent of direct selling costs, with any excess deferred and amortized over the customer relationship period.

(I)       CONSOLIDATED STATEMENTS OF CASH FLOWS:
(i)    Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash operating working capital items in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(ii)    Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the total decrease in cash and cash equivalents in 2010 in the amount of $423 million reflected in the consolidated statements of cash flows would be $383 million and cash used by financing activities would decrease by $40 million. The total increase in cash and cash equivalents in 2009 in the amount of $402 million reflected in the consolidated statements of cash flows would be $383 million and cash used by financing activities would increase by $19 million.

(J)    OTHER DISCLOSURES:
United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities, as at December 31, 2010, were $2,178 million (2009 – $1,843 million). At December  31, 2010, accrued liabilities in respect of PP&E totalled $196 million (2009 – $108 million), accrued interest payable totalled $155 million (2009 – $144 million), accrued liabilities related to payroll totalled $294 million (2009 – $337 million), and CRTC commitments totalled $14 million (2009 – $10 million).

103	ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(K) PENSIONS:
The following summarizes the additional disclosures required and different pension-related amounts recognized or disclosed in the Company’s accounts under United States GAAP:

	2010	2009
Current service cost – employer portion	$28	$16
Interest cost	37	41
Expected return on plan assets	(40)	(39)
Settlement of pension obligations	–	30
Amortization:
Transitional asset	–	(6)
Realized gains included in income	2	2
Net actuarial loss	9	4
Net periodic pension cost under United States GAAP	$36	$48
Accrued benefit asset under Canadian GAAP	$163	$134
One-time adjustment for change in measurement period	(6)	(6)
Cumulative periodic pension cost difference	(2)	3
Accumulated other comprehensive loss under United States GAAP, on a pre-tax basis	(231)	(159)
Net amount recognized in the consolidated balance sheets under United States GAAP	$(76)	$(28)

In addition to the amounts disclosed above, under United States GAAP, the net amount recognized in the consolidated balance sheets related to the Company’s supplemental unfunded pension benefits for certain executives was $36 million (2009 – $32 million). The total accumulated other comprehensive loss associated with the supplemental plan amounts to $5 million (2009 – $3 million), on a pre-tax basis.

(L)    RECENT UNITED STATES ACCOUNTING PRONOUNCEMENTS:
In September 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2009-13, Revenue Arrangements with Multiple Deliverables (Topic 605), which addresses some aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. This update is effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011, with earlier adoption permitted as of the beginning of a fiscal year. The Company is assessing the impact of the new standard on its consolidated financial statements.

In February 2010, the FASB issued Update No. 2010-09, Subsequent Events (Topic 855). This update removes the requirement for Securities Exchange Commission filers to disclose the date financial statements are available to be issued. It required the disclosure of the date through which an entity has evaluated subsequent events to be the date the financial statements were issued. The Company recognized the effects of events or transactions that occur after the balance sheet date but before financial statements are issued (“subsequent events”) if there is evidence that conditions related to the subsequent event existed at the date of the balance sheet, including the impact of such events on management’s estimates and assumptions used in preparing the financial statements. Other significant subsequent events that are not recognized in the financial statements are disclosed in the notes to the consolidated financial statements.

26. SUBSEQUENT EVENTS:

(A)    In February 2011, the TSX accepted a notice filed by the Company of its intention to renew its prior NCIB for a further one-year period. The TSX notice provides that the Company may, during the 12-month period commencing February 22, 2011 and ending February 21, 2012, purchase on the TSX the lesser of 39.8 million Class B Non-Voting shares, representing approximately 9% of the issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1,500 million. The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases will be determined by the Company considering market conditions, share prices, its cash position, and other factors.

On February 22, 2011, the Company repurchased for cancellation, pursuant to a private placement agreement between the Company and an arm’s-length third party, 1.4 million Class B Non-Voting shares for an aggregate price of $45 million. The transaction was made under an issuer bid exemption order issued by the Ontario Securities Commission and is included in calculating the number of Class B Non-Voting shares that the Company may purchase pursuant to the NCIB.

(B)    In February 2011, the Company’s Board adopted a dividend policy which increases the annualized dividend rate from $1.28 to $1.42 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.355 per share. Such quarterly dividends are only payable as and when declared by the Board and there is no entitlement to any dividends prior thereto.

In addition, on February 15, 2011, the Board declared a quarterly dividend totalling $0.355 per share on each of its outstanding Class A Voting and Class B Non-Voting shares, such dividend to be paid on April 1, 2011, to shareholders of record on March 18, 2011, and is the first quarterly dividend to reflect the newly increased $1.42 per share annual dividend level.

(C)    On January 4, 2011, the Company closed its agreement to purchase 100% interest in Atria for cash consideration of $425 million (note 4(b) (i)) and on January 31, 2011, the Company closed its agreements to purchase the assets of BOB-FM and BOUNCE (note 4(b)(ii)).

(D)   On February 18, 2011, the Company announced that it had issued notices to redeem on March 21, 2011 all of the US$350 million principal amount of 7.875% Senior Notes due 2012 and all of the US$470 million principal amount of 7.25% Senior Notes due 2012, in each case at the applicable redemption price plus accrued interest to the date of redemption. In each case, the respective redemption price will include a make whole premium based on the present values of the remaining scheduled payments as prescribed in the applicable indenture.

ROGERS COMMUNICATIONS INC. 2010 ANNUAL FINANCIAL STATEMENTS AND NOTES	104